Exhibit 10.1

AGREEMENT AND PLAN OF MERGER

among

DAVITA INC.,

SEISMIC ACQUISITION LLC

and

HEALTHCARE PARTNERS HOLDINGS, LLC

and

ROBERT D. MOSHER, as the Member Representative

Dated as of May 20, 2012

-i-

(continued)

-ii-

(continued)

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(continued)

		Page
Section 10.13.	Counterparts.	131
Section 10.14.	Limitation on Liability.	132

-iv-

EXHIBITS

A-1.	Sample Earn-Out EBITDA Calculation

A-2.	Sample Unusual and Non-Recurring Items

B.	Reference Net Working Capital Statement

C.	Certificate of Merger

D.	Articles of Organization

E.	Operating Agreement

F.	Surviving Intercompany Agreements

i

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 20, 2012, is by and among DAVITA INC., a Delaware corporation (the “Parent”), SEISMIC ACQUISITION LLC, a California limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), and HEALTHCARE PARTNERS HOLDINGS, LLC, a California limited liability company (the “Company”), and, with respect only to ARTICLE I and ARTICLE X and Section 3.02, Section 3.05, Section 3.06, Section 3.07, Section 3.08, Section 6.15, Section 7.01, Section 7.02, and Section 8.08 (the “MR Provisions”), ROBERT D. MOSHER, as the member representative (the “Member Representative”).

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall, in accordance with the California Limited Liability Company Act, California Corporations Code §§ 17000 et seq. (the “CLLCA”), merge with and into the Company (the “Merger”), pursuant to which each Class B Unit in the Company (the “Company Common Units”), other than (i) Company Common Units directly or indirectly owned by Parent, Merger Sub, or the Company, (ii) Dissenting Units, and (iii) Stock-Based Awards, will be converted into the right to receive the cash and shares of Parent Common Stock payable at Closing as set forth herein and upon the occurrence of certain future events as set forth herein;

WHEREAS, the board of managers of the Company (the “Company Board”) has unanimously (i) determined that the Merger and the other transactions contemplated hereby (the “Transactions”) are advisable, fair to, and in the best interests of the members of the Company, (ii) approved this Agreement and the Transactions and declared it advisable that the Company enter into this Agreement and consummate the Transactions upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend that the Company’s members approve the principal terms of the Merger and this Agreement;

WHEREAS, the sole member of Merger Sub has approved this Agreement and the Transactions, and declared it advisable for Merger Sub to enter into this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of Parent (the “Parent Board”) has approved this Agreement and the Transactions, and Parent, in its capacity as the sole member of Merger Sub, has approved the Merger and this Agreement upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, HealthCare Partners Medical Group (the “Majority Member”) has entered into a Voting Agreement, dated as of the date of this Agreement (the “Voting Agreement”), pursuant to which such Member has, among other things, agreed to vote all of the equity interests of the Company that such Member owns to approve the principal terms of the Merger and this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, (i) each of Robert Margolis, M.D., William Chin, M.D., Matthew M. Mazdyasni, and Thomas Paulsen, M.D. (the “Substantial Members”) has entered into a support agreement with Parent (the “Support Agreements”), whereby they have agreed to vote, or cause to be voted, all of the equity interests of the Company that such Members directly or indirectly own to approve the principal terms of the Merger and this Agreement and to certain restrictions on the sale or transfer of shares of Parent Common Stock owned by them;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, certain Persons have entered into Non-Competition and Non-Solicitation Agreements with Parent that shall become effective at the Effective Time (the “Non-Competition Agreements”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent’s willingness to enter into this Agreement, certain Persons have entered into Employment Agreements with Parent that shall become effective at the Effective Time (the “Employment Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements contained in this Agreement, intending to be legally bound hereby, and incorporating the recitals set forth above, the Company, Merger Sub, and Parent and, with respect only to the MR Provisions, Robert D. Mosher, as the Member Representative, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding, or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person.

“Aggregate Closing Cash Consideration” means $3,660,000,000.

“Aggregate Closing Stock Consideration” means the product obtained by multiplying (i) the Aggregate Parent Share Number, by (ii) the One Day Parent Stock Volume-Weighted Average Price as of the Closing Date.

“Aggregate Final Per Option Merger Consideration” means (a) the Per Option Closing Consideration, plus (b) any Final Per Unit Adjustment Payment, if applicable, minus (c) any Final Per Unit Shortfall Amount, if applicable, plus (d) any Per Unit Earn-Out Payment in respect of such Company Option.

“Aggregate Final Per Unit Merger Consideration” means (a) the Per Unit Closing Consideration, plus (b) any Final Per Unit Adjustment Payment, if applicable, minus (c) any Final Per Unit Shortfall Amount, if applicable, plus (d) any Per Unit Earn-Out Payment in respect of such Company Common Unit.

“Aggregate Parent Share Number” means, subject to adjustment under Section 3.01(f), 9,380,312 shares of Parent Common Stock.

“Anticipated Financing Terms” means (x) (i) with respect to the Senior Secured Financing, a weighted average annual yield (calculated in a manner consistent with the calculation of the Senior Secured Target Yield, but with the fixed rate swap equivalent for three-month LIBOR being determined by JPMorgan as of the date of determination) no greater than 200 basis points above the Senior Secured Target Yield and (ii) with respect to the Unsecured Financing, a weighted average annual yield of the yield-to-worst for each series of notes in the Unsecured Financing (giving effect to any original issue discount (but excluding fees or other discounts payable to the underwriters or initial purchasers thereof)) as calculated by the Bloomberg – Corporate Bond Price/Yield Calculator no greater than 200 basis points above the Bond Target Yield (provided, that, Parent and Merger Sub shall not be required under any circumstances to increase the amount of the Unsecured Financing above the Unsecured Financing Amount), (y) with respect to the Senior Secured Financing, terms and conditions (other than non-default interest rate, upfront fees, original issue discount, or other fees payable to all lenders), taken as a whole, that are no more restrictive or less favorable, in any material respect, to Parent and Merger Sub than those described in the Credit Facility Financing Letter (other than non-default interest rate, upfront fees, original issue discount or other fees payable to all lenders), taken as a whole, and (z) with respect to the Unsecured Financing, terms (other than non-default interest rate, original issue discount, and any fees or discounts payable to the underwriters or initial purchasers thereof and other than with respect to adjustments to the terms of Parent’s 6-5/8% Senior Notes due 2020 (including financial covenants) as reasonably appropriate to give pro forma effect to the acquisition of the Company and the operation of the combined business thereafter), taken as a whole, that are no more restrictive or less favorable, in any material respect, to Parent and Merger Sub than the terms of such Senior Notes (other than non-default interest rate, original issue discount and any fees or discounts payable to the underwriters or initial purchasers thereof), taken as a whole. The determination of availability with respect to the Senior Secured Financing shall not depend on the relative principal amounts of the Committed Financing and the Syndicated Senior Secured Financing.

“Applicable Tax Rate” means the effective tax rate of Parent for the fiscal year ending on December 31, 2013, as stated in the Form 10-K (as it may be amended from time to time) relating to such period filed by Parent with the SEC.

“Assets” means the assets and properties owned, leased, or otherwise used by the Business Entities or the Related Entities.

“Blocker Tax Liability” means the Taxes required to be paid by Blocker Corporation or the Company as a result of the Liquidation.

“Bond Target Yield” means the weighted average annual yield for the Unsecured Financing set forth on Section 1.01 of the Company Disclosure Schedule.

“Business” means (a) the provision of healthcare services to patients in California, Florida, and Nevada, and each other jurisdiction that the Business Entities or Related Entities currently provide or currently anticipate providing services, including in a coordinated care, managed care, accountable care, patient centered medical home, or fee for service model or otherwise; (b) related care management, decision support, information technology, and other administrative and/or management services; and (c) the operation, management, coordination, and/or ownership of physician groups and networks, clinics, healthcare facilities, ancillary services, and other activities to provide such healthcare services. The definition of “Business” shall further include the operation of accountable care organizations (as defined in “The Patient Protection and Affordable Care Act of 2010,” Pub. L. No. 111-148, §3022 124 (2010)) pursuant to the Pioneer ACO Initiative as operated by the Innovation Center of CMS.

“Business Day” means any day that is not a Saturday, a Sunday, or other day on which banks are required or authorized by Law to be closed in the City of New York, New York.

“Business Employee” means each current or former employee, partner, manager, or director of any of the Business Entities or Related Entities.

“Business Entities” means the Company and its Subsidiaries.

“Business Executive Team” means the following persons: Robert Margolis, M.D., William Chin, M.D., Matthew M. Mazdyasni, Zan Calhoun, Ted Halkias, Sherif Abdou, M.D., Lorie Glisson, Brian Schacker, Kristina Cournoyer, and Robert D. Mosher.

“Calculation Periods” means each of the fiscal years ending on December 31, 2012 and 2013, respectively.

“Cash Equivalency Unit” means each Company Common Unit with respect to which Closing Merger Consideration in the form of cash has been or will be received, and each Company Common Unit issuable upon full exercise of a Company Option issued and outstanding immediately prior to Closing, whether vested or unvested.

“Class A Unit” means a Class A Preferred Unit representing a fractional part of the ownership of the Company.

“Class B Unit” means a Class B Common Unit representing a fractional part of the ownership of the Company.

“Closing Merger Consideration” means all payments, whether in cash or in Parent Common Stock, made to Members and holders of Company Options pursuant to Section 3.01(a)(i) and Section 3.01(b)(ii)(A).

“Closing Price” means, subject to adjustment under Section 3.01(f), the arithmetic average (rounded to the nearest five decimal places) of the closing price per share of the Parent Common Stock as reported on the NYSE for the five (5) consecutive Trading Days ending on (and including) the second Trading Day prior to the Closing Date.

“Code” means the United States Internal Revenue Code of 1986, as amended through the date hereof.

“Company Disclosure Schedule” means the disclosure schedule, dated as of the date of this Agreement, delivered by the Company to Parent in connection with this Agreement.

“Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property.

“Company IP Agreements” means all Contracts under which Intellectual Property Rights or other licenses or authorizations to use Intellectual Property are granted (a) from any Business Entity or Related Entity to any other Person, excluding licenses to customers and end users granted in the ordinary course of business, and (b) to any Business Entity or Related Entity from any other Person (“Inbound Company IP Agreements”), excluding, in each case, (x) Shrink-Wrap Agreements, but including any modifications or amendments thereto, and (y) equipment or parts purchase agreements that include licenses to use such parts or equipment.

“Company’s Knowledge” or “Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of any member of the Business Executive Team as of the date of this Agreement (provided that the knowledge of Robert D. Mosher shall not include any knowledge that he obtained as a result of the representation of clients who are not Business Entities or Related Entities).

“Company Option” means any issued and outstanding option to purchase or otherwise acquire Company Common Units (whether or not vested), other than Stock-Based Awards, held by any Person and granted pursuant to the Company Plan.

“Company Plan” means the HealthCare Partners Holdings, LLC Amended and Restated 2008 Membership Interest Option and Purchase Plan.

“Compensation Adjustment Amount” means, with respect to the Calculation Period for the fiscal year ending on December 31, 2013, an amount equal to the quotient obtained by dividing (1) the incremental additional tax expense actually incurred by the Business Entities and Related Consolidated Entities with respect to such Calculation Period as a direct result of the disallowance of any deductions by such entities due to the application of Section 162(m) of the Code, by (2) an amount equal to 1 minus the Applicable Tax Rate.

“Consent” of a Person means any written or documentary consent, approval, authorization, waiver, grant, concession, license, permit, variance, exemption or order of, registration, certificate, declaration, or filing with, or report or notice to, such Person.

“Contract” means any agreement, contract, mutual understanding, arrangement, commitment, or undertaking of any nature (whether written or oral).

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, or as trustee, personal representative, or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative, or executor, by Contract, credit arrangement, or otherwise.

“Conveyance Taxes” means any and all sales, use, value added, goods and services, transfer, stamp, stock transfer, or real property transfer Taxes and any similar Taxes, fees, or charges (together with any interest, penalties, or additions in respect thereof) imposed by any Governmental Authority in respect of the conversion of the Company Common Units or otherwise in connection with the transactions effected pursuant to this Agreement.

“Credit Facility Financing Letter” means that certain Commitment Letter, dated as of the date hereof, by and among Parent and the Lenders.

“Deferred Compensation Amounts” means any and all claims, Liabilities, Taxes, penalties, fees, interest, charges, costs, or expenses directly or indirectly relating to, or arising out of or in connection with, any Action, audit, claim, demand, or assessment either (a) initiated by a Governmental Authority or (b) arising as a result of an action taken by the Company that the independent auditor of the Company reasonably determines is required as a result of a change in applicable Law or an official and binding interpretation thereof, in each case with respect to the Company Plan or the Company Options under Section 409A of the Code and the Treasury Regulations and other guidance promulgated thereunder that are paid, sustained, or incurred by Parent, the Company, any of their Subsidiaries, or any of the Related Entities, including any such payments made by Parent or its Subsidiaries (including, following the Closing, the Company and its Subsidiaries) or directed by Parent to be made by its Subsidiaries (including, following the Closing, the Company and its Subsidiaries) or the Related Entities to or on behalf of the current and former holders of Company Options after the Closing, irrespective of whether or not such payments are required by Contract, applicable Law, or otherwise, that are sufficient for such holders to pay any claims, Liabilities, Taxes, penalties, fees, interest, or other charges, costs, or expenses related to the Company Options as a result of such Action, audit, claim, demand, or assessment under Section 409A of the Code so that such holders are in the same financial position as if no such Liabilities, Taxes, penalties, interest, or other charges, costs, or expenses (other than ordinary income and employment taxes) had been incurred as a direct or indirect result of Section 409A of the Code.

“Dissenter’s Act” means Sections 17600-17613 of the CLLCA.

“Earn-Out EBITDA” means, with respect to a Calculation Period, EBITDA for such Calculation Period, but excluding (a) (i) any compensation expense (whether for cash compensation, stock based compensation, long term incentive compensation, benefits, perquisites or otherwise) attributable to Robert Margolis, M.D. in excess of such compensation expense for the fiscal year ended December 31, 2011 in each Calculation Period and (ii) any stock based or long term incentive compensation expense (not including any stock based or long term incentive compensation expense attributable to Robert Margolis, M.D.) up to a maximum of $8,000,000 in each Calculation Period, (b) any unusual and non-recurring items (including any gains, losses or profits on the sale of any assets other than in the ordinary course of business) in excess of $1,000,000 individually, whereupon such item shall be excluded (without deduction of such threshold amount) (other than as otherwise specified on Exhibit A-2), (c) any expenses incurred in connection with the Transactions or the Financing (including the amount paid on or prior to the Closing or accrued on the Closing Balance Sheet to reflect transaction settlement payments owed to management of the Business Entities or Related Consolidated Entities as described in contractual agreements approved by Parent and executed contemporaneously with this Agreement), (d) any EBITDA contributions from any acquisitions consummated by any Business Entity or Related Consolidated Entity (i) in 2012 in excess of an aggregate of $83,000,000 (inclusive of Excluded Acquisitions) in purchase price for 2012 or (ii) in 2012 and 2013 in excess of an aggregate of $181,000,000 (inclusive of Excluded Acquisitions) in purchase price for 2012 and 2013 (taken as a whole), provided that, for purposes of this clause (d), (x) the EBITDA contributions from any acquisition or acquisitions consummated by any Business Entity or Related Consolidated Entity in the relevant year not in excess of the stated threshold in purchase price shall be included in “Earn-Out EBITDA,” (y) the EBITDA contributions from any acquisition consummated by any Business Entity or Related Consolidated Entity in the relevant year that causes the stated threshold in purchase price to be exceeded shall be excluded from “Earn-Out EBITDA” but only on a pro rata basis based on the amount of the purchase price of such acquisition that exceeds such purchase price threshold relative to the entire purchase price of such acquisition, and (z) the EBITDA contributions from any acquisition or acquisitions consummated by any Business Entity or Related Consolidated Entity in the relevant year subsequent to the application of clauses (x) and (y) shall be excluded from “Earn-Out EBITDA”, provided, further, that, in connection with any such acquisition specified in this clause (d), the value of any cash or stock paid by any Business Entity or Related Consolidated Entity, any debt assumed by any Business Entity or Related Consolidated Entity, any note given to the seller by any Business Entity or Related Consolidated Entity as part of the purchase price, or any deferred purchase price to be paid by any Business Entity or Related Consolidated Entity shall be included in the calculation of the purchase price of such acquisition; provided, further, that the value of any earn-out or other contingent consideration associated with any such acquisition shall not be included in the calculation of the purchase price of such acquisition to the extent such earn-out or other contingent consideration is not earned on or prior to the end of the relevant Calculation Period, (e) any general allocation to any Business Entity or Related Consolidated Entity of Parent corporate expenses, but including expenses in substitution or enhancement of services currently performed at such Business Entity or Related Consolidated Entity but, if such expenses exceed the expenses previously incurred by any Business Entity or Related Consolidated Entity for such services, only to the extent agreed upon by the chief executive officers of the Company and Parent; provided that Parent’s chief executive officer and the Parent Board shall retain ultimate decision making authority as to whether to substitute or enhance any services, provided, further, that, to the extent Parent recommends substituting or enhancing any services and the Company’s chief executive officer is opposed to such decision, the Company’s chief executive officer has the right to request that the Parent Board decide the issue, in which case the matter shall be determined by the Parent Board (and none of such expenses shall be deemed to be included expenses for purposes of this clause (e) until such time as the Parent Board approves such expenses after considering in good faith the objections of the Company’s chief executive officer), and (f) the Blocker Tax Liability, any reserve therefor, and any reasonable expenses relating to the Liquidation, the filing of the Blocker Tax Returns, and the satisfaction of the Blocker Tax Liability as described in Section 6.15(h); provided that Earn-Out EBITDA for the Calculation Period for the fiscal year ending on December 31, 2013 shall be reduced by an amount equal to the Compensation Adjustment Amount. Sample Earn-Out EBITDA calculations are attached hereto as Exhibit A-1 for illustrative purposes only. Sample unusual and non-recurring items are attached hereto as Exhibit A-2 for illustrative purposes only.

“EBITDA” means, with respect to any Calculation Period, the net income before interest, income taxes, depreciation, and amortization of the Business Entities and Related Consolidated Entities for such period, calculated on a consolidated basis and in accordance with GAAP applied on a consistent basis throughout the periods indicated using the same accounting principles, policies, practices, conventions and methods unless otherwise required by GAAP and applied and calculated in a manner consistent with the EBITDA calculation derived from the Audited Financial Statements.

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien, encumbrance, right of first refusal, right of first offer, option to purchase or lease, or other restriction of any kind, other than any non-exclusive license of (or an option for such license), or covenant not to assert claims of infringement, misappropriation, or other violation with respect to, Intellectual Property or Intellectual Property Rights.

“Environmental Law” means any applicable Law relating to human health and safety as such relates to exposure to Hazardous Materials, pollution, or to the protection of the indoor or outdoor environment, including any relating to the treatment, storage, transportation, disposal, or generation of Hazardous Materials.

“Environmental Permit” means any permit, approval, or license required under any applicable Environmental Law.

“ERISA Affiliate” means any Person that, together with any Business Entity, is treated as a single employer under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

“Escrow Agent” means an institution mutually selected by Parent and the Company.

“Escrow Amount” means a dollar amount equal to $559,375,000.

“Escrow Proportion” means the ratio of the aggregate number of Cash Equivalency Units to the aggregate number of Stock Equivalency Units.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means, subject to adjustment under Section 3.01(f), the quotient obtained by dividing (i) the Per Unit Closing Consideration by (ii) the One Day Parent Stock Volume-Weighted Average Price as of the Closing Date.

“Excluded Acquisitions” means (i) all acquisitions consummated by any Business Entity or Related Consolidated Entity after June 30, 2012 and (ii) all acquisitions consummated by any Business Entity or Related Consolidated Entity on or after the date hereof but on or prior to June 30, 2012 in excess of an aggregate of $40,000,000 in purchase price, provided that, for purposes of this clause (ii), (x) the first acquisition or acquisitions consummated by any Business Entity or Related Consolidated Entity on or after the date hereof but on or prior to June 30, 2012 not in excess of an aggregate of $40,000,000 in purchase price shall not be deemed to be “Excluded Acquisitions,” and (y) any acquisition consummated by any Business Entity or Related Consolidated Entity on or after the date hereof but on or prior to June 30, 2012 that causes such $40,000,000 threshold to be exceeded shall be an “Excluded Acquisition” but only on a pro rata basis based on the amount of the purchase price of such acquisition that exceeds such

$40,000,000 threshold relative to the entire purchase price of such acquisition; provided that, in connection with any such acquisition, the value of any cash or stock paid by any Business Entity or Related Consolidated Entity, any debt assumed by any Business Entity or Related Consolidated Entity, any note given to the seller by any Business Entity or Related Consolidated Entity as part of the purchase price, or any deferred purchase price to be paid by any Business Entity or Related Consolidated Entity shall be included in the calculation of the purchase price of such acquisition; provided, further, that the value of any earn-out or other contingent consideration associated with any such acquisition shall not be included in the calculation of the purchase price of such acquisition to the extent such earn-out or contingent consideration is not earned on or prior to the end of the relevant Calculation Period (in the case of calculating Earn-Out EBITDA) or the Closing (in the case of calculating Net Working Capital or Indebtedness Amount).

“Final Per Unit Shortfall Amount” means an amount of cash (without interest) equal to the quotient obtained by dividing (a) the Total Shortfall Amount by (b) the Total Outstanding Company Units.

“Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements to provide the Committed Financing and any arrangers thereof, and any other arrangers of the Financing, including the parties to the Financing Letter and the Financing Agreement, other than Parent, Merger Sub, or any of their respective Affiliates.

“First Tranche Healthcare Escrowed Merger Consideration” means the lesser of (i) $300,000,000 in Escrowed Merger Consideration consisting of cash and Parent Common Stock in the Escrow Proportion (to the extent possible and so as not to create fractional shares of Parent Common Stock), with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of the Survival End Date, and (ii) if the remaining amount of Escrowed Merger Consideration in the Escrow Account as of the Survival End Date, not including any amounts retained in the Escrow Account after the First Escrow Distribution Date on account of pending claims for indemnification, is less than $350,000,000 (with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of the Survival End Date), then 85.71% of the remaining amount of Escrowed Merger Consideration in the Escrow Account as of the Survival End Date, not including any amounts retained in the Escrow Account after the First Escrow Distribution Date on account of pending claims for indemnification, consisting of cash and Parent Common Stock in the Escrow Proportion (to the extent possible and so as not to create fractional shares of Parent Common Stock), with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of the Survival End Date.

“First Tranche Tax Escrowed Merger Consideration” means the lesser of (i) $50,000,000 in Escrowed Merger Consideration consisting of cash and Parent Common Stock in the Escrow Proportion (to the extent possible and so as not to create fractional shares of Parent Common Stock), with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of the Survival End Date, and (ii) if the remaining amount of Escrowed Merger Consideration in the Escrow Account as of the Survival End Date, not including any amounts retained in the Escrow Account after the First Escrow Distribution Date on account of pending claims for indemnification, is less than $350,000,000

(with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of the Survival End Date), then 14.29% of the remaining amount of Escrowed Merger Consideration in the Escrow Account as of the Survival End Date, not including any amounts retained in the Escrow Account after the First Escrow Distribution Date on account of pending claims for indemnification, consisting of cash and Parent Common Stock in the Escrow Proportion (to the extent possible and so as not to create fractional shares of Parent Common Stock), with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of the Survival End Date.

“Fully Diluted Unit” means (i) each Company Common Unit (other than Company Common Units held by the Company in its treasury) issued and outstanding as of immediately prior to the Closing and (ii) each Company Common Unit issuable upon full exercise of a Company Option issued and outstanding as of immediately prior to the Closing, whether vested or unvested. Notwithstanding the foregoing, “Fully Diluted Unit” shall not include (x) any Company Common Units issuable upon the exercise of Company Options that are cancelled (other than pursuant to Section 3.01(b)(ii)) or otherwise expire prior to the Closing to the extent not exercised and (y) any Company Common Units subject to a Stock-Based Award.

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means the documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, and shall include: (a) in respect of a corporation, its certificate or articles of incorporation or association and/or its by-laws; (b) in respect of a partnership, its certificate of partnership and its partnership agreement; and (c) in respect of a limited liability company, its certificate of formation and its by-laws and/or operating or limited liability company agreement.

“Government Contract” means any Contract between any Business Entity or Related Entity and (a) any Governmental Authority, (b) any prime contractor or grantee of a Governmental Authority in its capacity as prime contractor or grantee, and (c) any subcontractor or subaward at any tier with respect to any Contract of a type described in (a) or (b) above.

“Government Contract Bid” means any quotation, bid or proposal for award of any Government Contract made by any Business Entity or Related Entity for which no award has been made and for which any Business Entity or Related Entity believes there is a reasonable prospect that such an award to the Business Entities or Related Entities may yet be made.

“Governmental Authority” means any federal, national, supranational, state, provincial, local, foreign, or other government, governmental, regulatory, or administrative authority, agency, or commission, or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.

“Hazardous Material” means (a) any petroleum, petroleum products, by-products, or breakdown products, radioactive materials, asbestos-containing materials, or polychlorinated biphenyls or (b) any chemical, material, waste, mixture, or substance defined as “toxic” or “hazardous” or as a “contaminant” under any Environmental Law.

“Health Care Laws” means all Laws relating to: (a) the licensure, certification, qualification, or authority to transact business in connection with the provision of, payment for, or arrangement of health benefits or health insurance, including Laws that regulate managed care, Payors, and persons bearing the financial risk for the provision or arrangement of health care services and, without limiting the generality of the foregoing, the Medicare Program Laws (including Title XVIII of the Social Security Act) and Laws relating to Medicaid programs (including Title XIX of the Social Security Act) and the regulations adopted thereunder including 42 C.F.R. Parts 422 and 423, the Centers for Medicare and Medicaid Services (“CMS”) guidance found in the Medicare Managed Care Manual and the Medicare Prescription Drug Manual and the California Knox-Keene Health Care Service Plan Act of 1975, as amended, and regulations thereunder; (b) the solicitation or acceptance of improper incentives involving persons operating in the health care industry, including Laws prohibiting or regulating fraud and abuse, patient inducements, patient referrals, or Provider incentives generally or under the following statutes: the Federal anti-kickback law (42 U.S.C. § 1320a-7b) and the regulations promulgated thereunder, the Stark laws (42 U.S.C. § 1395nn) and the regulations promulgated thereunder, the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the Federal Health Care Fraud law (18 U.S.C. § 1347), and any similar state fraud and abuse laws; (c) the administration of health-care claims or benefits or processing or payment for health care services, treatment, or supplies furnished by Providers, including third party administrators, utilization review agents, and persons performing quality assurance, credentialing, or coordination of benefits; (d) coding, coverage, reimbursement, claims submission, billing, and collections related to Payors including government programs or otherwise related to insurance fraud; (e) the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; (f) the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations and any Laws governing the privacy, security, integrity, accuracy, transmission, storage, or other protection of information about or belonging to actual or prospective individuals who are properly enrolled in a Medicare Advantage plan offered by any Related Regulated Entities; (g) any state insurance, health maintenance organization or managed care Laws (including Laws relating to Medicaid programs) pursuant to which any of the Related Regulated Entities is required to be licensed or authorized to transact business; (h) state medical practice and corporate practice of medicine Laws and regulations (including common law), and state professional fee-splitting Laws and regulations (including the California fee-splitting prohibition (California Business & Professions Code §650) and common law); (i) the Medicare Program Laws; and (j) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152) and the regulations promulgated thereunder.

“HCPAMG” means HealthCare Partners Affiliates Medical Group, a California partnership.

“HCPMGI” means HealthCare Partners Medical Group, Inc., a California professional corporation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication: (a) indebtedness of such Person for borrowed money, whether current or funded, secured or unsecured, whether evidenced by bonds, debentures, notes or similar instruments, and any prepayment premiums, penalties, and any other fees and expenses paid to satisfy such indebtedness; (b) indebtedness for borrowed money of any other Person guaranteed in any manner by such Person; (c) obligations of such Person as lessee under any leases which are required to be capitalized in accordance with GAAP, contingently or otherwise, as obligor or guarantor; (d) liabilities in respect of mandatorily redeemable or purchasable equity interests or mandatorily redeemable or purchasable securities convertible into equity interests; (e) all obligations upon which interest charges are customarily paid (excluding trade accounts payables); (f) all third party consent fees, (g) any change in control, transaction, retention, severance, parachute, or similar payment, bonus, or other compensation (excluding Company Options) that is required or planned to be made, paid, vested, or accelerated by any Business Entity or Related Consolidated Entity in connection with or by virtue of the consummation of the Transactions, in each case that is not satisfied as of immediately prior to the Effective Time, (h) all other fees and expenses owed by such Person or its Subsidiaries for transaction related professionals (including brokers, finders, counsel, financial advisors, accountants, consultants, printers, and other professional advisors), in each case that is not satisfied as of immediately prior to the Effective Time and to the extent such fees or expenses are incurred in connection with or as a result of the consummation of the Transactions; (i) obligations for deferred purchase price of property or services (excluding obligations to creditors for goods and services incurred in the ordinary course of business); (j) obligations under any defined benefit pension plan of such Person in excess of the value of plan assets held by such plan or under any deferred compensation plan of such Person in excess of the value of assets held by such plan; (k) obligations under any interest rate or currency swap or other hedging transactions (valued at the termination value thereof); (l) obligations with respect to letters of credit issued for the account of such Person (to the extent drawn and unpaid); (m) obligations of others secured by an Encumbrance on property or assets owned by such Person, whether or not the obligations secured thereby have been assumed (but in the case of this clause (m), the amount of the applicable obligation shall not exceed the actual amount of the secured obligation); (n) the fair value of all outstanding earn-out arrangements in existence that are known to have been earned or are otherwise required to be recorded as a liability under GAAP (excluding any which arise from the Transactions); and (o) accrued interest or penalties on any of the foregoing.

“Indebtedness Amount” means, without duplication, the principal amount of Indebtedness, as of immediately prior to the Effective Time, owed by a Business Entity or a Related Consolidated Entity (excluding Indebtedness owed by a Business Entity or Related Consolidated Entity to another Business Entity or Related Consolidated Entity); provided that (i) any amounts included in the computation of Net Working Capital are excluded from “Indebtedness Amount”, (ii) any Indebtedness resulting from amounts payable or debt assumed included in the calculation of the purchase price of an Excluded Acquisition, and any Indebtedness of a Business Entity or Related Consolidated Entity incurred, assumed, or acquired in an Excluded Acquisition, shall be excluded (deducted) from “Indebtedness Amount” (it being understood that Indebtedness shall be excluded with respect to an Excluded Acquisition described in clause (y) of the definition of “Excluded Acquisitions” on a pro rata basis based on the amount of the purchase price of such acquisition that exceeds the $40,000,000 threshold referenced therein relative to the entire purchase price of such acquisition), and (iii) the Blocker Tax Liability shall be excluded from “Indebtedness Amount”.

“Indemnified Party” means a Parent Indemnified Party or a Company Indemnified Party, as the case may be.

“Indemnified Taxes” means any and all Taxes imposed on any of the Business Entities or on any of the Related Entities (a) in respect of any Pre-Closing Tax Period (regardless of whether such Taxes, or the Tax Returns therefor, are due prior to, as of, or after the Closing Date), (b) by reason of any Business Entity or any Related Entity being (i) a party to a Tax sharing agreement or Tax indemnity agreement or other similar agreement entered into prior to the Closing Date, (ii) a successor or transferee under applicable Law in respect of a transaction consummated prior to the Closing Date, or (iii) included in any consolidated, affiliated, combined or unitary or other tax group at any time before the Closing Date with any entity other than another Business Entity or another Related Entity, including by reason of any liability pursuant to Treasury Regulation Section 1.1502-6 or a similar provision of state, local, or other Law, in each case, with respect to the foregoing clauses (i), (ii), and (iii), to the extent that such Taxes relate to an event or transaction occurring prior to the Closing, (c) in respect of any discharge of indebtedness or other income that results from the elimination of any Intercompany Indebtedness as contemplated by Section 6.11(a), or (d) in respect of or as a result of (i) the breach of any of the covenants set forth in Section 6.01(b)(xix) or Section 6.15 (subject to Section 8.04(a)(vii)), or (ii) the breach of the Company’s representations and warranties contained in Section 4.21; provided that “Indemnified Taxes” shall also include Deferred Compensation Amounts; provided, further, that any Taxes, Tax reserves or Deferred Compensation Amounts that are taken into account as a current liability for purposes of Final Net Working Capital (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) shall be excluded from “Indemnified Taxes.” In the case of any Straddle Period, (x) the amount of any Taxes based on or measured by income, receipts, or expenditures of the Business Entities or the Related Entities that is allocable to the Pre-Closing Tax Period shall be determined based on an interim closing of the books of each of the Business Entities and the Related Entities as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which any of the Business Entities or Related Entities holds a beneficial interest shall be deemed to terminate at such time), and (y) the amount of all other Taxes of the Business Entities or the Related Entities that are allocable to the Pre-Closing Tax Period shall be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period; provided that (A) any Taxes attributable to any transaction engaged in by Parent, any Business Entity, or any Related Entity that is not specifically contemplated by this Agreement (rather than generally permitted by this Agreement) or that is not in the ordinary course of business, in each case, after the Closing but on the Closing Date, (B) any increase in property Taxes that is directly due to the transactions contemplated by this Agreement or to actions taken by Parent or any Business Entity following the Closing, and (C) any Taxes (other than Taxes resulting from a negative tax capital account maintained by a partner of HCPAMG) attributable to the execution of the AMG Documents or effecting the transactions contemplated thereby shall, in each case, be allocated to the Post-Closing Tax Period beginning on the day after the Closing Date.

“Indemnifying Party” means the Members pursuant to Section 8.02 or Parent pursuant to Section 8.03, as the case may be.

“Intellectual Property” means any and all (a) technology, procedures, processes, methods, techniques, ideas, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (b) confidential and proprietary information, including know-how and trade secrets (“Trade Secrets”); (c) works of authorship and copyrightable subject matter; (d) trademarks, service marks, trade names, trade dress, and domain names (“Trademarks”); and (e) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed herein.

“Intellectual Property Rights” means, collectively, (a) patents and patent inventions (“Patents”); (b) rights with respect to Trademarks; (c) copyrights (“Copyrights”); (d) rights with respect to Trade Secrets; and (e) registrations and applications for registration of the foregoing.

“Intercompany Indebtedness” means all outstanding indebtedness for borrowed money (which, for clarity, does not include Trade Obligations) owed by the Business Entities to the Related Consolidated Entities or owed by the Related Consolidated Entities to the Business Entities, calculated as of the Closing Date.

“IRS” means the Internal Revenue Service of the United States of America.

“IT Systems” means the information and communications technologies used in the conduct of the business of the Business Entities and the Related Entities, including hardware, networks (excluding any public networks), peripherals, and associated documentation.

“Law” means any federal, national, supranational, state, provincial, local, or foreign statute, law, ordinance, regulation, rule, code, Governmental Order, requirement, or rule of law (including common law).

“Leased Real Property” means the real property occupied by any Business Entity or Related Entity pursuant to a lease, license or other use or occupancy agreement, together with, to the extent the subject of such lease, license, or other use or occupancy agreement, all buildings and other structures, facilities, or improvements currently or hereafter located thereon, all fixtures, systems, equipment, and items of personal property of any Business Entity or Related Entity attached or appurtenant thereto, and all easements, licenses, rights, and appurtenances relating to the foregoing.

“Liability” means any liability, indebtedness, guarantee, obligation, expense, cost, loss, damage, or deficiency, absolute or contingent, accrued or unaccrued, direct or indirect, due or to come due, liquidated or unliquidated, whether or not made or asserted.

“Licensed Intellectual Property” means all Intellectual Property and Intellectual Property Rights that any Business Entity or Related Entity is licensed or otherwise authorized to use pursuant to the Inbound Company IP Agreements, Shrink-Wrap Agreements, and equipment or parts purchase agreements which include licenses to use such parts or equipment.

“Material Adverse Effect” means any event, circumstance, change in, or effect on any Business Entity or Related Entity that is, or could reasonably be expected to be, materially adverse to the business, assets, liabilities, results of operations or the financial condition of the Business Entities and the Related Entities, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be taken into account in determining whether there has been a “Material Adverse Effect”: (a) events, circumstances, changes, or effects that generally affect the industries or segments thereof in which the Business Entities and the Related Entities operate (including legal and regulatory changes), in each case to the extent such events, circumstances, changes, or effects do not affect the Business Entities and the Related Entities in a substantially disproportionate manner relative to other participants in the industries in which the Business Entities and the Related Entities operate; (b) general economic or political conditions (or changes therein), in each case to the extent such conditions or changes do not affect the Business Entities and the Related Entities in a substantially disproportionate manner relative to other participants in the industries in which the Business Entities and the Related Entities operate; (c) events, circumstances, changes, or effects affecting the financial, credit, or securities markets in the United States generally, including changes in interest rates or foreign exchange rates, to the extent such events, circumstances, changes, or effects do not affect the Business Entities and the Related Entities in a substantially disproportionate manner relative to other participants in the industries in which the Business Entities and the Related Entities operate; (d) events, circumstances, changes, or effects attributable to the consummation of the Transactions, or the announcement of the execution of, this Agreement; (e) any event, circumstance, change, or effect caused by acts of civil unrest, armed hostility, sabotage, terrorism, or war (whether or not declared), including any escalation or worsening thereof; (f) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, volcanic eruptions, or other natural disasters; (g) changes or modifications in GAAP, accounting principles, or practices otherwise applicable to any Business Entity or Related Entity; and (h) any event, circumstance, change, or effect that results from any actions required to be taken or not taken pursuant to this Agreement or upon the written request of Parent.

“Maximum Stock Election Eligible Units” means, with respect to a Member, (i) the number of Company Common Units held by such Member immediately prior to the Closing, less (ii) the quotient (rounded up to the nearest whole number) obtained by dividing (1) the product of (x) the sum of the MR Escrow Amount and the Nevada Escrow Amount and (y) the quotient obtained by dividing (A) the Fully Diluted Units held by such Member immediately prior to the Closing by (B) the Total Outstanding Company Units by (2) the Per Unit Closing Consideration.

“Medicare Program Laws” means Title XVIII of the Social Security Act (Pub. L. 74-271, as amended) including the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 and the Medicare Improvements for Patients and Providers Act of 2008, as each has been amended, modified, revised or replaced as well as any final rules and final regulations adopted pursuant to such Acts and any written directives, instructions, guidelines, bulletins, manuals, requirements, policies and standards issued by CMS.

“Member” means any holder of Company Common Units.

“MR Escrow Amount” means a dollar amount equal to $5,000,000.

“Net Working Capital” means, as illustrated and categorized on Exhibit B, current assets minus current liabilities (other than Indebtedness) determined on a consolidated basis of the Business Entities and Related Consolidated Entities, adjusted as described in this definition. The computation of Net Working Capital shall be determined based, to the extent relevant, on the consolidated balance sheet for the Business Entities and Related Consolidated Entities. Current assets and current liabilities shall be calculated in accordance with GAAP applied on a consistent basis. In computing Net Working Capital, any cash used by the Business Entities or Related Consolidated Entities to fund any Excluded Acquisitions shall be added back to current assets, and any assets, which would otherwise be included in current assets acquired as a result of an Excluded Acquisition, shall be excluded (deducted) from current assets and any obligations incurred, assumed, or acquired as a result of an Excluded Acquisition, which would otherwise be included in current liabilities, shall be excluded (deducted) from current liabilities (it being understood that cash shall be added back, and assets which would otherwise be included in current assets and obligations incurred, assumed, or acquired that would otherwise be included in current liabilities shall be excluded, with respect to an Excluded Acquisition described in clause (y) of the definition of “Excluded Acquisitions” on a pro rata basis based on the amount of the purchase price of such acquisition that exceeds the $40,000,000 threshold referenced therein relative to the entire purchase price of such acquisition). In addition, Net Working Capital shall be reduced, without duplication, by a current liability in an amount equal to the amount of any Blocker Tax Liability or Nevada Closing Payments that remains unpaid as of the Closing.

“Neutral Accountant” means Deloitte LLP (or, if such firm shall decline or is unable to act, another independent accounting firm of national reputation selected by Parent and reasonably acceptable to the Member Representative).

“Nevada Closing Payments” means those certain transaction settlement payments that may become due and payable pursuant to Section 1(a) of each of the Nevada Settlement Agreements.

“Nevada Escrow Amount” means a dollar amount equal to $10,000,000.

“Nevada Second Tranche Payment” means any transaction settlement payment that is due and payable pursuant to Section 1(b) of each of the Nevada Settlement Agreements.

“Nevada Settlement Agreements” means, collectively, (i) that certain Settlement Agreement, dated as of May 20, 2012, by and between JSA Healthcare Nevada, L.L.C. and Sherif W. Abdou, M.D. and (ii) that certain Settlement Agreement, dated as of May 20, 2012, by and between JSA Healthcare Nevada, L.L.C. and Amir Bacchus, M.D.

“NYSE” means The New York Stock Exchange.

“One Day Parent Stock Volume-Weighted Average Price” means, for any day, the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service mutually agreed to by Parent and the Company) page “DVA EQUITY VWAP” (or the equivalent successor if such page is not available), in respect of the period from the open of trading on the Trading Day immediately prior to such day until the close of trading on such Trading Day (or if such volume-

weighted average price is unavailable, the market price of one share of Parent Common Stock over such Trading Day determined using a volume-weighted average method by a nationally recognized investment banking firm (unaffiliated with Parent or the Company) retained for this purpose by Parent).

“Owned Intellectual Property” means all Intellectual Property and Intellectual Property Rights owned by any Business Entity or Related Entity.

“Owned Real Property” means the real property in which any Business Entity or Related Entity has fee title (or equivalent) interest, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of any Business Entity or Related Entity attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Parachute Payment Waivers” means the parachute payment waivers, each in a form reasonably acceptable to Parent, from each person who the Company reasonably believes, with respect to DNH Medical Management, Inc. or JSA Holdings, Inc., is a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately before the initiation of the Section 280G Stockholder Approval process and who might otherwise have, receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code, pursuant to which such person agreed to waive any and all right or entitlement to such parachute payment to the extent the value thereof exceeds 2.99 times such person’s base amount determined in accordance with Section 280G of the Code and the regulations promulgated thereunder.

“Parent Business Entities” means Parent and the Parent Subsidiaries.

“Parent Common Stock” means the common stock, par value $0.001 per share, of Parent.

“Parent Disclosure Schedule” means the disclosure schedule, dated as of the date of this Agreement, delivered by Parent to the Company in connection with this Agreement.

“Parent Government Contract” means any Contract between Parent or any of the Parent Subsidiaries and (a) any Governmental Authority, (b) any prime contractor or grantee of a Governmental Authority in its capacity as prime contractor or grantee, and (c) any subcontractor or subaward at any tier with respect to any Contract of a type described in (a) or (b) above.

“Parent Government Contract Bid” means any quotation, bid or proposal for award of any Parent Government Contract made by Parent or any of the Parent Subsidiaries for which no award has been made and for which Parent or any of the Parent Subsidiaries believes there is a reasonable prospect that such an award to Parent or any of the Parent Subsidiaries may yet be made.

“Parent Material Adverse Effect” means any event, circumstance, change in, or effect on any Parent Business Entity that is, or could reasonably be expected to be, materially adverse to the business, assets, liabilities, results of operations or the financial condition of the Parent Business Entities, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be taken into account in determining whether there has been a “Parent

Material Adverse Effect”: (a) events, circumstances, changes, or effects that generally affect the industries or segments thereof in which the Parent Business Entities operate (including legal and regulatory changes), in each case to the extent such events, circumstances, changes, or effects do not affect the Parent Business Entities in a substantially disproportionate manner relative to other participants in the industries in which the Parent Business Entities operate; (b) general economic or political conditions (or changes therein), in each case to the extent such conditions or changes do not affect the Parent Business Entities in a substantially disproportionate manner relative to other participants in the industries in which the Parent Business Entities operate; (c) events, circumstances, changes, or effects affecting the financial, credit, or securities markets in the United States generally, including changes in interest rates or foreign exchange rates, to the extent such events, circumstances, changes, or effects do not affect the Parent Business Entities in a substantially disproportionate manner relative to other participants in the industries in which the Parent Business Entities operate; (d) events, circumstances, changes, or effects attributable to the consummation of the Transactions, or the announcement of the execution of, this Agreement; (e) any event, circumstance, change, or effect caused by acts of civil unrest, armed hostility, sabotage, terrorism, or war (whether or not declared), including any escalation or worsening thereof; (f) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, volcanic eruptions, or other natural disasters; (g) changes or modifications in GAAP, accounting principles, or practices otherwise applicable to the Parent Business Entities; and (h) any event, circumstance, change, or effect that results from any actions required to be taken or not taken pursuant to this Agreement or upon the written request of the Company.

“Parent Subsidiaries” means the entities owned or controlled, directly or indirectly, by Parent.

“Parent’s Knowledge” or “Knowledge of Parent” means the actual knowledge, after reasonable inquiry, of Kent J. Thiry, James K. Hilger, Dennis L. Kogod, Javier Rodriguez, David T. Shapiro, Chetan P. Mehta, Kim M. Rivera, and Steve Grieger as of the date of this Agreement.

“Per Option Closing Consideration” means, in respect of each Company Common Unit subject to a Company Option immediately prior to the Effective Time, an amount equal to the excess of the Per Unit Closing Consideration over the applicable per unit exercise price.

“Per Unit Closing Consideration” means, in respect of each Company Common Unit, the quotient obtained by dividing (a) the sum of (i) Aggregate Closing Stock Consideration, (ii) Aggregate Closing Cash Consideration and (iii) the aggregate per unit exercise price of all Company Options by (b) the Total Outstanding Company Units.

“Permitted Encumbrances” means the following, in each case as to which no enforcement, collection, execution, levy, or foreclosure proceeding shall have been commenced: (a) statutory liens for current Taxes not yet due and payable, or for Taxes the validity or amount of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established; (b) materialmen’s, mechanics’, carriers’, workmen’s, and repairmen’s liens and other similar liens arising in the ordinary course of business for securing obligations that are not overdue for a period of more than sixty (60) days (unless the validity or amount is being contested in good faith by appropriate proceedings); (c) pledges or deposits to secure obligations under Laws or similar legislation or to secure public or statutory obligations;

(d) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business; (e) liens on leases, subleases, easements, licenses, rights of use, rights to access, and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right, or interest that do not or would not materially impair the use or occupancy of the real property and improvements owned by any Business Entity or Related Entity or in respect of which any Business Entity or Related Entity has a right to use; (f) any Encumbrances set forth in any title policies, endorsements, title commitments, title certificates, and/or title reports or any other minor survey exemptions, reciprocal easement agreements, and other customary encumbrances on title relating to any Business Entity’s or Related Entity’s interests in real property, in each case, that (i) were not incurred in connection with any indebtedness for borrowed money and (ii) do not materially impair the present use of the properties or assets of the Business Entities or Related Entities; provided that in each instance the Company shall have made available to Parent prior to the date hereof a copy of such encumbrance on title; and (g) any lien arising under any Contract evidencing indebtedness for borrowed money that will be released at or prior to the Closing.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization, or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Physician Partners” means the physicians who directly own any equity interests in HCPAMG or any of its Subsidiaries.

“Post-Closing Tax Periods” means, collectively, all taxable periods both beginning after and ending after the Closing Date and in the case of all Straddle Periods the allocable portion beginning after and ending after the Closing Date.

“Pre-Closing Tax Periods” means, collectively, all taxable periods both beginning before and ending either before or on the Closing Date and in the case of all Straddle Periods the allocable portion through the end of the Closing Date.

“Programs” means the Medicare and Medicaid programs, plans or contracts and such other similar federal, state or local reimbursement or governmental programs, plans or contracts, as well as other third-party reimbursement and payment programs, plans or contracts.

“Providers” means any primary care physicians or physician groups, medical groups, ambulatory surgery centers, independent practice associations, specialist physicians, dentists, optometrists, pharmacies and pharmacists, radiologists or radiology centers, laboratories, mental health professionals, chiropractors, physical therapists, any hospitals, skilled nursing facilities, extended care facilities, other health care or services facilities, durable medical equipment suppliers, home health agencies, alcoholism or drug abuse centers, and any other specialty, ancillary or allied health professional.

“Registered” means issued by, registered with, or renewed by any Governmental Authority or Internet domain name registrar.

“Related Consolidated Entities” means the entities through which the Business is conducted (other than the Business Entities) and that are consolidated with the Business Entities in the Audited Financial Statements, including HCPAMG and its Subsidiaries, HealthCare Partners Medical Group (Bacchus), Ltd., JSA Professional Association, and HCPMGI

“Related Entities” means the Related Consolidated Entities, The Magan Medical Group, and California Medical Group Insurance Company, Risk Retention Group.

“Related Parties” means the Business Entities, the Related Entities, the Majority Member, the Substantial Members, and the Member Representative.

“Related Regulated Entity” individually, means HCPAMG and any other Related Entity for which there are statutory net worth or other deposit or capital requirements.

“Remedial Action” means all action to (a) clean up, remove, treat or handle in any other way Hazardous Materials in the environment, (b) prevent the release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or the environment, or (c) perform remedial investigations, feasibility studies, corrective actions, closures, and post-remedial or post-closure studies, investigations, operations, maintenance, or monitoring.

“Second Tranche Healthcare Escrowed Merger Consideration” means the lesser of (i) $150,000,000 in Escrowed Merger Consideration, not including any amounts retained in the Escrow Account or the Tax Indemnity Account or retained in the Healthcare Indemnity Account as of the Second Escrow Distribution Date on account of pending claims for indemnification, consisting of cash and Parent Common Stock in the Escrow Proportion (to the extent possible and so as not to create fractional shares of Parent Common Stock), with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of the first (1st) anniversary of the Survival End Date, and (ii) the remaining amount of Escrowed Merger Consideration, not including any amounts retained in the Escrow Account or the Tax Indemnity Account or retained in the Healthcare Indemnity Account as of the Second Escrow Distribution Date on account of pending claims for indemnification, in the Healthcare Indemnity Account as of the first (1st) anniversary of the Survival End Date (with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of the first (1st) anniversary of the Survival End Date).

“Second Tranche Tax Escrowed Merger Consideration” means the lesser of (i) $25,000,000 in Escrowed Merger Consideration, not including any amounts retained in the Escrow Account or the Healthcare Indemnity Account or retained in the Tax Indemnity Account as of the Third Escrow Distribution Date on account of pending claims for indemnification, consisting of cash and Parent Common Stock in the Escrow Proportion (to the extent possible and so as not to create fractional shares of Parent Common Stock), with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of October 15, 2016, and (ii) the remaining amount of Escrowed Merger Consideration, not including any amounts retained in the Escrow Account or the Healthcare Indemnity Account or retained in the Tax Indemnity Account as of the Third Escrow Distribution Date on account of pending claims for indemnification, in the Tax Indemnity Account as of October 15, 2016 (with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of October 15, 2016).

“Section 280G Stockholder Approval” means the approval by such number of stockholders of DNH Medical Management, Inc. and JSA Holdings, Inc. as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all accelerated vesting, payments, benefits, options, stock, and/or units provided pursuant to the agreements, contracts or arrangements that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such stockholder vote obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Secured Target Yield” means the weighted average annual yield for the Senior Secured Financing set forth on Section 1.01 of the Company Disclosure Schedule.

“Shrink-Wrap Agreements” means “shrink-wrap” and “click-wrap” licenses and licenses concerning generally commercially available software.

“Stock-Based Award” means any issued and outstanding award to purchase or otherwise acquire Company Common Units (whether or not vested) held by any Person and granted in accordance with Section 6.18(a) of this Agreement.

“Stock Equivalency Unit” means each Company Common Unit with respect to which Closing Merger Consideration in the form of Parent Common Stock has been or will be received.

“Straddle Period” means each taxable period beginning on or before and ending after the Closing Date.

“Subsidiaries” means the entities owned or controlled, directly or indirectly, by the Company but excluding any Related Entity.

“Systems” means the computer and data processing systems, facilities, and services used by any Business Entity or Related Entity, including all software, hardware, networks (excluding any public networks), communications facilities, platforms, and related systems and services in the custody or control of any Business Entity or Related Entity.

“Target” means -$149,000,000 (negative $149,000,000).

“Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any election, schedule or attachment thereto, and including any amendment thereof.

“Total Outstanding Company Units” means the aggregate number of Company Common Units (other than Company Common Units held by the Company in its treasury) issued and outstanding as of immediately prior to the Closing plus the maximum aggregate number of Company Common Units issuable upon full exercise of all Company Options issued and outstanding as of immediately prior to the Closing, whether vested or unvested. Notwithstanding the foregoing, “Total Outstanding Company Units” shall not include (x) any Company Common Units issuable upon the exercise of Company Options that are cancelled (other than pursuant to Section 3.01(b)(ii)) or otherwise expire prior to the Closing to the extent not exercised and (y) any Company Common Units subject to a Stock-Based Award.

“Trade Obligations” means any outstanding accounts payable and accounts receivable arising in the ordinary course of business between any Business Entity and any Related Entity but excluding any management fees payable by a Related Consolidated Entity to a Business Entity.

“Trading Day” means any day on which the NYSE is open for business.

“Transaction Documents” means, collectively, this Agreement, the Escrow Agreement, the MR Escrow Agreement, the Nevada Escrow Agreement, the Voting Agreement, the Non-Competition Agreements, the Employment Agreements, the Support Agreements, and all other agreements to be executed by the Company, the Related Entities, and/or any of their Affiliates or Subsidiaries, on the one hand, and Parent or any of the Parent Subsidiaries, on the other hand, in connection with the Transactions.

“Treasury Regulations” means one or more applicable Treasury Regulations promulgated pursuant to the Code.

Section 1.02. Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
Affected Employees	Section 6.16(a)
Agreement	Preamble
AMG Documents	Section 7.02(i)
Annual Meeting	Section 6.13(b)
Antitrust Laws	Section 6.06(a)
Audited Financial Statements	Section 4.08(a)
Available Reserve	Section 3.01(b)(iii)
Blocker Corporation	Section 6.15(h)
Blocker Tax Returns	Section 6.15(h)
Cap	Section 8.04(a)
Cash Election	Section 3.03(b)
Cash Election Units	Section 3.03(b)
Certificate of Merger	Section 2.02(b)
CLLCA	Recitals
Closing	Section 2.02(a)
Closing Adjustment Amounts	Section 3.05(a)(ii)
Closing Date	Section 2.02(a)
CMS	Section 1.01
Committed Financing	Section 5.10
Committee	Section 6.13(b)
Company	Preamble
Company Board	Recitals
Company Common Units	Recitals
Company Indemnified Party	Section 8.03
Company Preferred Units	Section 4.03(b)
Competing Transaction	Section 6.03
Confidentiality Agreement	Section 6.04(a)
Continuing Employees	Section 6.16(b)
Copyrights	Section 1.01
D&O/EPL Tail Policies	Section 6.14(a)
DC Distribution Tax Payment	Section 6.16(g)
Deferred Compensation Tax Payment	Section 6.16(g)
Disagreement Notice	Section 3.05(b)
Dissenting Units	Section 3.01(d)

Definition	Location
Earn-Out Calculation	Section 3.06(b)(i)
Earn-Out Calculation Objection Notice	Section 3.06(b)(ii)
Earn-Out Calculation Statement	Section 3.06(b)(i)
Earn-Out Payment	Section 3.06(a)
Earn-Out Review Period	Section 3.06(b)(ii)
Effective Time	Section 2.02(b)
Election Deadline	Section 3.03(d)
Election Form	Section 3.03(a)
Employee Transfer Date	Section 6.16(a)
Election Form Record Date	Section 3.03(a)
Employment Agreements	Recitals
EQ Representations	Section 6.08(c)
ERISA	Section 4.19(a)
Escrow Account	Section 3.02(a)
Escrow Agreement	Section 3.02(a)
Escrow Fund	Section 8.04(c)
Escrow Payment	Section 3.01(a)(iv)
Escrowed Merger Consideration	Section 3.02(a)
Estimated Adjustment Statement	Section 3.01(c)
Estimated Closing Balance Sheet	Section 3.01(c)
Estimated Indebtedness Amount	Section 3.01(c)
Estimated Net Working Capital	Section 3.01(c)
Estimated Shortfall Amount	Section 3.01(c)
Executive	Section 6.13(a)
Exchange Agent	Section 3.04(a)
Fiduciary Tail Policies	Section 6.14(b)
Fifth Distribution Escrowed Merger Consideration	Section 3.02(f)
Fifth Escrow Distribution Date	Section 3.02(f)
Final Adjustment Amounts	Section 3.05(b)(v)
Final Indebtedness Amount	Section 3.05(b)(v)
Final Net Working Capital	Section 3.05(b)(v)
Final Per Unit Adjustment Payment	Section 3.01(a)(ii)
Financing	Section 5.10
Financing Agreement	Section 6.08(b)(i)
Financing Letter	Section 5.10
Financing Registration Statement	Section 4.11(a)
First Distribution Escrowed Merger Consideration	Section 3.02(b)
First Escrow Distribution Date	Section 3.02(b)
First Tranche	Section 3.06(a)
Fourth Escrow Distribution Date	Section 3.02(e)
Healthcare Indemnity Account	Section 3.02(b)
Inbound Company IP Agreements	Section 1.01
Income Tax Payment	Section 6.16(g)
Insurance Policies	Section 4.27
ISS	Section 3.01(b)(iv)

Definition	Location
JPMorgan	Section 5.10
JPMorgan Securities	Section 5.10
Leases	Section 4.18(b)
Lender	Section 5.10
Liquidation	Section 6.15(h)
Losses	Section 8.02
Mailing Date	Section 3.03(a)
Majority Member	Recitals
Material Contracts	Section 4.22(a)
Member Approval	Section 4.06
Member Meeting	Section 6.02(a)
Member Representative	Preamble
Merger	Recitals
Merger Sub	Preamble
Merger Sub Unit	Section 3.01(g)
Mixed Election	Section 3.03(b)
MR Escrow Account	Section 3.07
MR Escrow Agreement	Section 3.07
MR Escrow Payment	Section 3.01(a)(v)
MR Escrowed Merger Consideration	Section 3.07
MR Provisions	Preamble
Nevada Escrow Account	Section 3.08
Nevada Escrow Agreement	Section 3.08
Nevada Escrow Payment	Section 3.01(a)(vi)
Nevada Escrowed Merger Consideration	Section 3.08
New Certificates	Section 3.04(a)
New Plans	Section 6.16(e)
Non-Breaching Party	Section 10.10
Non-Competition Agreements	Recitals
Non-Election Units	Section 3.03(b)
Parent	Preamble
Parent Board	Recitals
Parent Bylaws	Section 6.13(a)
Parent Capital Stock	Section 5.05(a)
Parent Financial Statements	Section 5.06(a)
Parent Indemnified Party	Section 8.02
Parent Plans	Section 6.16(h)
Parent Preferred Stock	Section 5.05(a)
Parent SEC Reports	Section 5.04
Parent Termination Fee	Section 9.03(a)
Patents	Section 1.01
Payors	Section 4.29
Per Unit Earn-Out Payment	Section 3.01(a)(iii)

Definition	Location
Per Unit Closing Stock Consideration	Section 3.01(a)(i)(B)
Permits	Section 4.15(c)
Preliminary Adjustment Statement	Section 3.05(a)
Preliminary Closing Balance Sheet	Section 3.05(a)(i)
Privacy Laws	Section 4.15(n)
Prospectus	Section 4.11(b)
Purchase Price Allocation	Section 6.15(f)
Purchase Price Allocation Accounting Firm	Section 6.15(f)
RBO Requirements	Section 4.15(i)
Related Entity Shares	Section 4.03(b)
Registered Owned Intellectual Property	Section 4.17(a)
Registration Statement	Section 4.11(a)
Representatives	Section 4.30
Resolution Period	Section 3.05(b)(i)
Review Period	Section 3.05(b)
SEC	Section 4.07
Second Distribution Escrowed Merger Consideration	Section 3.02(c)
Second Escrow Distribution Date	Section 3.02(c)
Second Tranche	Section 3.06(a)
Section 409A	Section 4.19(j)
Senior Secured Financing	Section 5.10
Severance Arrangements	Section 6.16(b)
Shortfall Number	Section 3.03(h)
Specified Reps	Section 8.01
Stock Election	Section 3.03(b)
Stock Election Number	Section 3.03(g)
Stock Election Units	Section 3.03(b)
Subsidiary Shares	Section 4.03(b)
Substantial Members	Recitals
Support Agreements	Recitals
Survival End Date	Section 8.01
Surviving Entity	Section 2.01
Syndicated Senior Secured Financing	Section 5.10
Tax Indemnity Account	Section 3.02(b)
Termination Date	Section 9.01(a)
Third Distribution Escrowed Merger Consideration	Section 3.02(d)
Third Escrow Distribution Date	Section 3.02(d)
Third-Party Claim	Section 8.05(b)
Total Adjustment Amount	Section 3.05(f)
Total Cash Earn-Out Consideration	Section 3.06(a)
Total Shortfall Amount	Section 3.05(f)
Trade Secrets	Section 1.01
Trademarks	Section 1.01
Transactions	Recitals

Definition	Location
Transferred Employees	Section 6.16(a)
Unaudited Financial Statements	Section 4.08(a)
Unit Conversion Number	Section 3.03(f)
Unitholder Representative	Section 3.03(b)
Unresolved Items	Section 3.05(b)(iii)
Unsecured Financing	Section 5.10
Unsecured Financing Amount	Section 5.10
Voting Agreement	Recitals
WARN	Section 6.16(i)
Welfare Plans	Section 6.16(d)

Section 1.03. Interpretation and Rules of Construction.

(a) In this Agreement, except to the extent otherwise provided or the context otherwise requires:

(i) when a reference is made in this Agreement to an Article, Section, or Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement;

(ii) the table of contents and headings of this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(iv) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(v) all terms defined in this Agreement have the defined meanings when used in any certificate or other document delivered or made available pursuant hereto, unless otherwise defined therein;

(vi) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(vii) references to a Person are also to its successors and permitted assigns;

(viii) the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and

(ix) references to sums of money are expressed in lawful currency of the United States of America, and “$” refers to U.S. dollars.

(b) Notwithstanding anything to the contrary contained in the Company Disclosure Schedule or in this Agreement, the information and disclosures contained in any Section of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other Section of the Company Disclosure Schedule as though fully set forth in such other Section to the extent the relevance of such information to such other Section is reasonably apparent on the face of such information. No reference to or disclosure of any item or other matter in any Section of this Agreement, including any Section of the Company Disclosure Schedule, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract or Law shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

(c) Notwithstanding anything to the contrary contained in the Parent Disclosure Schedule or in this Agreement, the information and disclosures contained in any Section of the Parent Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other Section of the Parent Disclosure Schedule as though fully set forth in such other Section to the extent the relevance of such information to such other Section is reasonably apparent on the face of such information. No reference to or disclosure of any item or other matter in any Section of this Agreement, including any Section of the Parent Disclosure Schedule, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract or Law shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

ARTICLE II

THE MERGER

Section 2.01. The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the CLLCA, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (a) Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving entity in the Merger (the “Surviving Entity”), and (c) the separate existence of the Company with all its rights, privileges, immunities, powers, and franchises shall continue unaffected by the Merger (and any reference herein to the Company shall be deemed to include a reference to the Surviving Entity with respect to the period following the Merger). The Merger shall have the effects set forth in Section 17554 of the CLLCA.

Section 2.02. Closing; Effective Time.

(a) The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, on a date to be specified by the parties hereto, which shall be no later than the third (3rd) Business Day after the satisfaction or waiver of all of the conditions set forth in ARTICLE VII hereof (other than those conditions that by their nature are to be satisfied at the

Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, New York 10104, unless another time, date, or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b) Upon the terms and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger substantially in the form attached hereto as Exhibit C (the “Certificate of Merger”) with the Secretary of State of the State of California for filing as provided in the CLLCA, and shall make all other filings or recordings required by the CLLCA in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of California (at the time specified therein, or if no such time is specified therein, as of the close of business on the date so filed), or at such subsequent date or time as Parent and the Company shall agree and specify in the Certificate of Merger or, if not specified therein, by the CLLCA. The time at which the Merger becomes effective is referred to herein as the “Effective Time.”

Section 2.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the CLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the properties, rights, privileges, powers, and franchises of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, and duties of the Company and Merger Sub shall become the debts, liabilities, and duties of the Surviving Entity.

Section 2.04. Organizational Documents of the Surviving Entity. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, or the Company, the Articles of Organization of the Company shall be amended and restated in their entirety as set forth in Exhibit D to this Agreement, and so amended and restated shall be the Articles of Organization of the Surviving Entity until thereafter changed or amended as provided therein or by applicable Law. The Limited Liability Company Operating Agreement of the Company shall be amended and restated at and as of the Effective Time as set forth in Exhibit E and shall be the Limited Liability Company Operating Agreement of the Surviving Entity until thereafter changed or amended as provided therein or by applicable Law.

Section 2.05. Managers and Officers of the Surviving Entity. The managers of Merger Sub immediately prior to the Effective Time shall be the managers of the Surviving Entity until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Entity until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

Section 3.01. Conversion or Cancellation of Units. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holder of any Company Common Units, Company Options, Stock-Based Awards, or Merger Sub Units:

(a) Company Common Units. Subject to the provisions of this ARTICLE III, each Company Common Unit (whether or not subject to restriction) issued and outstanding immediately prior to the Effective Time (other than (x) Company Common Units directly or indirectly owned by Parent, Merger Sub, or the Company, (y) Dissenting Units, and (z) Stock-Based Awards) will be converted into and constitute, as provided in and subject to the limitations set forth in this Agreement, the right to receive at the election of the holder thereof as provided in, and as adjusted pursuant to, Section 3.03, the following consideration:

(i) Closing Date Payment. Payable upon the Closing in accordance with Section 3.03 hereof, subject to Section 3.01(c), Section 3.02, Section 3.07, and Section 3.08:

(A). for each such Company Common Unit with respect to which a Cash Election has been effectively made and not revoked or lost pursuant to Section 3.03, cash, without interest, in an amount equal to the Per Unit Closing Consideration;

(B). for each such Company Common Unit with respect to which a Stock Election has been effectively made and not revoked or lost pursuant to Section 3.03, that number of shares of Parent Common Stock as is equal to the Exchange Ratio (the “Per Unit Closing Stock Consideration”); or

(C). for each such Company Common Unit other than units as to which a Cash Election, a Stock Election, or a Mixed Election has been effectively made and not revoked or lost pursuant to Section 3.03, the Per Unit Closing Stock Consideration or Per Unit Closing Consideration as is determined in accordance with Section 3.03.

(ii) Post-Closing Adjustment. Payable upon the occurrence of those events specified in Section 3.05 hereof (the “Final Per Unit Adjustment Payment”), an amount of cash (without interest) equal to the quotient obtained by dividing (x) the Total Adjustment Amount by (y) the Total Outstanding Company Units.

(iii) Earn-Out Payment. Payable upon the occurrence of those events specified in Section 3.06 hereof, an amount of cash (without interest) equal to the quotient obtained by dividing (x) the Total Cash Earn-Out Consideration, by (y) the Total Outstanding Company Units (the “Per Unit Earn-Out Payment”).

(iv) Escrow Payment. A non-transferable, contingent right to distributions of funds (together with earnings thereon) to be held in one or more escrow accounts pursuant to the Escrow Agreement from and after the Effective Time, to secure purchase price adjustment obligations to Parent and indemnification obligations to the Parent Indemnified Parties (as defined in Section 8.02) attributable to such Company Common Unit, such distributions to be paid in accordance with Section 3.02 (the “Escrow Payment”).

(v) MR Escrow Payment. A non-transferable, contingent right to distributions of funds (together with earnings thereon) to be held in an escrow account pursuant to the MR Escrow Agreement from and after the Effective Time, to fund, if necessary, the costs and expenses of the Member Representative acting in such capacity attributable to such Company Common Unit, such distributions to be paid in accordance with Section 3.07 (the “MR Escrow Payment”).

(vi) Nevada Escrow Payment. A non-transferable, contingent right to distributions of funds (together with earnings thereon) to be held in an escrow account pursuant to the Nevada Escrow Agreement from and after the Effective Time, to fund, if applicable, certain transaction settlement payments that may become due and payable pursuant to Section 1(c) of each of the Nevada Settlement Agreements, such distributions to be paid in accordance with Section 3.08 (the “Nevada Escrow Payment”).

(b) Treatment of Stock-Based Awards and Company Options.

(i) Stock-Based Awards. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of Stock-Based Awards, each Stock-Based Award, if any, that was granted in accordance with Section 6.18(a) will be assumed by Parent and will continue to have, and be subject to, the same terms and conditions of such award immediately prior to the Effective Time, including the vesting restrictions, except that (x) each Stock-Based Award will be exercisable for a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the product of the number of Company Common Units subject to such award immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, (y) if applicable, the per unit base or exercise price for the Parent Common Stock issuable upon exercise of such assumed Stock-Based Award will be equal to the quotient determined by dividing the per unit base or exercise price for such Stock-Based Award immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent, and (z) all references to the “Company” in the Company Plan and the award agreements will be references to Parent.

(ii) Company Options. Parent shall not assume or otherwise replace any Company Options in connection with the Transactions. Upon the terms and subject to the conditions set forth in this Agreement, each Company Option that is outstanding immediately prior to the Effective Time shall accelerate and become fully vested and exercisable as of immediately prior to the Effective Time and, to the extent unexercised, shall be cancelled, extinguished, and automatically converted into the right to receive, for each Company Common Unit subject to such Company Option immediately prior to the Effective Time, in consideration of such cancellation, subject to Section 3.01(c), Section 3.02, Section 3.07, and Section 3.08:

(A). Closing Date Payment. Payable upon the Closing, an amount of cash (without interest) equal to the Per Option Closing Consideration.

(B). Post-Closing Adjustment. Payable upon the occurrence of those events specified in Section 3.05 hereof, an amount of cash (without interest) equal to the Final Per Unit Adjustment Payment.

(C). Earn-Out Payment. Payable upon the occurrence of those events specified in Section 3.06 hereof, an amount of cash (without interest) equal to the Per Unit Earn-Out Payment.

(D). Escrow Payment. A non-transferable, contingent right to distributions of Escrow Payment attributable to each Company Common Unit subject to such Company Option, such distributions to be paid in accordance with Section 3.02.

(E). MR Escrow Payment. A non-transferable, contingent right to distributions of MR Escrow Payment attributable to each Company Common Unit subject to such Company Option, such distributions to be paid in accordance with Section 3.07.

(F). Nevada Escrow Payment. A non-transferable, contingent right to distributions of Nevada Escrow Payment attributable to each Company Common Unit subject to such Company Option, such distributions to be paid in accordance with Section 3.08.

(G). The payment of the Per Option Closing Consideration and, if and when due, the Final Per Unit Adjustment Payment, the Per Unit Earn-Out Payment, the Escrow Payment, the MR Escrow Payment, and the Nevada Escrow Payment with respect to the Company Options shall be reduced by any applicable income or employment Tax withholding required under the Code or any provision of applicable state, local, or foreign Tax law. To the extent that amounts are so withheld, such withheld amounts shall be timely paid to the applicable taxing authority and treated for all purposes of this Agreement as having been paid to the holder of such Company Options. As applicable, payment of the Per Unit Earn-Out Payment shall be made prior to the date that is five (5) years following the Effective Time and otherwise in accordance with Section 1.409A-3(i)(5)(iv)(A) of the Treasury Regulations or any successor thereto.

(iii) If determined by Parent in its sole discretion, following the Effective Time, in accordance with the NYSE listing standards, Parent will be able to grant stock-based awards under the terms of its 2011 Incentive Award Plan or another stock plan adopted by Parent to issue the reserved but unissued Company Common Units otherwise issuable under the Company Plan, except that (i) the equity interests covered by such awards will be shares of Parent Common Stock and (ii) the number of Company Common Units available for issuance shall be converted into a number of shares of Parent Common Stock equal to the product of the number of Company Common Units otherwise available for issuance under the Company Plan immediately prior to the Effective Time (after taking into consideration the number of Company Common Units that will return to the Company Plan in connection with the cancellation of the Company Options contemplated by this Section) multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock (the “Available Reserve”); provided, however, that the Available Reserve shall in no event exceed 1,500,000 shares of Parent Common Stock. In accordance with the NYSE listing standards, the time during which such shares of Parent Common Stock are available will not be extended beyond the period when they would have otherwise been available under the Company Plan, absent the Merger, and no stock-based awards will be granted by Parent to individuals who were employed, immediately before the transaction, by Parent or any of the Parent Subsidiaries in existence immediately prior to the Effective Time. As soon as practicable following the Effective Time, but in any event within ten (10) Business Days thereafter, Parent shall prepare and file with the SEC a registration statement on Form S-8 covering the assumed Stock-Based Awards, if any, and the Available Reserve, if any, and Parent shall cause the same to become effective.

(iv) Notwithstanding the preceding subparagraph (iii), if Parent obtains a recommendation by Institutional Shareholder Services, a proxy advisory subsidiary of MSCI Inc. (“ISS”), of a vote “for” the amendment to its 2011 Incentive Award Plan described in Parent’s Proxy Statement for its 2012 Annual Stockholder Meeting, Parent shall not assume the Available Reserve or otherwise be able to grant any stock-based awards as of or following the Effective Time or cause the Company under the terms hereof to grant any stock-based awards prior to or as of the Effective Time, in each case attributable to the reserved but unissued Company Common Units otherwise issuable under the Company Plan immediately prior to the Effective Time.

(v) Prior to the Effective Time, the Company shall take any and all action necessary or reasonably requested by Parent to effect the assumption of the Stock-Based Awards and the cancellation and cash-out of the Company Options and in furtherance of preserving and assuming the Available Reserve, including adopting all resolutions, giving all notices, obtaining any written consents, and taking any other actions that are necessary or appropriate to effectuate this Section 3.01(b). Any notices, consents, or other communications to holders of Stock-Based Awards or Company Options will be subject to the review and approval of Parent, which shall not be unreasonably withheld, conditioned, or delayed. No awards shall be granted pursuant to the Company Plan following the Effective Time.

(c) Estimated Amounts Included In Closing Merger Consideration. No later than five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent (i) an estimated consolidated balance sheet of the Business Entities and Related Consolidated Entities as of immediately prior to the Effective Time (the “Estimated Closing Balance Sheet”) and (ii) a statement derived from such estimated consolidated balance sheet (the “Estimated Adjustment Statement”) setting forth the Company’s good faith estimates of the Net Working Capital of the Business Entities and Related Consolidated Entities (such estimates, the “Estimated Net Working Capital”) and the Indebtedness Amount (the “Estimated Indebtedness Amount”), in each case as of immediately prior to the Effective Time. The Estimated Closing Balance Sheet and the Estimated Adjustment Statement shall be prepared in a manner consistent with Exhibit B and in accordance with GAAP, applied on a basis consistent with the Audited

Financial Statements, and include reasonable detail with respect to the calculation of each component of the Estimated Net Working Capital and the Estimated Indebtedness Amount; provided that Estimated Net Working Capital and Estimated Indebtedness Amount shall be calculated in accordance with the definitions of those terms herein. The Company and Parent shall use good faith efforts to resolve prior to the Closing any disagreements between them concerning the computation of any of the items on the Estimated Closing Balance Sheet or the Estimated Adjustment Statement; provided, however, if the parties are unable to resolve any such disagreement, any item in dispute shall be deemed (solely for purposes of determining the Closing Merger Consideration, but subject in all respects to adjustment pursuant to Section 3.05) equal to the sum of (x) the estimate prepared in good faith by the Company and (y) Parent’s good faith estimate of such item, divided by two. If the Estimated Net Working Capital minus the Estimated Indebtedness Amount is less than the Target (such deficiency stated as a positive number, the “Estimated Shortfall Amount”), then the Closing Merger Consideration shall be decreased by an amount equal to the Estimated Shortfall Amount and the Per Unit Closing Consideration shall be decreased by an amount equal to the Estimated Shortfall Amount divided by the Total Outstanding Company Units.

(d) Dissenting Units. Notwithstanding anything in this Agreement to the contrary, Company Common Units that are issued and outstanding immediately prior to the Effective Time and that are held by Members properly exercising dissenter’s rights available under the Dissenter’s Act (the “Dissenting Units”) shall be converted into the right to receive payment from the Surviving Entity with respect thereto and shall not be converted into or be exchangeable for the right to receive cash or shares of Parent Common Stock unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the Dissenter’s Act. Dissenting Units shall be treated in accordance with the Dissenter’s Act. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right to appraisal, such holder’s Company Common Units shall thereupon be converted into and become exchangeable only for the right to receive, as of the Effective Time, cash or shares of Parent Common Stock in accordance with the terms of this ARTICLE III. The Company shall give Parent: (i) prompt notice of any written demands for appraisal of any Company Common Units, any attempted withdrawals of such demands, and any other instruments served pursuant to the Dissenter’s Act and received by the Company relating to rights to be paid the “fair value” of Dissenting Units, as provided in the Dissenter’s Act; and (ii) the opportunity to participate in, and, after the Closing, direct, all negotiations and Actions with respect to demands for appraisal under the Dissenter’s Act. The Company shall not, except with the prior written consent of Parent, voluntarily make or agree to make any payment with respect to any demands for appraisal of Company Common Units. The Company or the Surviving Entity, as applicable under the Dissenter’s Act, shall comply with all notice requirements under the Dissenter’s Act.

(e) Rights as Unitholders; Unit Transfers. From and after the Effective Time, Company Common Units shall be no longer outstanding and shall automatically be canceled and shall cease to exist, and Members will have no rights as unitholders of the Company, other than rights to receive (without interest) (i) any then-unpaid dividend or other distribution with respect to such Company Common Units having a record date before the Effective Time and (ii) the consideration to which such holders are entitled in accordance with this ARTICLE III (or as to Dissenting Units, such rights as provided by the CLLCA). After the Effective Time, there will be no transfers of Company Common Units on the unit transfer books of the Company or the Surviving Entity, and Company Common Units presented to Parent or the Surviving Entity for any reason will be canceled and exchanged in accordance with this ARTICLE III. Notwithstanding anything in this Section 3.01 to the contrary, at the Effective Time and by virtue of the Merger, each Company Common Unit beneficially owned by the Company (other than units held in a trust, fiduciary, or nominee capacity or as a result of debts previously contracted) or held in the Company’s treasury will be canceled and retired and will cease to exist, and no shares of Parent Common Stock or any other consideration will be issued or paid in exchange therefor.

(f) Anti-Dilution Adjustments. If Parent changes (or the Parent Board sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of Parent Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization, or similar transaction, then the Aggregate Parent Share Number, the Closing Price, and the Exchange Ratio (and any other dependent items) will be adjusted proportionately to account for such change. If the Company changes (or the Company Board sets a related record date that will occur before the Effective Time for a change in) the number or kind of Company Common Units (or rights thereto) outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization, or similar transaction, then the aggregate per unit exercise price of all Company Options (and any other dependent items) will be adjusted proportionately to account for such change.

(g) Merger Sub Units. Each unit of membership interest in Merger Sub (a “Merger Sub Unit”) issued and outstanding immediately prior to the Effective Time will be converted into one common unit of the Surviving Entity.

(h) Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Parent Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. Instead, Parent will pay to each holder of Company Common Units who would otherwise be entitled to a fractional share of Parent Common Stock an amount in cash (without interest) determined by multiplying such fraction of a share of Parent Common Stock by the Closing Price.

Section 3.02. Escrowed Merger Consideration.

(a) A portion of the Closing Merger Consideration equal to the Escrow Amount shall constitute escrowed merger consideration (collectively with any earnings or dividends or other distributions thereon, if any, the “Escrowed Merger Consideration”). The Escrowed Merger Consideration shall be withheld from the Closing Merger Consideration otherwise deliverable to the Members and holders of Company Options on the Closing Date to serve as security for the benefit of Parent (on behalf of itself or any other Parent Indemnified Party) against (x) the indemnification afforded the Parent Indemnified Parties by ARTICLE VIII of this Agreement and (y) any reduction in the Aggregate Final Per Unit Merger Consideration or the Aggregate Final Per Option Merger Consideration made pursuant to Section 3.05(f). The Escrowed Merger Consideration shall consist of cash and Parent Common Stock in the Escrow Proportion, with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of the Closing Date. On the Closing Date, the

Escrowed Merger Consideration shall be deposited by Parent with the Escrow Agent in an escrow account (the “Escrow Account”) established in accordance with an escrow agreement to be entered into among Parent, the Member Representative, and the Escrow Agent, consistent with the terms set forth in this Agreement and other customary terms and conditions for similar agreements (the “Escrow Agreement”). The Escrow Agreement shall provide that Parent is, for federal income tax purposes, the owner of the Escrowed Merger Consideration and is taxable on any earnings thereon. If any payment is required to be made to Parent pursuant to this Section 3.02, Parent and the Member Representative shall promptly provide written instructions to the Escrow Agent, pursuant to the terms of the Escrow Agreement, to deliver to Parent out of the Escrow Fund an amount of cash and Parent Common Stock, in the Escrow Proportion (to the extent possible and so as not to create fractional shares of Parent Common Stock), that in the aggregate is equal in value to such required payment, with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of the date of such distribution.

(b) On the Survival End Date (the “First Escrow Distribution Date”), the Escrow Agent shall create two additional separate escrow accounts. The Escrow Agent shall deposit from the Escrow Account into the first additional account (the “Healthcare Indemnity Account”) the First Tranche Healthcare Escrowed Merger Consideration. The Escrow Agent shall deposit from the Escrow Account into the second additional account (the “Tax Indemnity Account”) the First Tranche Tax Escrowed Merger Consideration. In addition, no later than the second (2nd) Business Day following the Survival End Date, Parent and the Member Representative shall provide written instructions to the Escrow Agent, pursuant to the terms of the Escrow Agreement, to deliver to the Members and to the Company for proper payment to the holders of the Company Options as of the Closing, no later than the fifth (5th) Business Day following the First Escrow Distribution Date, any Escrowed Merger Consideration remaining in the Escrow Account other than the First Tranche Healthcare Escrowed Merger Consideration deposited in the Healthcare Indemnity Account and the First Tranche Tax Escrowed Merger Consideration deposited in the Tax Indemnity Account (the “First Distribution Escrowed Merger Consideration”) as follows: (i) the aggregate amount of First Distribution Escrowed Merger Consideration that consists of Parent Common Stock to the Members who held Stock Equivalency Units as of the Closing pro rata based on the Stock Equivalency Units held by such Members as of the Closing, (ii) the aggregate amount of dividends or other distributions made on Parent Common Stock, or earnings on such dividends or other distributions, held in escrow to the Members who held Stock Equivalency Units as of the Closing pro rata based on the Stock Equivalency Units held by such Members as of the Closing, and (iii) the aggregate amount of First Distribution Escrowed Merger Consideration that consists of cash (other than cash amounts set forth in clause (ii) above), including all earnings on Escrowed Merger Consideration that consists of cash held in escrow, to the Members who held Cash Equivalency Units as of the Closing and the holders of Company Options pro rata based on the Cash Equivalency Units held by such Members and holders of Company Options as of the Closing, it being understood that any such payments made to the holders of Company Options shall be subject to Section 3.01(b)(ii)(G); provided that, if on the First Escrow Distribution Date any claim for indemnification by any Parent Indemnified Party under Section 8.02 is outstanding, then such amount of cash and Parent Common Stock, in the Escrow Proportion (to the extent possible and so as not to create fractional shares of Parent Common Stock), that in the aggregate is equal in value to the amount that may be reasonably necessary to satisfy such claim (or, if such amount is greater than the amount remaining in the Escrow Account, then the amount of cash and Parent Common Stock remaining in the Escrow Account), with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of the First Escrow Distribution Date, shall not be distributed pursuant to this Section 3.02 for so long as such claim is outstanding and, following resolution of such claim, any amount remaining in the Escrow Account that was held back shall be distributed in accordance with clauses (i), (ii) and (iii) above.

(c) No later than the second (2nd) Business Day following the first (1st) anniversary of the Survival End Date (such first anniversary, the “Second Escrow Distribution Date”), Parent and the Member Representative shall provide written instructions to the Escrow Agent, pursuant to the terms of the Escrow Agreement, to deliver to the Members and to the Company for proper payment to the holders of the Company Options as of the Closing, no later than the fifth (5th) Business Day following the Second Escrow Distribution Date, any Escrowed Merger Consideration in the Healthcare Indemnity Account in excess of the Second Tranche Healthcare Escrowed Merger Consideration (the “Second Distribution Escrowed Merger Consideration”) as follows: (i) the aggregate amount of Second Distribution Escrowed Merger Consideration in the Healthcare Indemnity Account that consists of Parent Common Stock to the Members who held Stock Equivalency Units as of the Closing pro rata based on the Stock Equivalency Units held by such Members as of the Closing, (ii) the aggregate amount of dividends or other distributions made on Parent Common Stock, or earnings on such dividends or other distributions, held in the Healthcare Indemnity Account to the Members who held Stock Equivalency Units as of the Closing pro rata based on the Stock Equivalency Units held by such Members as of the Closing, and (iii) the aggregate amount of Second Distribution Escrowed Merger Consideration in the Healthcare Indemnity Account that consists of cash (other than cash amounts set forth in clause (ii) above), including all earnings on Escrowed Merger Consideration that consists of cash held in the Healthcare Indemnity Account, to the Members who held Cash Equivalency Units as of the Closing and the holders of Company Options pro rata based on the Cash Equivalency Units held by such Members and holders of Company Options as of the Closing, it being understood that any such payments made to the holders of Company Options shall be subject to Section 3.01(b)(ii)(G); provided that, if on the Second Escrow Distribution Date any claim for indemnification of the type described in Section 8.04(a)(v) is outstanding, then such amount of cash and Parent Common Stock, in the Escrow Proportion (to the extent possible and so as not to create fractional shares of Parent Common Stock), that in the aggregate is equal in value to the amount that may be reasonably necessary to satisfy such claim (or, if such amount is greater than the amount remaining in the Healthcare Indemnity Account, then the amount of cash and Parent Common Stock remaining in the Healthcare Indemnity Account), with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of the Second Escrow Distribution Date, shall not be distributed pursuant to this Section 3.02 for so long as such claim is outstanding and, following resolution of such claim, any amount remaining in the Healthcare Indemnity Escrow Account that was held back shall be distributed in accordance with clauses (i), (ii) and (iii) above.

(d) No later than the second (2nd) Business Day following October 15, 2016 (October 15, 2016 being referred to herein as the “Third Escrow Distribution Date”), Parent and the Member Representative shall provide written instructions to the Escrow Agent, pursuant to the terms of the Escrow Agreement, to deliver to the Members and to the Company for proper payment to the holders of the Company Options as of the Closing, no later than the fifth (5th) Business Day following the Third Escrow Distribution Date, any Escrowed Merger Consideration in the Tax Indemnity Account in excess of the Second Tranche Tax Escrowed Merger Consideration (the “Third Distribution Escrowed Merger Consideration”) as follows: (i) the aggregate amount of Third Distribution Escrowed Merger Consideration in the Tax Indemnity Account that consists of Parent Common Stock to the Members who held Stock Equivalency Units as of the Closing pro rata based on the Stock Equivalency Units held by such Members as of the Closing, (ii) the aggregate amount of dividends or other distributions made on Parent Common Stock, or earnings on such dividends or other distributions, held in the Tax Indemnity Account to the Members who held Stock Equivalency Units as of the Closing pro rata based on the Stock Equivalency Units held by such Members as of the Closing, and (iii) the aggregate amount of Third Distribution Escrowed Merger Consideration in the Tax Indemnity Account that consists of cash (other than cash amounts set forth in clause (ii) above), including all earnings on Escrowed Merger Consideration that consists of cash held in the Tax Indemnity Account, to the Members who held Cash Equivalency Units as of the Closing and the holders of Company Options pro rata based on the Cash Equivalency Units held by such Members and holders of Company Options as of the Closing, it being understood that any such payments made to the holders of Company Options shall be subject to Section 3.01(b)(ii)(G); provided that, if on the Third Escrow Distribution Date any claim for indemnification of the type described in Section 8.04(a)(vi) is outstanding, then such amount of cash and Parent Common Stock, in the Escrow Proportion (to the extent possible and so as not to create fractional shares of Parent Common Stock), that in the aggregate is equal in value to the amount that may be reasonably necessary to satisfy such claim (or, if such amount is greater than the amount remaining in the Tax Indemnity Account, then the amount of cash and Parent Common Stock remaining in the Tax Indemnity Account), with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of the Third Escrow Distribution Date, shall not be distributed pursuant to this Section 3.02 for so long as such claim is outstanding and, following resolution of such claim, any amount remaining in the Tax Indemnity Escrow Account that was held back shall be distributed in accordance with clauses (i), (ii) and (iii) above.

(e) No later than the second (2nd) Business Day following the second (2nd) anniversary of the Survival End Date (such second anniversary, the “Fourth Escrow Distribution Date”), Parent and the Member Representative shall provide written instructions to the Escrow Agent, pursuant to the terms of the Escrow Agreement, to deliver to the Members and to the Company for proper payment to the holders of the Company Options as of the Closing, no later than the fifth (5th) Business Day following the Fourth Escrow Distribution Date, (i) the aggregate amount of remaining Escrowed Merger Consideration in the Healthcare Indemnity Account that consists of Parent Common Stock to the Members who held Stock Equivalency Units as of the Closing pro rata based on the Stock Equivalency Units held by such Members as of the Closing, (ii) the aggregate amount of dividends or other distributions made on Parent Common Stock, or earnings on such dividends or other distributions, held in the Healthcare Indemnity Account to the Members who held Stock Equivalency Units as of the Closing pro rata based on the Stock Equivalency Units held by such Members as of the Closing, and (iii) the aggregate amount of remaining Escrowed Merger Consideration in the Healthcare Indemnity Account that consists of cash (other than cash amounts set forth in clause (ii) above), including all earnings on Escrowed Merger Consideration that consists of cash held in the Healthcare

Indemnity Account, to the Members who held Cash Equivalency Units as of the Closing and the holders of Company Options pro rata based on the Cash Equivalency Units held by such Members and holders of Company Options as of the Closing, it being understood that any such payments made to the holders of Company Options shall be subject to Section 3.01(b)(ii)(G); provided that, if on the Fourth Escrow Distribution Date any claim for indemnification of the type described in Section 8.04(a)(v) is outstanding, then such amount of cash and Parent Common Stock, in the Escrow Proportion (to the extent possible and so as not to create fractional shares of Parent Common Stock), that in the aggregate is equal in value to the amount that may be reasonably necessary to satisfy such claim (or, if such amount is greater than the amount remaining in the Healthcare Indemnity Account, then the amount of cash and Parent Common Stock remaining in the Healthcare Indemnity Account), with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of the Fourth Escrow Distribution Date, shall not be distributed pursuant to this Section 3.02 for so long as such claim is outstanding and, following resolution of such claim, any amount remaining in the Healthcare Indemnity Escrow Account shall be distributed in accordance with clauses (i), (ii) and (iii) above.

(f) No later than the second (2nd) Business Day following October 15, 2017 (October 15, 2017 being referred to herein as the “Fifth Escrow Distribution Date”), Parent and the Member Representative shall provide written instructions to the Escrow Agent, pursuant to the terms of the Escrow Agreement, to deliver to the Members and to the Company for proper payment to the holders of the Company Options as of the Closing, no later than the fifth (5th) Business Day following the Fifth Escrow Distribution Date, (i) the aggregate amount of remaining Escrowed Merger Consideration in the Tax Indemnity Account that consists of Parent Common Stock to the Members who held Stock Equivalency Units as of the Closing pro rata based on the Stock Equivalency Units held by such Members as of the Closing, (ii) the aggregate amount of dividends or other distributions made on Parent Common Stock, or earnings on such dividends or other distributions, held in the Tax Indemnity Account to the Members who held Stock Equivalency Units as of the Closing pro rata based on the Stock Equivalency Units held by such Members as of the Closing, and (iii) the aggregate amount of remaining Escrowed Merger Consideration in the Tax Indemnity Account that consists of cash (other than cash amounts set forth in clause (ii) above), including all earnings on Escrowed Merger Consideration that consists of cash held in the Tax Indemnity Account, to the Members who held Cash Equivalency Units as of the Closing and the holders of Company Options pro rata based on the Cash Equivalency Units held by such Members and holders of Company Options as of the Closing, it being understood that any such payments made to the holders of Company Options shall be subject to Section 3.01(b)(ii)(G); provided that, if on the Fifth Escrow Distribution Date any claim for indemnification of the type described in Section 8.04(a)(vi) is outstanding, then such amount of cash and Parent Common Stock, in the Escrow Proportion (to the extent possible and so as not to create fractional shares of Parent Common Stock), that in the aggregate is equal in value to the amount that may be reasonably necessary to satisfy such claim (or, if such amount is greater than the amount remaining in the Tax Indemnity Account, then the amount of cash and Parent Common Stock remaining in the Tax Indemnity Account), with each share of Parent Common Stock valued for these purposes at the One Day Parent Stock Volume-Weighted Average Price as of the Fifth Escrow Distribution Date, shall not be distributed pursuant to this Section 3.02 for so long as such claim is outstanding and, following resolution of such claim, any amount remaining in the Tax Indemnity Escrow Account shall be distributed in accordance with clauses (i), (ii) and (iii) above.

(g) For the avoidance of doubt, (A) holders of Company Options, in their capacity solely as holders of Company Options, shall bear responsibility for a portion of the indemnification obligations, if any, of the Members under ARTICLE VIII solely and exclusively through distributions from the Escrow Account, the Healthcare Indemnity Account, and the Tax Indemnity Account as set forth in this Section 3.02, and (B) following the distribution of all Escrowed Merger Consideration from the Escrow Account, the Healthcare Indemnity Account, and the Tax Indemnity Account in accordance with this Section 3.02, the holders of Company Options, in their capacity solely as holders of Company Options, shall bear no further indemnification obligations pursuant to this Agreement. The parties hereto understand and agree that the contingent rights to receive any Escrowed Merger Consideration are not transferable, except pursuant to a reorganization, liquidation, or other similar transfer of the assets of the relevant party to its equityholders or a successor entity or by operation of Laws relating to descent and distribution, divorce, and community property.

Section 3.03. Election Procedures.

(a) Election Form. An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery to the Exchange Agent), in such form as the Company and Parent shall mutually agree (the “Election Form”), shall be mailed on a date that is not less than thirty (30) days prior to the anticipated Effective Time (such date, the “Mailing Date”) to each holder of record of Company Common Units as of five (5) Business Days prior to the Mailing Date (the “Election Form Record Date”). The Company shall use its commercially reasonable efforts to make available as many Election Forms as may be reasonably requested by all persons who are holders (or beneficial owners) of Company Common Units on the Election Form Record Date or who become holders (or beneficial owners) of Company Common Units after the Election Form Record Date and prior to the close of business on the Business Day immediately prior to the Election Deadline. The Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(b) Choice of Election. Each Election Form shall permit such holder, subject to the allocation and election procedures set forth in this Section 3.03, (i) to elect to receive an amount of cash equal to the Per Unit Closing Consideration for all of the Company Common Units held by such holder (a “Cash Election”), (ii) to elect to receive the Per Unit Closing Stock Consideration for all of such units (a “Stock Election”), (iii) to elect to receive the Per Unit Closing Stock Consideration for a certain number of such holder’s units and an amount of cash equal to the Per Unit Closing Consideration for all other units of such holder’s units (a “Mixed Election”), or (iv) to indicate that such record holder has no preference as to the receipt of cash or Parent Common Stock for such units. A holder of record of Company Common Units who holds such units as nominee, trustee, or in another representative capacity (a “Unitholder Representative”) (which shall include, for the avoidance of doubt, the Majority Member and Bay Shores Investment LLC) may submit multiple Election Forms; provided that each such Election Form covers all the Company Common Units held by such Unitholder Representative for a particular beneficial owner; provided, further, that the Unitholder Representative shall permit the holders of its equity securities to direct it to make an election in accordance with the terms of its governing documents and the Unitholder Representative shall make an election that reflects such election by the holders of its equity securities. Company Common Units as to which a Cash Election (including pursuant to a Mixed Election) has been made are referred to herein as “Cash Election Units.” Company Common Units as to which a Stock Election has been made (including, pursuant to a Mixed Election) are referred to as “Stock Election Units.” Company Common Units as to which no election has been made (or as to which an Election Form is not returned properly completed) are referred to herein as “Non-Election Units.”

(c) Non-Election; Dissenting Units. Any Company Common Units with respect to which the holder thereof shall not, as of the Election Deadline, have made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Units. All Dissenting Units shall be deemed units subject to a Cash Election, and with respect to such units the holders thereof shall in no event receive consideration comprised of Parent Common Stock, except as provided in Section 3.03(h) hereof; provided, however, that for purposes of making the proration calculations provided for in this Section 3.03, only Dissenting Units as existing at the Effective Time shall be deemed Cash Election Units.

(d) Effectiveness; Election Deadline. To be effective, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., New York City time, on the second (2nd) Business Day prior to the Effective Time (or such other time and date as Parent and the Company may mutually agree) (the “Election Deadline”). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by duly executed transmittal materials included with the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline. If a Member either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes its Election Form prior to the Election Deadline (without later submitting a properly completed Election Form prior to the Election Deadline), the Company Common Units held by such Member shall be designated as Non-Election Units. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, modification, or revocation has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, the Company or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form. All Elections (whether Cash Elections, Stock Elections, or Mixed Elections) shall be revoked automatically if the Exchange Agent is notified in writing by Parent or the Company, upon exercise by Parent or the Company of its respective or their mutual rights to terminate this Agreement to the extent provided under ARTICLE IX, that this Agreement has been terminated in accordance with ARTICLE IX.

(e) Maximum Stock Election. If a Member makes a Stock Election for a number of Company Common Units in excess of such Member’s Maximum Stock Election Eligible Units, then such Member shall be deemed to have made a Stock Election with respect to a number of Company Common Units equal to such Member’s Maximum Stock Election Eligible Units and a Cash Election with respect to all other of such Member’s Company Common Units.

(f) Stock Elections Equal to Unit Conversion Number. Notwithstanding any other provision contained in this Agreement, the total number of Company Common Units to be converted into the right to receive the Per Unit Closing Stock Consideration pursuant to Section 3.01(a)(i) (the “Unit Conversion Number”) shall be equal to the quotient obtained by dividing (x) the Aggregate Parent Share Number by (y) the Exchange Ratio. Each other Company Common Unit (other than Dissenting Units) shall be converted into an amount of cash equal to the Per Unit Closing Consideration.

(g) Stock Consideration Proration. If the aggregate number of Company Common Units with respect to which Stock Elections shall have been validly made (the “Stock Election Number”) exceeds the Unit Conversion Number, then all Cash Election Units and all Non-Election Units of each holder thereof shall be converted into the right to receive an amount of cash equal to the Per Unit Closing Consideration, and Stock Election Units of each holder thereof will be converted into the right to receive the Per Unit Closing Stock Consideration in respect of that number of Stock Election Units equal to the product obtained by multiplying (x) the number of Stock Election Units held by such holder by (y) a fraction, the numerator of which is the Unit Conversion Number and the denominator of which is the Stock Election Number, with each of such holder’s remaining Stock Election Units being converted into the right to receive an amount of cash equal to the Per Unit Closing Consideration.

(h) Cash Consideration Proration. If the Stock Election Number is less than the Unit Conversion Number (the amount by which the Unit Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Units shall be converted into the right to receive the Per Unit Closing Stock Consideration, and the Non-Election Units and Cash Election Units shall be treated in the following manner:

(i) If the Shortfall Number is less than or equal to the number of Non-Election Units, then all Cash Election Units shall be converted into the right to receive an amount of cash equal to the Per Unit Closing Consideration, and the Non-Election Units of each holder thereof shall convert into the right to receive the Per Unit Closing Stock Consideration in respect of that number of Non-Election Units equal to the product obtained by multiplying (A) the number of Non-Election Units held by such holder by (B) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Units, with each of such holder’s remaining Non-Election Units being converted into the right to receive an amount of cash equal to the Per Unit Closing Consideration; or

(ii) If the Shortfall Number exceeds the number of Non-Election Units, then all Non-Election Units shall be converted into the right to receive the Per Unit Closing Stock Consideration, and the Cash Election Units of each holder thereof shall be converted into the right to receive the Per Unit Closing Stock Consideration in respect of that number of Cash Election Units equal to the product obtained by multiplying (A) the number of Cash Election Units held by such holder by (B) a fraction, the numerator of which is the amount by which (x) the Shortfall Number exceeds (y) the total number of Non-Election Units and the denominator of which is the total number of Cash Election Units, with each of such holder’s remaining Cash Election Units being converted into the right to receive an amount of cash equal to the Per Unit Closing Consideration.

(iii) Notwithstanding clauses (i) and (ii) above, if as a result of the application of clause (i) or (ii) above, any Member shall be making a Stock Election for a number of Company Common Units in excess of such Member’s Maximum Stock Election Eligible Units, then such Member shall instead be deemed to have made a Stock Election with respect to a number of Company Common Units equal to such Member’s Maximum Stock Election Eligible Units and a Cash Election with respect to all other of such Member’s Company Common Units, and the resulting Shortfall Number shall be reallocated to the other Members’ Non-Election Units and Cash Election Units in the manner set forth in clause (i) and (ii) above, with references to “Non-Election Units” and “Cash Election Units” in such clauses (i) and (ii) being deemed for purposes of this reallocation to exclude Non-Election Units and Cash Election Units held by any Member that has made, or has been deemed to have made, a Stock Election equal to such Member’s Maximum Stock Election Eligible Units.

Section 3.04. Exchange Procedures.

(a) Appointment of Exchange Agent. After the Election Deadline and no later than the Closing Date and until the date that is one hundred eighty (180) days after the Effective Time, Parent shall deposit, or cause to be deposited, with an exchange agent agreed upon by Parent and the Company (the “Exchange Agent”) (i) cash in an amount sufficient to allow the Exchange Agent to make all payments that may be required pursuant to this ARTICLE III; provided that (1) pursuant to Section 3.02 the Escrow Amount consisting of cash shall be delivered by Parent to the Escrow Agent to be held pursuant to the Escrow Agreement, (2) pursuant to Section 3.07 the MR Escrow Amount shall be delivered by Parent to the Escrow Agent to be held pursuant to the MR Escrow Agreement, (3) pursuant to Section 3.08 the Nevada Escrow Amount shall be delivered by Parent to the Escrow Agent to be held pursuant to the Nevada Escrow Agreement, and (4) the aggregate amount of cash payable in respect of all Company Options pursuant to Section 3.01(b)(ii)(A) shall be delivered by Parent to the Company for proper payment to the holders of Company Options, and (ii) certificates, or at Parent’s option, evidence of shares in book entry form, representing the Aggregate Parent Share Number of shares of Parent Common Stock (“New Certificates”), to be given to the holders of Company Common Units in exchange for their units pursuant to this ARTICLE III; provided that pursuant to Section 3.02 the Escrow Amount consisting of Parent Common Stock shall be delivered by Parent to the Escrow Agent to be held pursuant to the Escrow Agreement. On the date that is one hundred eighty (180) days after the Effective Time, any such cash or New Certificates remaining in the possession of the Exchange Agent (together with any earnings in respect thereof) shall be delivered to (or as directed by) Parent. Any holder of Company Common Units who has not theretofore exchanged his, her, or its Company Common Units pursuant to this ARTICLE III shall thereafter be entitled to look exclusively to Parent, and only as a general creditor thereof, for the consideration to which he, she, or it may be entitled upon exchange of such Company Common Units pursuant to this ARTICLE III. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any holder of Company Common Units for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar laws.

(b) Exchange Procedures for Company Common Units. Promptly after the Effective Time, but in no event later than ten (10) days thereafter, the Surviving Entity shall cause the Exchange Agent to mail or deliver to each person who was, immediately prior to the Effective Time, a holder of record of Company Common Units a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery to the Exchange Agent) containing instructions for use in effecting exchange for the consideration to which such person may be entitled pursuant to this ARTICLE III. Upon surrender to the Exchange Agent of a letter of transmittal duly executed and completed in accordance with the instructions thereto, the holder of such Company Common Units shall promptly be provided in exchange therefor, but in no event later than ten (10) Business Days after due surrender, a New Certificate and a check, ACH payment, or a wire transfer in the amount to which such holder is entitled pursuant to this ARTICLE III, and the Company Common Units so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any cash or other property to be delivered upon surrender of any Company Common Units. Each of Parent and the Surviving Entity shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Units such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or foreign Tax law. To the extent that amounts are so withheld by Parent, the Surviving Entity, or the Exchange Agent, as the case may be, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of Company Common Units in respect of which the deduction and withholding was made by Parent, the Surviving Entity, or the Exchange Agent, as the case may be, and such amounts shall be timely delivered by Parent, the Surviving Entity, or the Exchange Agent, as the case may be, to the applicable taxing authority.

(c) Transfer to Holder other than Existing Holder. If any cash payment is to be made in a name other than that in which the Company Common Units surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay any transfer or other Taxes required solely by reason of the making of such payment in a name other than that of the registered holder of the Company Common Units surrendered, or required for any other reason relating to such holder or requesting person, or shall establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable. If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that of the registered holder of the Company Common Units surrendered in exchange therefor, it shall be a condition of such issuance that the Company Common Units so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required solely by reason of the issuance of a certificate representing Company Common Units in a name other than that of the registered holder of the Company Common Units surrendered, or required for any other reason relating to such holder or requesting person, or shall establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) Dividends. No dividends or other distributions with a record date after the Effective Time with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Company Common Units until the holder thereof shall surrender such Company Common Units in accordance with this ARTICLE III. After the surrender of a Company Common Unit in accordance with this ARTICLE III, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the shares of Parent Common Stock represented by the New Certificate.

(e) Lost, Stolen or Destroyed Certificates. If any certificate evidencing a Company Common Unit or Company Option shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen, or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such reasonable amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such certificate, Parent or the Exchange Agent shall, in exchange for such lost, stolen, or destroyed certificate, pay or cause to be paid the consideration deliverable in respect of the Company Common Units or Company Options formerly represented by such certificate pursuant to this ARTICLE III.

Section 3.05. Post-Closing Merger Consideration Adjustment Determination.

(a) As soon as practicable, but in no event later than ninety (90) days after the Closing Date, Parent shall prepare and deliver to the Member Representative the following (collectively, the “Preliminary Adjustment Statement”):

(i) an unaudited consolidated balance sheet of the Business Entities and Related Consolidated Entities as of immediately prior to the Effective Time (the “Preliminary Closing Balance Sheet”), prepared by Parent in accordance with GAAP, applied on a basis consistent with the Audited Financial Statements; and

(ii) a statement setting forth reasonably detailed calculations by Parent of the Net Working Capital and the Indebtedness Amount, in each case as of immediately prior to the Effective Time based on the Preliminary Closing Balance Sheet (the “Closing Adjustment Amounts”) and prepared in a manner consistent with Exhibit B and in accordance with GAAP, applied on a basis consistent with the Audited Financial Statements; provided that Net Working Capital and Indebtedness Amount shall be calculated in accordance with the definitions of those terms herein.

(b) If the Member Representative disagrees with the Preliminary Closing Balance Sheet or Parent’s calculation of the Closing Adjustment Amounts, the Member Representative shall promptly, but in no event later than forty-five (45) days after receiving the Preliminary Adjustment Statement (the “Review Period”), deliver to Parent written notice describing in reasonable detail its dispute by specifying those items or amounts as to which the Member Representative disagrees, together with the Member Representative’s determination of such disputed items and amounts (a “Disagreement Notice”). If the Member Representative either gives notice that it agrees with Parent’s calculation of the Closing Adjustment Amounts or fails to deliver a Disagreement Notice within the Review Period, Parent and the Member Representative agree that effective as of the date of delivery of the notice of agreement or as of the close of business on the last day of the Review Period, as applicable, the Closing Adjustment Amounts set forth in the Preliminary Adjustment Statement shall be final, conclusive, and binding on Parent, the Company, and the Members and shall constitute the respective “Final Adjustment Amounts” for purposes of Section 3.05(b)(v). If the Member Representative delivers a Disagreement Notice to Parent within the Review Period, any item not expressly set forth in the Disagreement Notice as the subject of the disagreement shall be final, conclusive, and binding on Parent, the Company, and the Members, and the Member Representative and Parent shall resolve all disputed items set forth in the Disagreement Notice as follows:

(i) The Member Representative and Parent shall use reasonable good faith efforts to resolve the dispute during the thirty (30) day period (the “Resolution Period”) commencing on the date the Member Representative delivers the Disagreement Notice to Parent, and any such resolution shall be final and binding on Parent, the Company, and the Members. If the Member Representative and Parent are not able to resolve all disputed items within the Resolution Period, then the items in dispute shall be promptly submitted (if practicable, within five (5) Business Days following the expiration of the Resolution Period) to the Neutral Accountant.

(ii) The Neutral Accountant shall be given reasonable access to all relevant work papers, financial information, books, records, schedules, memoranda, and other documents prepared or reviewed by Parent or any of its accountants or other representatives that are relevant to the Preliminary Adjustment Statement, and to all personnel, including accounting personnel, involved in the preparation of the Preliminary Adjustment Statement, in connection with its calculation of the Closing Adjustment Amounts, provided that such access shall not include any access to documents to the extent prepared primarily in anticipation of, or for the purposes of evaluating, any potential dispute, litigation, or arbitration concerning the Preliminary Adjustment Statement or the calculation of the Closing Adjustment Amounts.

(iii) If any remaining items in dispute are submitted to the Neutral Accountant for resolution (such items, the “Unresolved Items”), each of Parent and the Member Representative shall submit to the Neutral Accountant (with a copy delivered to the other party on the same day), within ten (10) Business Days after the date of the engagement of the Neutral Accountant, a memorandum (which may include supporting exhibits) setting forth their respective positions on the Unresolved Items. Each of Parent and the Member Representative may (but shall not be required to) submit to the Neutral Accountant (with a copy delivered to the other party on the same day), within twenty (20) Business Days after the date of the engagement of the Neutral Accountant, a memorandum responding to the initial memorandum submitted to the Neutral Accountant by the other party. Unless requested by the Neutral Accountant in writing, no party hereto may present any additional information or arguments to the Neutral Accountant, either orally or in writing.

(iv) The Neutral Accountant shall use its accounting expertise to calculate, based solely on the written submissions of Parent, on the one hand, and the Member Representative, on the other hand, and not by independent investigation, the Closing Adjustment Amounts and shall be instructed that its calculation (i) must be made in accordance with the standards and definitions in this Agreement, and (ii) with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by the Member Representative in the Disagreement Notice and by Parent in the Preliminary Adjustment Statement. The Neutral Accountant shall submit such verification and calculation to the Member Representative and Parent as soon as practicable, but in any event within thirty (30) days after the remaining issues in dispute are submitted to the Neutral Accountant. Notwithstanding anything express or implied in the first sentence of this Section 3.05(b)(iv) to the contrary, the determination by the Neutral Accountant of the Closing Adjustment Amounts, as set forth in a written notice delivered to Parent and the Member Representative by the Neutral Accountant in accordance with this Agreement, shall be binding and conclusive on Parent, the Company, and the Members.

(v) The Closing Adjustment Amounts as determined after all disputes have been resolved in accordance with this Section 3.05 are referred to herein collectively as the “Final Adjustment Amounts” and individually as the “Final Net Working Capital” and the “Final Indebtedness Amount,” respectively. The Member Representative and Parent agree that the procedures set forth in this Section 3.05 for resolving disputes with respect to the Preliminary Closing Balance Sheet and Closing Adjustment Amounts shall be the sole and exclusive method for resolving any such disputes. The Neutral Accountant’s determination may be entered and enforced in any court of competent jurisdiction, and the substance of the Neutral Accountant’s determination shall not be subject to review or appeal, absent a showing of fraud by one of the parties in the proceeding or on the part of the Neutral Accountant.

(c) The fees and expenses of the Neutral Accountant shall be borne equally by Parent and the Members, with the Members’ share of any such fees and expenses being paid from the MR Escrow Account.

(d) In connection with the Member Representative’s review of the Preliminary Adjustment Statement, Parent shall (a) provide reasonable access, during normal business hours and upon reasonable notice, to relevant work papers, financial information, books, records, schedules, memoranda, and other documents prepared or reviewed by Parent or any of its accountants or other representatives that are relevant to the Preliminary Adjustment Statement, and to all personnel, including accounting personnel, as are reasonably necessary or desirable with respect to the review of the Preliminary Adjustment Statement, and Parent shall provide such access promptly after a request is made by the Member Representative and/or its representatives (provided that such access shall not include any access to documents to the extent prepared primarily in anticipation of, or for the purposes of evaluating, any potential dispute, litigation or arbitration concerning the Preliminary Closing Balance Sheet or the calculation of the Closing Adjustment Amounts), and (b) subject to the foregoing limitations, request that Parent’s independent accountant, if any, communicate with the Member Representative and its representatives with respect to such review.

(e) It is the intent of the parties to have any determination of Unresolved Items by the Neutral Accountant proceed in an expeditious manner; however, any deadline or time period contained herein may be extended or modified by agreement of the parties and the parties agree that the failure of the Neutral Accountant to strictly conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Neutral Accountant.

(f) If the Final Net Working Capital minus the Final Indebtedness Amount (each as determined pursuant to Section 3.05(b)), minus the Target, plus the Estimated Shortfall Amount is a (x) positive number (such excess, the “Total Adjustment Amount”), then the Aggregate Final Per Unit Merger Consideration and the Aggregate Final Per Option Merger Consideration to be paid by Parent shall be increased by the Final Per Unit Adjustment Payment or (y) a negative number (such deficit, the “Total Shortfall Amount”), then the Aggregate Final Per Unit Merger Consideration and the Aggregate Final Per Option Merger Consideration to be paid by Parent shall be decreased by the Final Per Unit Shortfall Amount. The amount of any reduction in the Aggregate Final Per Unit Merger Consideration or the Aggregate Final Per Option Merger Consideration to be made pursuant to this Section 3.05(f) shall be satisfied from the Escrow Fund in cash and Parent Common Stock pursuant to Section 3.02.

(g) The amount of any increase in the Aggregate Final Per Unit Merger Consideration and the Aggregate Final Per Option Merger Consideration to be made pursuant to Section 3.05(f) shall be paid to the Members and the holders of Company Options, pro rata based on the Fully Diluted Units held by such Members or attributable to the Company Options held by such holders of Company Options as of immediately prior to the Closing relative to Total Outstanding Company Units, as soon as reasonably practicable after the determination of the Final Adjustment Amounts and, in any event with respect to any such payment made to the Members, within five (5) Business Days thereafter; provided that any such payments made to the holders of Company Options shall be subject to Section 3.01(b)(ii)(G).

Section 3.06. Earn-Out.

(a) Earn-Out Payments. As additional merger consideration, at such times as provided in this Section 3.06, a total of up to $275,000,000 (the “Total Cash Earn-Out Consideration”), divided into two tranches, the first of which shall consist of $137,500,000 of the Total Cash Earn-Out Consideration (the “First Tranche”) and the second of which shall consist of $137,500,000 of the Total Cash Earn-Out Consideration (the “Second Tranche”) (each of the First Tranche and Second Tranche, an “Earn-Out Payment”), shall be payable to the Members, holders of Company Options and pursuant to Section 1(b) of the Nevada Settlement Agreements, subject to and in accordance with the terms and conditions of this Section 3.06.

(i) If the Earn-Out EBITDA for the fiscal year ended December 31, 2012 is equal to or greater than $550,000,000, then Parent shall pay to the Members and holders of Company Options the First Tranche in cash, which shall be allocated among the Members and holders of Company Options pro rata based on the Fully Diluted Units held by such Members or attributable to the Company Options held by such holders of Company Options as of immediately prior to the Closing relative to Total Outstanding Company Units; provided that any such payments made to the holders of Company Options shall be subject to Section 3.01(b)(ii)(G).

(ii) If the Earn-Out EBITDA for the fiscal year ended December 31, 2013 is equal to or greater than $600,000,000, then (x) Parent shall pay to the Members and holders of Company Options the Second Tranche (less the aggregate amount payable pursuant to clause (y) below) in cash, which shall be allocated among the Members and the holders of Company Options pro rata based on the Fully Diluted Units held by such Members or attributable to the Company Options held by such holders of Company Options as of immediately prior to the Closing relative to Total Outstanding Company Units; provided that any such payments made to the holders of Company Options shall be subject to Section 3.01(b)(ii)(G), and (y) Parent shall pay, or cause to be paid, any Nevada Second Tranche Payment that is due and payable pursuant to Section 1(b) of each of the Nevada Settlement Agreements.

(b) Procedures Applicable to Determination of the Earn-Out Payments.

(i) On or before the date that is ten (10) Business Days after Parent has filed its Annual Report on Form 10-K for each Calculation Period, Parent shall prepare and deliver to the Member Representative a written statement (in each case, an “Earn-Out Calculation Statement”) setting forth in reasonable detail its determination of Earn-Out EBITDA for the applicable Calculation Period and its calculation of the resulting Per Unit Earn-Out Payment (in each case, an “Earn-Out Calculation”).

(ii) The Member Representative shall have forty-five (45) days after receipt of the Earn-Out Calculation Statement for each Calculation Period (in each case, the “Earn-Out Review Period”) to review the Earn-Out Calculation Statement and the Earn-Out Calculation set forth therein. During the Earn-Out Review Period and solely for purposes reasonably related to the determinations of Earn-Out EBITDA and the resulting Per Unit Earn-Out Payment, the Member Representative and its accountants shall have reasonable access, during normal business hours and upon reasonable notice, to relevant work papers, financial information, books, records, schedules, memoranda, and other documents prepared or reviewed by Parent or any of its accountants or other representatives that are relevant to the Earn-Out Calculation Statement or the Earn-Out Calculation, and to all personnel, including accounting personnel, as are reasonably necessary or desirable with respect to the review of the Earn-Out Calculation Statement and the Earn-Out Calculation (provided that such access shall not include any access to documents to the extent prepared primarily in anticipation of, or for the purposes of evaluating, any potential dispute, litigation or arbitration concerning the Earn-Out Calculation Statement or the calculation of Earn-Out EBITDA). Prior to the expiration of the Earn-Out Review Period, the Member Representative may object to the Earn-Out Calculation set forth in the Earn-Out Calculation Statement for the applicable Calculation Period by delivering a written notice of objection (an “Earn-Out Calculation Objection Notice”) to Parent; provided that the only basis on which the Member Representative may dispute any matter in the Earn-Out Calculation is that Parent did not calculate the Earn-Out Calculation or Earn-Out EBITDA in a manner consistent with Exhibit B or in accordance with GAAP, applied on a basis consistent with the Audited Financial

Statements, or in accordance with the terms of this Agreement (including the applicable definitions and other terms hereof). Any Earn-Out Calculation Objection Notice shall specify the items in the applicable Earn-Out Calculation or calculation of Earn-Out EBITDA disputed by the Member Representative and shall describe in reasonable detail the basis for such objection, as well as the amount in dispute. If the Member Representative fails to deliver an Earn-Out Calculation Objection Notice to Parent prior to the expiration of the Earn-Out Review Period, then the Earn-Out Calculation set forth in the Earn-Out Calculation Statement shall be final and binding on Parent, the Company, and the Members. If the Member Representative timely delivers an Earn-Out Calculation Objection Notice, Parent and the Member Representative shall negotiate in good faith to resolve the disputed items and agree upon the resulting amount of Earn-Out EBITDA and the Per Unit Earn-Out Payment for the applicable Calculation Period. If Parent and the Member Representative are unable to reach agreement within fifteen (15) days after such an Earn-Out Calculation Objection Notice has been given, all unresolved disputed items shall be promptly referred to the Neutral Accountant. The Neutral Accountant shall be directed to render a written report on the unresolved disputed items with respect to the applicable Earn-Out Calculation and calculation of Earn-Out EBITDA as promptly as practicable, but in no event greater than thirty (30) days after such submission to the Neutral Accountant, and to resolve only those unresolved disputed items set forth in the Earn-Out Calculation Objection Notice. If unresolved disputed items are submitted to the Neutral Accountant, Parent and the Member Representative shall each furnish to the Neutral Accountant such work papers, schedules, and other documents and information relating to the unresolved disputed items as the Neutral Accountant may reasonably request. The Neutral Accountant shall resolve the disputed items based solely on the applicable definitions and other terms in this Agreement and the presentations by Parent and the Member Representative, and not by independent review. The resolution of the dispute and the calculation of Earn-Out EBITDA and the Per Unit Earn-Out Payment that is the subject of the applicable Earn-Out Calculation Objection Notice by the Neutral Accountant shall be final and binding on Parent, the Company and the Members. The fees and expenses of the Neutral Accountant shall be borne by the Members, with the Members’ share of any such fees and expenses being paid from the MR Escrow Account, and Parent in proportion to the amounts by which their respective calculations of Earn-Out EBITDA differ from Earn-Out EBITDA as finally determined by the Neutral Accountant.

(c) Independence of Earn-Out Payments. Parent’s obligation to pay each of the Per Unit Earn-Out Payments to the Members and holders of Company Options in accordance with Section 3.06(a) is an independent obligation of Parent and is not otherwise conditioned or contingent upon the satisfaction of any conditions precedent to any preceding or subsequent Per Unit Earn-Out Payment and the obligation to pay a Per Unit Earn-Out Payment to the Members and holders of Company Options shall not obligate Parent to pay any preceding or subsequent Per Unit Earn-Out Payment. For the avoidance of doubt and by way of example, if the conditions precedent to the payment of the Per Unit Earn-Out Payment for the first Calculation Period are not satisfied, but the conditions precedent to the payment of the Per Unit Earn-Out Payment for the second Calculation Period are satisfied, then Parent would be obligated to pay such Per Unit Earn-Out Payment for the second Calculation Period for which the corresponding conditions precedent have been satisfied, and not the Per Unit Earn-Out Payment for the first Calculation Period.

(d) Timing of Payment of Earn-Out Payments. Subject to Section 3.01(b)(ii)(G), any Per Unit Earn-Out Payment that Parent is required to pay pursuant to Section 3.06(a) hereof shall be paid in full no later than the later of (i) April 30 following the applicable Calculation Period and (ii) five (5) Business Days following the date upon which the determination of Earn-Out EBITDA for the applicable Calculation Period becomes final and binding upon the parties as provided in Section 3.06(b)(ii) (including any final resolution of any dispute raised by the Member Representative in an Earn-Out Calculation Objection Notice). Parent shall pay to the Members and holders of Company Options the applicable Per Unit Earn-Out Payment.

(e) Acceleration upon Parent’s Election. At any time after the Closing Date, Parent may, in its sole discretion, elect to make either or both of the following payments to the Members and the holders of Company Options: (i) a payment equal in amount to the First Tranche, discounted from April 30, 2013 back to the date of actual payment at a rate of 5% per annum, and (ii) a payment equal in amount to the Second Tranche, discounted from April 30, 2014 back to the date of actual payment at a rate of 5% per annum, it being understood that from the discounted Second Tranche amount, Parent shall pay, or cause to be paid, any Nevada Second Tranche Payment that is due and payable pursuant to Section 1(b) of each of the Nevada Settlement Agreements. Any such payment shall be made in cash, allocated among the Members and holders of Company Options pro rata based on the Fully Diluted Units held by such Members or attributable to the Company Options held by such holders of Company Options as of immediately prior to the Closing relative to Total Outstanding Company Units; provided that any such payments made to the holders of Company Options shall be subject to Section 3.01(b)(ii)(G) and that any payment made pursuant to Section 1(b) of the Nevada Settlement Agreements shall be paid in accordance with such provision. Payment in full of the amount set forth in clause (i) above shall fully release and discharge Parent, its successors, and assigns from any further liability or obligation pursuant to this Section 3.06 in respect of the First Tranche. Payment in full of the amount set forth in clause (ii) above shall fully release and discharge Parent, its successors, and assigns from any further liability or obligation pursuant to this Section 3.06 in respect of the Second Tranche.

(f) Post-Closing Operation of the Company. Subject to the terms of this Agreement and the other Transaction Documents, subsequent to the Closing and through December 31, 2013, the chief executive officer and management of the Company shall operate the business of the Business Entities and Related Entities on an autonomous basis in a manner substantially consistent with their current operations. The chief executive officers of the Company and Parent shall collaborate on major decisions, consistent with appropriate corporate governance, including Parent’s corporate policy on acquisitions. Parent’s chief executive officer and the Parent Board shall retain ultimate decision-making authority as it relates to the business. Notwithstanding the above, to the extent Parent recommends taking or opposing any action or decision with respect to the business that would reasonably be expected to adversely impact any Earn-Out Payment and the Company’s chief executive officer is opposed to such Parent recommendation or decision, the Company’s chief executive officer has the right to request that the Parent Board decide the issue, in which case the matter shall be determined by the Parent

Board (and no such taking or opposing such action or decision shall be acted upon until such time as the Parent Board approves such taking or opposing such action or decision after considering in good faith the objections of the Company’s chief executive officer). In every event, Parent and the Company acknowledge that all decisions shall be made in compliance with applicable Law and in the best interests of the combined company consistent with the fiduciary duties of the officers and directors of the combined company. Further, in no event may Parent take any action, or fail to take any action, in bad faith with the intent of reducing or avoiding any of the Earn-Out Payments hereunder. Similarly, in no event may the management of the Company take any action not in the best interests of the combined company with the intent to ensure any of the Earn-Out Payments hereunder.

(g) No Security. The parties hereto understand and agree that (i) the contingent rights to receive any Per Unit Earn-Out Payment shall not be represented by any form of certificate or other instrument, are not transferable, except pursuant to a reorganization, liquidation, or other similar transfer of the assets of the relevant party to its equityholders or a successor entity or by operation of Laws relating to descent and distribution, divorce, and community property, and do not constitute an equity or ownership interest in Parent or the Company, (ii) neither Members nor holders of Company Options shall have any rights as a securityholder of Parent or the Company as a result of such contingent right of such Members or holders of Company Options to receive any Per Unit Earn-Out Payment hereunder, and (iii) no interest is payable with respect to any Per Unit Earn-Out Payment.

Section 3.07. Member Representative Escrow. A portion of the Closing Merger Consideration equal to the MR Escrow Amount shall constitute escrowed merger consideration (the “MR Escrowed Merger Consideration”). The MR Escrowed Merger Consideration shall be withheld from the Closing Merger Consideration otherwise deliverable to the Members and holders of Company Options on the Closing Date to fund, if necessary, (i) the amounts described in Section 3.05(c), Section 3.06(b)(ii), Section 3.08, Section 6.15(f), Section 8.08, and this Section 3.07 as being paid from the MR Escrow Account, (ii) the expenses incurred by the Member Representative acting in such capacity, and (iii) any other expense described in this Agreement as being paid from the MR Escrow Account. The MR Escrowed Merger Consideration shall consist entirely of cash. On the Closing Date, the MR Escrowed Merger Consideration shall be deposited by Parent with the Escrow Agent in an escrow account (the “MR Escrow Account”) established in accordance with an escrow agreement to be entered into between the Member Representative and the Escrow Agent, consistent with the terms set forth in this Agreement and other customary terms and conditions for similar agreements (the “MR Escrow Agreement”). The MR Escrow Agreement shall provide that the Members and the holders of Company Options are, for federal income tax purposes, the owners of the MR Escrowed Merger Consideration and are taxable on any earnings thereon, which tax shall be payable from the funds in the MR Escrow Account. If any payment is required to be made to or by the Member Representative acting in such capacity, the Member Representative shall provide written instructions to the Escrow Agent, pursuant to the terms of the MR Escrow Agreement, to deliver to the Member Representative or the third-party payee directed by the Member Representative, as the case may be, an amount of cash equal to such required payment. The MR Escrow Agreement shall provide that on the First Escrow Distribution Date (and on every anniversary of such date thereafter), the Member Representative and Robert Margolis, M.D. (or his designated successor) shall mutually determine in good faith what, if any, amount of remaining funds in the MR Escrow Account should be distributed to the Members and the holders of Company Options; provided that all of the remaining funds in the MR Escrow Account (less any amounts required to pay outstanding and anticipated expenses) shall be distributed to the Members and the holders of Company Options no later than the fifth (5th) Business Day following the distribution of all remaining funds in the Escrow Account, the Healthcare Indemnity Account, and the Tax Indemnity Account to the Members and the holders of Company Options. To effectuate any distribution to the Members and the holders of the Company Options of funds from the MR Escrow Account, the Member Representative shall provide written instructions to the Escrow Agent to deliver to the Members and to the holders of the Company Options as of the Closing the aggregate amount of such distribution to the Members and the holders of Company Options pro rata based on the Fully Diluted Units held by such Members or attributable to the Company Options held by such holders of Company Options as of immediately prior to the Closing relative to Total Outstanding Company Units. The parties hereto understand and agree that the contingent rights to receive any funds from the MR Escrow Account are not transferable, except pursuant to a reorganization, liquidation, or other similar transfer of the assets of the relevant party to its equityholders or a successor entity or by operation of Laws relating to descent and distribution, divorce, and community property, and, in the event of any such transfer, the Member Representative shall be notified as promptly as reasonably practicable. The Member Representative shall provide the Majority Member with a written statement setting forth all distributions and payments made from the MR Escrow Account (including reasonable detail as to the purpose and amount of each such distribution or payment and the recipient thereof) for each month in which the MR Escrow Account is active, no later than twenty (20) Business Days following the end of such month. The Member Representative shall provide all Members with a written report for each year in which the MR Escrow Account is active, no later than ninety (90) days following the end of such year, setting forth (i) the amount of distributions and payments made from the MR Escrow Account during such year by category (specifically identifying payments made to the Member Representative or the Member Representative’s affiliated or related entities), (ii) the total amount of distributions and payments made from the MR Escrow Account during such year, (iii) the total earnings received on the funds in the MR Escrow Account during such year, and (iv) the funds remaining in the MR Escrow as of such year’s end, and attaching a copy of any annual statement received by the Member Representative from the Escrow Agent with respect to the MR Escrow Account. Upon the request of a Member or holder of Company Options, the Member Representative shall, or shall request the Escrow Agent to, provide such Member or holder of Company Options with such information regarding the MR Escrow Account, and any transaction activity relating thereto, as such Member or holder of Company Options may reasonably request and at such Member’s or holder of Company Options’ sole cost and expense.

Section 3.08. Nevada Escrow. A portion of the Closing Merger Consideration equal to the Nevada Escrow Amount shall constitute escrowed merger consideration (the “Nevada Escrowed Merger Consideration”). The Nevada Escrowed Merger Consideration shall be withheld from the Closing Merger Consideration otherwise deliverable to the Members and holders of Company Options on the Closing Date to fund, if applicable, certain transaction settlement payments that may become due and payable pursuant to Section 1(c) of each of the Nevada Settlement Agreements. The Nevada

Escrowed Merger Consideration shall consist entirely of cash. On the Closing Date, the Nevada Escrowed Merger Consideration shall be deposited by Parent with the Escrow Agent in an escrow account (the “Nevada Escrow Account”) established in accordance with an escrow agreement to be entered into among the Company, the Member Representative, and the Escrow Agent, consistent with the terms set forth in this Agreement and other customary terms and conditions for similar agreements (the “Nevada Escrow Agreement”). The Nevada Escrow Agreement shall provide that Parent is, for federal income tax purposes, the owner of the Nevada Escrowed Merger Consideration and is taxable on any earnings thereon. All fees, costs, and expenses (other than Taxes on any earnings) attributable to the establishment and maintenance of the Nevada Escrow Account shall be payable from the funds in the MR Escrow Account. If any transaction settlement payment becomes due and payable pursuant to Section 1(c) of either Nevada Settlement Agreement, the Company and the Member Representative shall promptly provide written instructions to the Escrow Agent, pursuant to the terms of the Nevada Escrow Agreement, to deliver to Company out of the funds in the Nevada Escrow Account an amount of cash equal to such required payment for the sole purpose of making such required payment pursuant to Section 1(c) of the applicable Nevada Settlement Agreement. If, pursuant to Section 1(c) of either Nevada Settlement Agreement, any transaction settlement payment will not be made because a condition precedent is not met (after giving effect to the shortfall provision contained therein), then the Company and the Member Representative shall promptly provide written instructions to the Escrow Agent, pursuant to the terms of the Nevada Escrow Agreement, to deliver the amount of such unpaid transaction settlement payment to the Members and to the Company for proper payment to the holders of the Company Options as of the Closing pro rata based on the Fully Diluted Units held by such Members or attributable to the Company Options held by such holders of Company Options as of immediately prior to the Closing relative to Total Outstanding Company Units, it being understood that any such payments made to the holders of Company Options shall be subject to Section 3.01(b)(ii)(G). The parties hereto understand and agree that the contingent rights to receive any funds from the Nevada Escrow Account are not transferable, except pursuant to a reorganization, liquidation, or other similar transfer of the assets of the relevant party to its equityholders or a successor entity or by operation of Laws relating to descent and distribution, divorce, and community property.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Each representation and warranty contained in this ARTICLE IV is qualified by disclosures made in the Company Disclosure Schedule. Except with respect to matters set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent as follows:

Section 4.01. Organization, Authority and Qualification of the Company. The Company is a limited liability company duly organized and validly existing under the Laws of the State of California and has all necessary power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder, and to consummate the Transactions. The Company is duly licensed or qualified to do business and is in good standing (to the extent that such concepts are recognized under applicable Law) in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not (a) adversely affect the ability of the Company to carry out its obligations under this Agreement or the other Transaction Documents to which it is a party or to consummate the Transactions and (b) have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The execution and delivery by the Company of this Agreement and the other Transaction Documents to which it is a party, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the Transactions have been duly authorized by all requisite action on the part of the Company, and no other proceedings on the part of the Company are necessary to authorize this Agreement or the other Transaction Documents to which it is a party or to consummate the Transactions (other than obtaining the Member Approval and the filing and recordation of appropriate merger documents as required by the CLLCA). This Agreement and the other Transaction Documents to which the Company is a party have been or will be duly executed and delivered by the Company, and (assuming due authorization, execution, and delivery by Parent and Merger Sub and any other party thereto, other than the Related Parties) this Agreement and the other Transaction Documents to which the Company is a party constitute a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium, or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

Section 4.02. Organization, Authority, and Qualification of the Business Entities and Related Entities. Each of the Business Entities and Related Entities is a legal entity duly organized and validly existing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate or entity power and authority to own, operate, or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. Each of the Business Entities and Related Entities is duly licensed or qualified to do business and is in good standing (to the extent that such concepts are recognized under applicable Law) in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary or desirable, except to the extent that the failure to be so licensed, qualified, or in good standing would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.03. Capitalization; Ownership of Equity Interests.

(a) Section 4.03(a) of the Company Disclosure Schedule sets forth the name of each Business Entity and Related Entity, the jurisdiction of its organization, its outstanding equity interests, shares of capital stock, or other ownership interests and the current record and beneficial ownership of such interests, shares, or other ownership interests.

(b) As of the date of this Agreement, (i) 100,131,969.2 Company Common Units and 1,000 Class A Units (the “Company Preferred Units”) were issued and outstanding, and (ii) 15,952,760 Company Common Units were reserved for issuance under the Company

Plan, of which 5,389,500 Company Common Units were subject to outstanding and unexercised Company Options entitling the holder thereof to purchase a Company Common Unit. Section 4.03(b) of the Company Disclosure Schedule sets forth an accurate and complete list of (x) all holders of Company Common Units and Company Preferred Units, indicating the number of Company Common Units and Company Preferred Units held by each, and (y) all outstanding Company Options, indicating (i) the holder thereof, (ii) the number and class or series of Company Common Units subject to each Company Option, and (iii) the exercise price, date of grant, vesting schedule, terms for vesting acceleration, and expiration date for each Company Option. Other than the Company Options, no award to acquire Company Common Units is outstanding under the Company Plan or otherwise. All outstanding equity interests, shares of capital stock, or other ownership interests of the Subsidiaries (the “Subsidiary Shares”) are owned, directly or indirectly, by the Company free and clear of all Encumbrances, other than restrictions under applicable securities Laws. All outstanding equity interests, shares of capital stock, or other ownership interests of the Related Entities (the “Related Entity Shares”) are owned, directly or indirectly, by HCPAMG free and clear of all Encumbrances, other than restrictions under applicable securities Laws. The Company has no obligation to repurchase any Company Common Units. No Member has withdrawn from the Company in whole or in part or exercised any right to withdraw its interest in the Company’s assets, and the Company has not received notice that any Member intends to exercise such rights. There are no declared or accrued but unpaid distributions with respect to any Company Common Units. Except as set forth in the first sentence of this Section 4.03(b), the Company has no other membership interests or securities authorized, issued, or outstanding. All Company Options have been documented with the Company’s standard form(s) of option agreement under the Company Plan without material deviation or amendment, modification, or supplement. Complete and correct copies of the Company Plan and the standard form(s) of option agreement under the Company Plans have been made available to Parent.

(c) There are no options, warrants, convertible securities, or other rights, agreements, arrangements, or commitments relating to the Company Common Units, the Subsidiary Shares, or the Related Entity Shares or obligating any Business Entity or Related Entity to issue or sell any equity interests in, shares of capital stock of, or any other interest in, any Business Entity or Related Entity to any third person. There are no outstanding contractual obligations of the Company, any other Business Entity, or any Related Entity to repurchase, redeem, or otherwise acquire any equity interests, shares of capital stock, or other ownership interests of any Business Entity or Related Entity. All of the Company Common Units, the Subsidiary Shares, and the Related Entity Shares have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive rights.

(d) Other than the Business Entities and Related Entities, there are no other corporations, partnerships, joint ventures, associations, or other entities in which the Company or any other Business Entity or Related Entity owns, of record or beneficially, any direct or indirect equity or other interest or any right to acquire the same.

(e) The Company has furnished or made available to Parent true and complete copies of the Governing Documents of the Company and each Business Entity and Related Entity, as amended through the date of this Agreement. The Governing Documents of the Company and each Business Entity and Related Entity are in full force and effect and have not been amended or otherwise modified. Neither the Company, nor any Business Entity, nor any Related Entity is in material violation of any material provision of its respective Governing Documents.

Section 4.04. No Conflict. Assuming the Member Approval is obtained for the Merger and that all Consents and other actions described in Section 4.07 have been obtained or made and any applicable waiting period under the HSR Act has expired or been terminated and, except as may result from any facts or circumstances relating solely to Parent or its Affiliates, the execution, delivery, and performance by the Company of this Agreement and the other Transaction Documents to which it is a party (including the consummation by the Company of the Transactions) does not and will not (a) violate, conflict with, or result in the breach of any provision of the Governing Documents of any of the Business Entities or the Related Entities, (b) conflict with or violate in any material respect any material Law applicable to the Business Entities or Related Entities, or (c) conflict in any material respect with, result in any material breach of, constitute a material default (or an event which, with the giving of notice or lapse of time, or both, would become a material default) under, require any Consent under, or give to others any right to exercise any remedy under, or rights of termination, acceleration, cancellation, or modification of, any Material Contract.

Section 4.05. Company Board Approval. The Company Board, by resolutions duly and unanimously adopted (and not thereafter modified or rescinded) at a meeting duly called and held, has (i) determined that the Merger and the Transactions, are advisable, fair to, and in the best interests of the members of the Company, (ii) approved this Agreement and the Transactions and declared it advisable that the Company enter into this Agreement and consummate the Transactions upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend that the Company’s members approve the principal terms of the Merger and this Agreement. No other corporate proceedings on the part of the Company are necessary to authorize the Merger other than as described in Section 4.06.

Section 4.06. Vote Required. The affirmative vote of Members holding a majority of the Company Common Units is the only vote of the holders of any class or series of equity interests of the Company necessary to approve, authorize, and adopt this Agreement and the Transactions (the “Member Approval”).

Section 4.07. Governmental Consents and Approvals. The execution, delivery, and performance by the Company of this Agreement and the other Transaction Documents to which it is a party (including the consummation by the Company of the Transactions) does not and will not require any Consent of or to or action by any Governmental Authority, except for (i) applicable requirements, if any, of the Exchange Act, including the filing with the U.S. Securities and Exchange Commission (the “SEC”) of the Registration Statement, (ii) any filings required under state securities Laws, (iii) the filing and recordation of appropriate merger documents as required by the CLLCA and appropriate documents with the relevant authorities of other states in which the Company or any Subsidiary is qualified to do business, (iv) any filings required by the NYSE, (v) the premerger notification and waiting period requirements of the HSR Act, (vi) applicable requirements, if any, of Health Care Laws set forth on Section 4.07 of the Company Disclosure Schedule, (vii) applicable requirements, if any, of any Program in which the Company or any Subsidiary participates, (viii) where the failure to obtain such Consent or action would not prevent or materially delay the consummation by the Company of the Transactions, and (ix) as are necessary as a result of any facts or circumstances relating solely to Parent or any of its Affiliates.

Section 4.08. Financial Information.

(a) True and complete copies of (i) the audited consolidated balance sheet of the Business Entities and Related Consolidated Entities for each of the fiscal years ended as of December 31, 2011, December 31, 2010 and December 31, 2009 and the related audited consolidated statements of income and cash flows of the Business Entities and Related Consolidated Entities for each of such fiscal years (collectively, the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Business Entities and Related Consolidated Entities as of March 31, 2012 and the related unaudited consolidated statements of income and cash flows of the Business Entities and Related Consolidated Entities for the quarter ended on such date (the “Unaudited Financial Statements”) have been made available by the Company to Parent.

(b) The Audited Financial Statements and the Unaudited Financial Statements (i) were derived from the books and records of the Business Entities and Related Consolidated Entities, (ii) present fairly, in all material respects, the consolidated financial position of the Business Entities and Related Consolidated Entities as of the dates thereof and the results of operations and cash flows of the Business Entities and Related Consolidated Entities for the periods covered thereby, and (iii) except as disclosed in the notes thereto, were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated using the same accounting principles, policies, practices, conventions, and methods unless otherwise required by GAAP (subject, in the case of the Unaudited Financial Statements, to normal and recurring year-end adjustments that are not material in amount or nature and the absence of notes).

Section 4.09. Accounting Records; Internal Controls. The books and records of the Business Entities have been maintained in all material respects in accordance with sound business practices, including the maintenance of an adequate system of internal controls, and fairly reflect, in all material respects, (i) the financial position of the Business Entities and Related Consolidated Entities and (ii) all transactions of the Business Entities. The Business Entities and Related Consolidated Entities have disclosed, based on their most recent evaluations of internal controls over financial reporting, to their respective independent auditors and audit committees, if and to the extent such committees exist, and to the Company, all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Business Entities’ and Related Consolidated Entities’ ability to record, process, summarize, and report financial information and any fraud, whether or not material, that involves management or other employees who have a significant role in the Business Entities’ and Related Consolidated Entities’ internal control over financial reporting.

Section 4.10. Absence of Undisclosed Liabilities. There are no Liabilities of the Business Entities or Related Consolidated Entities that would be required to be reflected on or reserved against or disclosed in the notes to a consolidated balance sheet of the Business Entities and Related Consolidated Entities prepared in accordance with GAAP, other than Liabilities (a) reflected or properly reserved against in the Audited Financial Statements or (b) incurred since December 31, 2011 in the ordinary course of business of the Business Entities or the Related Consolidated Entities consistent with past practice.

Section 4.11. Information Provided.

(a) The information supplied by or on behalf of the Company (i) for inclusion or incorporation in the registration statement on Form S-4 (or any other applicable form of registration statement) or any amendment or supplement thereto pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (the “Registration Statement”), or (ii) for inclusion or incorporation in the registration statement on Form S-3 (or any other applicable form of registration statement) in connection with the Financing (the “Financing Registration Statement”) or any amendment or supplement thereto, shall not at the time such registration statement becomes or is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The information supplied by or on behalf of the Company for inclusion in the prospectus (the “Prospectus”) forming part of the Registration Statement, or any amendment or supplement thereto, to be sent to the Members in connection with the Merger and the other Transactions shall not, on the date the Prospectus is first mailed to the Members and at the time of the Member Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(c) The information supplied by or on behalf of the Company for inclusion in the prospectus forming part of the Financing Registration Statement, or any amendment or supplement thereto, or any offering memorandum or bank information memorandum in connection with the Financing shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

Section 4.12. Conduct in the Ordinary Course. Except as otherwise contemplated, required, or permitted by this Agreement, since December 31, 2011, (a) the business of the Business Entities and the Related Entities has been conducted in the ordinary course and consistent with past practice, (b) prior to the date of this Agreement, none of the Business Entities has taken any action that, if taken after the date hereof, would constitute a violation of Section 6.01(b), and (c) there has not occurred, nor has any event or circumstance occurred that would have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.13. Litigation; Governmental Orders.

(a) There is no Action by or against any Business Entity or by or against any Related Entity pending, or, to the Company’s Knowledge, threatened that would (i) materially and adversely affect the legality, validity, or enforceability of this Agreement or the other Transaction Documents to which it is a party or the consummation of the Transactions, (ii) result, or would reasonably be expected to result, in any Liability which would be material to the Business Entities or Related Entities, taken as a whole, or (iii) which requires, or would reasonably be expected to require, a payment in excess of $250,000.

(b) There is no Governmental Order outstanding against or, to the Company’s Knowledge, investigation by any Governmental Authority involving any of the Related Entities, any of the Business Entities, or any of their assets that, individually or in the aggregate, has had or would result, or would reasonably be expected to result, in any Liability that would be material to the Business Entities and Related Entities, taken as a whole.

Section 4.14. Compliance with Laws. Except with respect to Healthcare Regulatory Compliance (which is covered exclusively by Section 4.15), Environmental Laws (which are covered exclusively by Section 4.16), Employee Benefit Matters (which are covered exclusively by Section 4.19), Labor Matters (which are covered exclusively by Section 4.20) and Taxes (which are covered exclusively by Section 4.21), (i) the Business Entities and the Related Entities have each conducted and continue to conduct their business in accordance with all Laws (including unclaimed property laws and the Foreign Corrupt Practices Act of 1977) applicable to them and are not in material default or material violation of any such Law; and (ii) none of the Related Entities or any Business Entity has received any written communication during the past two (2) years from a Governmental Authority that alleges that any Related Entity or any Business Entity is not in material compliance with any applicable Law.

Section 4.15. Healthcare Regulatory Compliance.

(a) The Business Entities and the Related Entities are in compliance with, and have not violated in any material respect since January 1, 2006, any Health Care Laws which regulate their operations, activities, or services and/or any Governmental Orders pursuant to any Health Care Laws applicable to the Business Entities, the Related Entities, or any assets owned by any of them.

(b) (i) No Business Entity or Related Entity has since January 1, 2006 (A) received or been subject to any written notice, citation, suspension, revocation, administrative proceeding, or, to the Knowledge of the Company, investigation by a Governmental Authority that alleges or asserts that any Business Entity or Related Entity has violated any Health Care Laws or which requires or seeks any adjustment, modification, or alteration in any Business Entity’s or Related Entity’s operations, activities, services, or financial condition that has not been resolved, or (B) been subject to a corporate integrity agreement, deferred prosecution agreement, consent decree, settlement agreement with, relating to or required by the Office of

Inspector General of the United States Department of Health and Human Services or similar agreement or consent order of or with any other Governmental Authority mandating or prohibiting future or past activities and (ii) no Business Entity or any Related Entity has settled, or agreed to settle, any actions brought by any Governmental Authority for an alleged violation of any Health Care Laws. As of the date hereof, there are no restrictions imposed by any Governmental Authority upon the business, activities, or services of any Business Entity or Related Entity that would prevent such Business Entity or Related Entity from operating as it currently operates or intends to operate.

(c) The Business Entities and Related Entities have all licenses, permits, registrations, franchises, grants, authorizations (including authorizations to participate in any Program as a provider or supplier), consents, approvals, orders and certificates from Governmental Authorities (including Governmental Authorities regulating occupational health and safety) necessary to lawfully conduct their business (collectively, the “Permits”), and each of the Permits is valid, without restrictions, and in full force and effect. There are no actions pending or, to the Knowledge of the Company, threatened in writing, that seek the revocation, cancellation, or adverse modification of any Permit. Since January 1, 2006, no Business Entity or any Related Entity has received or been subject to any written notice, claim, or assertion alleging any violations of Permits nor, to the Knowledge of the Company, has any such notice, claim, or assertion been threatened. All applications required to have been filed for the renewal of any Permits have been duly filed on a timely basis with the appropriate Governmental Authorities. No Permits of the Business Entities or the Related Entities will be adversely affected by the Transactions and such Permits will continue to be in full force and effect immediately following the Effective Time.

(d) During the three (3) years prior to the date of this Agreement, each Regulated Entity has timely filed all reports, statements, documents, registrations, filings, and submissions required to be filed by it under applicable Laws (including Health Care Laws), except where the failure to do so would not reasonably be expected to be material to the Business taken as a whole. Each of such filings were complete, correct and in compliance with applicable Law and no deficiencies or Liabilities have been asserted by any Governmental Authority with respect thereto, except as would not reasonably be expected to be material to the Business taken as a whole.

(e) (i) No material claims for recoupment of moneys paid to any Business Entity or Related Entity have been asserted or are outstanding from Payors; (ii) the billing practices of all Business Entities and Related Entities are in compliance with all applicable Health Care Laws; (iii) no billing audits or audits by recovery audit contractors have occurred within three (3) years prior to the date hereof nor are any such audits currently ongoing, noticed to any Business Entity or Related Entity or, to the Knowledge of the Company, threatened; (iv) the Business Entities and Related Entities are in compliance with their respective patient grievance programs; and (v) no “balance” billing has been done by any Business Entity or Related Entity unless permitted contractually and by Law, i.e., no billing of patients for balances due in excess of payments by Payors where such billing is prohibited by the terms of Payor contracts of any Business Entity or Related Entity or applicable Health Care Law.

(f) To the Knowledge of the Company, no current employees of the Business Entities or Related Entities, nor any Providers with which the Related Entities do business, have been convicted, under federal or state Law, of a criminal offense related to (i) the neglect or abuse of a patient in connection with the delivery of a healthcare item or service; or (ii) a health care item or service under the Programs.

(g) Other than regularly scheduled audits and reviews (excluding therefrom peer reviews), no HCC-RAF or pay for performance program validation review or program integrity review, or other audits or reviews not in the ordinary course of business, related to any Related Entity or its business, or, to the Knowledge of the Company, any Provider contracted with any Related Entity has been conducted by any entity, Governmental Authority, commission, board or agency in connection with the Programs or Payors, and no Related Entity has received notice that any such reviews are scheduled, pending or threatened against or affecting any Related Entity or its business, or, to the Knowledge of the Company, any Provider contracted with any Related Entity.

(h) Each Provider and each other employee of any Related Entity who is required by applicable Law to hold a Permit or other qualification to deliver health care services to patients (including the performance of diagnostic services such as x-ray or lab services) holds such Permits or other qualifications necessary to deliver such health care services to patients and is performing such health care services in accordance with such Permits or other qualifications held by such Person.

(i) Each of the Related Regulated Entities has at all times complied with those certain requirements pertaining to risk-bearing organizations, including requirements set forth in California Health & Safety Code § 1375.4 and those promulgated by the California Department of Managed Health Care (the “RBO Requirements”). None of the Related Entities has received any written notice of any violation of any applicable Law relating to the RBO Requirements. None of the Related Entities is subject to any requirement to maintain tangible net equity or working capital levels, or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for such requirements or restrictions under the RBO Requirements or other Laws of general application. None of the Related Entities is subject to any written corrective action plan or other order issued in writing by any Governmental Authority, including the California Department of Managed Health Care.

(j) The Related Entities, as applicable, and to the Knowledge of the Company each of the Providers employed by or contracting with a Related Entity, meet all requirements of participation and payment of the applicable Programs and other third party payment programs and are a party to valid participation agreements for payment by such payment programs. There is no civil, criminal, administrative, or other action, suit, demand, claim, hearing, notice of violation, proceeding, notice or demand pending, received or, to the Knowledge of the Company, threatened against any Related Entity or, to the Knowledge of the Company, any employed or contracted Provider, that could result in any Related Entity’s or Provider’s exclusion or debarment from participation in any of the Programs or other third party payment programs. To the Knowledge of the Company, there is no pending civil or criminal investigation of any employed or contracted Providers, or, to the Knowledge of the Company, any investigation relating in any way to any violation of any Health Care Laws by employed or contracted

Providers. To the Knowledge of Company, (A) none of the Related Entities is currently suspended, excluded or debarred from contracting with the federal or any state government, (B) none of the Related Entities has received written notice from any of the Programs relating to any investigations or Action that would result in any Related Entity or any Person employed by or contracting with any Related Entity being excluded or debarred from any such Programs, and (C) none of the current employees of, or independent contractors providing services to, any Related Entity: (i) has been excluded, debarred or otherwise suspended from participating in a Program, or (ii) has engaged in any activity that would reasonably be expected to subject any Related Entity to civil money penalties under applicable Health Care Laws, mandatory exclusion, or permissive exclusion from a Program.

(k) To the Knowledge of the Company, no Persons who have been convicted of a felony or a criminal offense related to health care, who are excluded, debarred or otherwise ineligible to participate in a Program, who have had a civil monetary penalty assessed against them under §1128A of the Social Security Act, or who have engaged in any activity that would reasonably be expected to result in civil penalties or mandatory or permissive exclusion from a Program have been since January 1, 2007 or are employed by or contracted with the Related Entities or any contractor with which the Related Entities do business, or provide services on behalf of the Related Entities.

(l) The Business Entities and Related Entities have compliance programs reasonably designed to cause the Business Entities and Related Entities and their respective agents and employees to be in compliance with all applicable Health Care Laws. The downstream Providers of the Related Entities are subject to contractual obligations and provider manual provisions requiring such downstream Providers to be in compliance with all applicable Health Care Laws.

(m) To the Knowledge of the Company, no managers, directors, partners, members, equity owners or officers of any Business Entity or Related Entity nor any of their respective agents or employees has directly or indirectly made or offered to make, or solicited or received, any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or inducement to any Person or entered into any financial arrangement, regardless of form, including any fee-splitting arrangement with, any actual or potential patient, Provider, supplier, governmental employee, Medicare or Medicaid beneficiaries or other actual or potential insureds, or other Person in a position to assist or hinder the Business Entities and/or Related Entities in connection with any actual or proposed transaction or to any political party, political party official or candidate for federal, state or local public office: (i) in violation of the federal Anti-Kickback Statute, 42 U.S.C. §1320a-7b, the federal Physician Self-Referral (Stark) Law, 42 U.S.C. §1395nn, the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), or any analogous state or federal Laws; or (ii) to obtain or maintain favorable treatment in securing business in violation of any applicable Health Care Law.

(n) The Business Entities and Related Entities have established and implemented operating procedures and systems reasonably designed to cause their respective employees and agents to comply with the applicable provisions of the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191) and the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), any implementing regulations, and any state privacy or medical information laws applicable to the business of the Business Entities and Related Entities (collectively, the “Privacy Laws”). The Business Entities and Related Entities have at all times been and are now in compliance with the Privacy Laws and with all contractual requirements, including any “business associate agreements,” that regulate or limit the maintenance, use, disclosure, or transmission of medical records, patient information, or other personal information made available to or collected by the Business Entities or Related Entities in connection with the operation of their business.

(i) Copies of the compliance policies and/or procedures of the Related Entities relating to Privacy Laws have been made available to Parent. All of the Related Entities’ workforce (as such term is defined in 45 C.F.R. §160.103) have received, or will receive in the ordinary course of business, training with respect to compliance with Privacy Laws.

(ii) The Related Entities have entered into business associate agreements with all third parties acting as a business associate as defined in 45 C.F.R. §160.103.

(iii) To the Knowledge of the Company, none of the Related Entities is under investigation by any Governmental Authority for a violation of any Privacy Laws, including the receipt of any notices from the United States Department of Health and Human Services Office of Civil Rights or Department of Justice relating to any such violations.

(iv) Copies of any written complaints delivered to any of the Related Entities during the prior twenty-four (24) months alleging a violation of any Privacy Laws have been made available to Parent.

(v) To the Knowledge of the Company, during the prior four (4) years, no Related Entity has suffered any unauthorized acquisition, access, use or disclosure of any individually identifiable health information that, individually or in the aggregate, compromises the security or privacy of such information, and no Related Entity is currently investigating any potentially unauthorized acquisition, access, use or disclosure of any individually identifiable health information.

(vi) During the prior four (4) years, no Related Entity has notified, either voluntarily or as required by Law, any affected individual, or any Governmental Authority of any breach of individually identifiable health information or other personal identifiable information, and no Related Entity is currently investigating any potential breach.

(o) Each Business Entity and Related Entity has entered into trading partner agreements and utilized the HIPAA standard formats for the electronic exchange of health information in compliance with, and as required by, the Privacy Laws and any other Laws. The Business Entities and Related Entities have a breach notification policy that complies with applicable Health Care Laws and Privacy Laws and no Business Entity or any Related Entity has experienced a breach of Protected Health Information or other personal information held by any

Business Entity or Related Entity. For purposes of this Section 4.15(o), “breach” means the acquisition, access, use or disclosure of personal information, including Protected Health Information, as defined at 45 C.F.R. § 160.103, in violation of the Privacy Laws which compromises the security or privacy of such information.

(p) The representations and warranties contained in this Section 4.15 and the last sentence of Section 4.29 are the only representations and warranties being made by the Company with respect to the subject matter hereof, and no other representation or warranty of the Company contained in this Agreement shall apply to any such matters.

Section 4.16. Environmental Matters.

(a) Except as have not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Business Entities is, and since January 1, 2008 has been, in compliance with all applicable Environmental Laws and has obtained and is in compliance with all Environmental Permits; (ii) there are no written claims, notices, letters, demands, or requests pursuant to any Environmental Law pending or, to the Company’s Knowledge, threatened against any Business Entity or any Related Entity; and (iii) there has been no disposal, release, or threatened release of Hazardous Materials on, under, in, from, or about the Owned Real Property or by the Business Entities on, under, in, from, or about the Leased Real Property that would reasonably be expected to subject any of the Business Entities to any legal obligation to conduct any Remedial Action under any Environmental Law.

(b) The representations and warranties contained in this Section 4.16 are the only representations and warranties being made by the Company with respect to the subject matter hereof, and no other representation or warranty of the Company contained in this Agreement shall apply to any such matters.

Section 4.17. Intellectual Property.

(a) Section 4.17(a) of the Company Disclosure Schedule sets forth a list, accurate and complete as of May 1, 2012, of all Owned Intellectual Property that is Registered (“Registered Owned Intellectual Property”), or the subject of a pending application for registration, specifying as to each such item, as applicable: (i) the nature of such Intellectual Property or Intellectual Property Rights, (ii) the jurisdictions by or in which such Registered Owned Intellectual Property has been issued or registered or in which an application for such issuance or registration has been filed (or for Internet domain names, the applicable registrar), (iii) the respective registration or application numbers, (iv) the date of issuance, registration, or filing, and (v) the name of the current owner of record.

(b) Section 4.17(b) of the Company Disclosure Schedule contains a complete and correct list of all material Company IP Agreements, all material Systems, and all material equipment or parts purchase agreements that include licenses to use such parts or equipment.

(c) Except as is not and would not reasonably be expected to be material to the Business Entities or the Related Entities:

(i) with respect to all Owned Intellectual Property, the Company or one of the other Business Entities or Related Entities, as the case may be, exclusively owns all right, title and interest in and to such Owned Intellectual Property (in each case, free and clear of any Encumbrances except Permitted Encumbrances);

(ii) other than to the extent of the Company IP Agreements disclosed in Section 4.17(b) of the Company Disclosure Schedule (and other than Shrink-Wrap Agreements and equipment or parts purchase agreements that include licenses to use such parts or equipment), the Owned Intellectual Property constitute all the Intellectual Property and Intellectual Property Rights used by or necessary for the Business Entities and the Related Entities in connection with the operation of their businesses as currently conducted;

(iii) other than as disclosed in Section 4.17(c)(iii) of the Company Disclosure Schedule, neither any Business Entity nor any Related Entity has granted or agreed to grant a license to any other Person under any Owned Intellectual Property;

(iv) the Owned Intellectual Property is subsisting in full force and effect, is valid and enforceable, and, to the Company’s Knowledge, has not been abandoned or passed into the public domain;

(v) the use and exploitation of Owned Intellectual Property, and the conduct of the businesses of the Business Entities and Related Entities, have not, and are not, infringing, misappropriating, or otherwise violating the Intellectual Property or Intellectual Property Rights of any other Person; no claim by any Person contesting the legality, validity, enforceability, use or ownership of any Owned Intellectual Property has been made or is currently outstanding; and the Owned Intellectual Property is not, and, since January 1, 2008, has not been, the subject of any Action, whether threatened or pending at any time, which challenges or challenged the legality, validity, enforceability, use, or ownership thereof;

(vi) to the Company’s Knowledge, there has been and is no unauthorized use, disclosure, infringement or misappropriation of any Owned Intellectual Property by any Person (including any present or former manager, director, partner, officer, or employee of any Business Entity or Related Entity);

(vii) the consummation of the Transactions will not (A) alter, encumber, impair, make subject to an Encumbrance (other than Permitted Encumbrances) or extinguish any Company Intellectual Property or Systems; (B) impair the right of Parent or Merger Sub to use, sell, license or dispose of any Company Intellectual Property; or (C) result in Parent or any of its Affiliates granting to any Person any Intellectual Property Rights or other rights or licenses to any Intellectual Property, or being bound by or subject to any non-compete or other restriction on the operation or scope of their respective businesses, or being obligated to pay any royalties or other amounts to any Person;

(viii) the Business Entities and Related Entities have exercised reasonable care to maintain the confidentiality of all Owned Intellectual Property not otherwise protected by Patents, Copyrights, or Trademarks and which the Business Entities or Related Entities desire to maintain as confidential;

(ix) the Systems operate and perform in a manner that permits the Business Entities and the Related Entities to conduct their respective businesses as currently conducted and, to the Company’s Knowledge, no person has gained unauthorized access to the Systems; and

(x) the Business Entities and Related Entities have taken commercially reasonable steps to safeguard the internal and external integrity of the Systems and implemented commercially reasonable backup and disaster recovery technology consistent with industry practices.

Section 4.18. Real Property.

(a) Section 4.18(a) of the Company Disclosure Schedule accurately lists the street address of each parcel of Owned Real Property. A Business Entity has good and marketable title in fee simple to each parcel of Owned Real Property free and clear of all Encumbrances, except Permitted Encumbrances. No condemnation proceeding or similar proceeding at Law or in equity before any Governmental Authority is pending or, to the Knowledge of the Company, threatened with respect to any Owned Real Property. To the Knowledge of the Company, all of the Owned Real Property is in good operating condition and repair, subject only to ordinary wear and tear, and there are no facts or conditions affecting the Owned Real Property that, in the aggregate, would reasonably be expected to interfere with the current use, occupancy or operation thereof. To the Knowledge of the Company, (i) there are no violations of any statutes, Laws, regulations, rules, ordinances, permits, certificates of occupancy, requirements, or Governmental Orders or decrees of any kind whatsoever (including zoning, subdivision, use or building statutes, Laws or ordinances and environmental protection Laws, rules, or regulations) affecting the Owned Real Property, and (ii) the operation and use of the Owned Real Property does not violate any building permits or any conditions, easements, or rights-of-way, affecting the Owned Real Property.

(b) Section 4.18(b) of the Company Disclosure Schedule accurately lists the street address and suite number, if any, of each parcel of Leased Real Property, the current lessor, lessee, and occupant (if different from lessee) of each parcel of Leased Real Property, and whether such parcel of Leased Real Property is the subject of a sublease. The Company has made available to Parent true and complete copies of the leases, subleases, licenses, or other use or occupancy agreements in effect as of the date of this Agreement relating to each parcel of Leased Real Property (the “Leases”). There has not been any sublease or assignment entered into by any Business Entity or Related Entity with respect to any Leased Real Property. Each Lease is in full force and effect, valid and binding on the applicable Business Entity and any Related Entity that is a party thereto. None of the Business Entities or Related Entities is in material breach of, or material default under, any Lease to which it is a party. No tenant or subtenant under any Lease is holding over beyond the expiration of its Lease, except with the consent of the landlord under such Lease (and not pursuant to any hold over provision in such Lease). To the Knowledge of the Company, all of the Leased Real Property is in good operating condition and repair, subject only to ordinary wear and tear, and there are no facts or conditions affecting the Leased Real Property that, in the aggregate, would reasonably be expected to materially interfere with the current use, occupancy or operation thereof.

Section 4.19. Employee Benefit Matters.

(a) Section 4.19(a) of the Company Disclosure Schedule accurately lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), all material employment agreements (which will include any employment agreement that provides for severance, change of control or retention benefits or includes material notice or pay-in-lieu of notice provisions) (provided, however, that, with respect to employment agreements with physicians in their capacity as physicians, Section 4.19(a) of the Company Disclosure Schedule may list only those employment agreements that provide for change of control or retention benefits, equity awards, notice or pay-in-lieu of notice provisions in excess of ninety (90) days, severance benefits in excess of the lesser of $50,000 or ninety (90) days of pay, annual compensation in excess of $500,000, or termination provisions that do not allow the employment agreement or relationship to be terminated with or without cause for a specified period of time), and all material bonus, incentive compensation, deferred compensation, change-in-control, severance pay, unit option, phantom unit, or other equity-based compensation, retention, or fringe plans, programs, arrangements, or agreements (A) to which any of the Business Entities is a party, (B) that are maintained, contributed to or sponsored by the Business Entities or their ERISA Affiliates and under which any current or former Business Employee or consultant or independent contractor of the Business Entities (or any of their respective beneficiaries) has any present or future right to benefits, or (C) under which any of the Business Entities or their ERISA Affiliates has any direct or indirect Liability, whether contingent or otherwise, with respect to any current or former Business Employee or consultant or independent contractor of the Business Entities (or any of their respective beneficiaries); (ii) all employee benefit plans for which the Business Entities could incur Liability under Section 4069 of ERISA in the event such plan has been or were to be terminated; and (iii) all employee benefit plans for which the Business Entities could incur Liability under Section 4212(c) of ERISA.

(b) The Company has made available to Parent with respect to each applicable Plan correct and complete copies of: (i) the annual report (if required under ERISA) with respect to each such Plan for the last three years (including all schedules and attachments); (ii) the current summary plan description, if any, together with each summary of material modification required under ERISA with respect to such Plan; (iii) the most recent determination or opinion letter issued by the IRS with respect to each applicable Plan; (iv) each written Plan (including all amendments not incorporated into the documentation for each such plan); (v) the most recent actuarial valuation report, if any; (vi) all trust agreements, insurance contracts, and similar instruments with respect to each funded or insured Plan; and (vii) all material correspondence to or from any Governmental Authority relating to any Plan.

(c) Neither the Company nor any ERISA Affiliate has any plan or commitment to adopt, establish, or enter into any new Plan or to modify any Plan (except to the extent required by Law or to conform any such Plan to the requirements of any applicable Law, in each case as previously disclosed to Parent in writing, or as required by this Agreement).

(d) Each Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws and all contributions (including employee elective deferral contributions) and payments and premiums required to have been made to or under any Plan have been timely made (or otherwise properly accrued), and nothing has occurred with respect to the operation of the Plans that could reasonably be expected to cause the imposition of any material Liability, penalty, or tax on the Business Entities or Parent under ERISA, the Code, or applicable Laws. Each of the Business Entities has performed all material obligations required to be performed by it under, is not in any material respect in default under or in material violation of any Plan, and, to the Knowledge of the Company, there is no material default or violation by any party with respect to any Plan.

(e) Each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received and is entitled to rely upon a favorable determination letter from the IRS with respect to such Plan as to its qualified status under the Code, and, to the Knowledge of the Company, no fact, circumstance, event, or omission has occurred and no Business Entity or ERISA Affiliate has failed to take any action with respect to any such Plan that could reasonably be expected to adversely affect such determination. To the Knowledge of the Company, each Plan that is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) and that is not intended to be qualified under Section 401(a) of the Code is exempt from Parts 2, 3, and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3), and 401(a)(1) of ERISA, and each such Plan is in compliance with the filing requirement set forth in 29 C.F.R. §2520.104-23.

(f) No Plan is, and neither the Company nor any ERISA Affiliate has previously or currently maintains, contributes to, or participates in, nor does the Company or any ERISA Affiliate have any obligation to maintain, contribute to, or otherwise participate in, or have any liability or other obligation (whether accrued, absolute, contingent, or otherwise) under, any (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) plan that is subject to the provisions of Title IV of ERISA or Section 412 of the Code, or (v) a “funded welfare plan” within the meaning of Section 419 of the Code.

(g) The Business Entities have neither sponsored, maintained, administered, contributed to, had any obligation to contribute to, nor incurred any other material Liability under or with respect to any Plan which provides health, life or other coverage for former officers or Business Employees (or any spouse or former spouse or other dependent thereof), other than benefits required by Section 4980B of the Code, Part 6 of Title I of ERISA, or similar state Laws.

(h) With respect to each applicable Plan, (i) none of the Business Entities or any of their respective managers, directors, partners, officers, or employees have incurred any material Liability in connection with any non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA (and not otherwise exempt under Section 408 of ERISA), (ii) there are no Actions pending, or, to the Knowledge of the Company, threatened or anticipated (other than routine claims for benefits) against any such Plan or fiduciary thereto or against the assets of any such Plan, and (iii) there are no audits, inquiries, or proceedings pending or, to the Knowledge of the Company, threatened by any Governmental Authority with respect to any Plan.

(i) There is no Plan, agreement, arrangement, or other Contract covering any Business Employee, and no payments have been made or will be made to any Business Employee, that, considered individually or considered collectively with any other Plan, agreement, arrangement, or contract or payments, will be, or could reasonably be expected to be, characterized as an “excess parachute payment” as defined in Section 280G of the Code (without regard to Subsection (b)(4) thereof). There is no written or unwritten agreement, arrangement, or other Contract by which the Business Entities are bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(j) Each “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code (together with the guidance and regulations thereunder, including the final Treasury Regulations issued thereunder, “Section 409A”) and has been, since January 1, 2009, in documentary and operational compliance with Section 409A. There is no Contract, agreement, plan, or arrangement to which the Company or any of its ERISA Affiliates is a party, including the provisions of this Agreement, covering any current or former Business Employee or consultant or independent contractor of the Business Entities (or any of their respective beneficiaries), which individually or collectively could require the Company or any of its Affiliates to pay a Tax gross-up payment to any person for Tax-related payments under Section 409A of the Code.

(k) Except in connection with the treatment of Company Options as set forth in Section 3.01(b) of this Agreement, the execution of this Agreement and the consummation of the Transactions will not (either alone or together with any other event) entitle any current or former Business Employee or consultant or independent contractor of the Business Entities (or any of their respective beneficiaries) to severance pay, bonus, retirement, job security, or other compensation or accelerate the time of payment or vesting or trigger any funding obligation (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Plan.

(l) Neither the Company nor any ERISA Affiliate currently, nor has the Company or any ERISA Affiliate ever had the obligation to, maintain, establish, sponsor, participate in, or contribute to any Plan that has been adopted or maintained by the Company or any ERISA Affiliate, whether informally or formally, or with respect to which the Company or any ERISA Affiliate will or may have any liability, for the benefit of Business Employees who perform services outside the United States.

Section 4.20. Labor Matters.

(a) Section 4.20(a) of the Company Disclosure Schedule sets forth an accurate and complete list of all current Business Employees with titles of Vice President or above, including each such employee’s name, title, employing Business Entity, and present annual compensation (including bonuses, commissions, and deferred compensation). The employment of each current Business Employee with annual compensation in excess of $500,000 is terminable at will without notice, cost or liability to any Business Entity, except for payment of wages earned prior to the time of termination.

(b) None of the Business Entities is a party to any collective bargaining agreement, works council agreement or other similar labor-related Contract applicable to any Business Employee, and, to the Knowledge of the Company, there are no organizational campaigns, petitions, or other unionization activities seeking to authorize representation of any Business Employee. No work stoppage, slowdown, lockout, strike, or other material labor or similar activity or dispute concerning Business Employees is pending or threatened, and none has taken place since January 1, 2007. None of the Business Employees is represented by any works council or other form of collective employee representation.

(c) The Business Entities (i) are in compliance in all material respects with all Laws related to the employment of labor, including those related to wages, overtime regulations, hours of work, occupational safety and health, visa and work permit requirements; and (ii) are not liable for any material amount of arrears of wages or penalties for failure to comply with such Laws. There are no Actions pending or, to the Knowledge of the Company, threatened between any of the Business Entities or Related Entities and any of the Business Employees.

Section 4.21. Taxes.

(a) No Business Entity or Related Entity is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law) for any Taxes solely by reason of such Business Entity or Related Entity being included at any time before the Closing Date in any consolidated, affiliated, combined, or unitary or other tax group with any Person that is not a Business Entity or a Related Entity.

(b) All income and other material Tax Returns required to have been filed by the Business Entities or the Related Entities have been timely filed (taking into account any extension of time to file granted or obtained) and such Tax Returns were true, correct, and complete in all material respects. Each of the Business Entities and the Related Entities that has filed an income Tax Return as a partnership for federal or state income tax purposes was properly characterized as a partnership for federal or state income tax purposes with respect to the period it filed such income Tax Return, and each of the Business Entities and the Related Entities that has been treated on a Tax Return filed by a Business Entity or a Related Entity as an entity that is not separate from its owner for federal or state income tax purposes (also referred to as a “disregarded entity”) was properly so treated on such Tax Return.

(c) All material Taxes shown to be due and owing on any Tax Returns filed by the Business Entities or the Related Entities and all material Taxes otherwise due and owing by the Business Entities or the Related Entities have been timely paid or will be timely paid.

(d) There are no Tax liens on any assets of the Business Entities or on any assets of the Related Entities (other than Permitted Encumbrances).

(e) The Company has made available to Parent true and complete copies of (i) all income tax audit reports, statements of deficiencies, and closing or other agreements received by the Business Entities or the Related Entities for all periods ending on and after January 1, 2007, and (ii) all U.S. federal income and all California, Nevada, and Florida income or franchise Tax Returns for the Business Entities and the Related Entities for all periods ending on and after January 1, 2007, along with all applicable workpapers (including any workpapers prepared for purposes of Financial Accounting Standards Board Interpretation Number 48 (FIN 48) or otherwise).

(f) There are no material federal, state, local, or foreign or other audits, examinations, actions, or suits relating to Taxes or any Tax Returns of the Business Entities or the Related Entities now pending, and none of the Business Entities or Related Entities (i) has received any written notice of any threatened or proposed Tax audit, examination, refund litigation, claim, deficiency, assessment, or adjustment in controversy with respect to the Business Entities or the Related Entities for which the Business Entities or Related Entities have not made adequate provisions in the Audited Financial Statements or the Unaudited Financial Statements, as applicable, or (ii) to the Company’s Knowledge, expects to receive written notice that it has not filed an income Tax Return or other material Tax Return or paid material Taxes required to be filed or paid by them.

(g) There is no written agreement in effect to extend the period of limitations for the assessment or collection of any income or other Tax for which the Business Entities or the Related Entities may be liable.

(h) None of the Business Entities or the Related Entities will have any continuing obligations under any Tax sharing agreement or Tax indemnity agreement following the Closing other than an agreement that is by and among Business Entities or by and among Related Entities (or by and among any of the Business Entities and any of the Related Entities) and that has been listed in Section 4.21(a) of the Company Disclosure Schedule.

(i) None of the Business Entities or the Related Entities is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) Within the past five (5) years, none of the Business Entities or the Related Entities has ever been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code and with respect to a transaction described in Section 355 of the Code.

(k) None of the Business Entities or Related Entities has entered into any (i) “listed transaction,” within the meaning of Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b) or (ii) other transaction that has been similarly identified as a transaction having the potential for Tax avoidance in a published listing that has been publicly issued by a state, local, or other Governmental Authority.

(l) None of the Business Entities or the Related Entities has made an election under Section 108(i) of the Code.

(m) Each of the Business Entities and each of the Related Entities has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(n) All of the Business Entities and all of the Related Entities are “domestic” entities for all applicable U.S. federal income tax purposes.

(o) No Business Entity or Related Entity has received any private letter ruling from the Internal Revenue Service (or any comparable material ruling from any other Governmental Authority).

(p) No Business Entity or Related Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

Section 4.22. Material Contracts.

(a) Section 4.22(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each of the following written Contracts to which any Business Entity or Related Entity is a party in effect as of the date of this Agreement (such Contracts, together with the Leases and the Company IP Agreements, being “Material Contracts”):

(i) (A) any agreement with any Governmental Authority involving total annual payments in excess of $500,000, and (B) any operating agreement with a Governmental Authority whereby the Company is providing benefits to a Medicare or Medicaid beneficiary;

(ii) each Contract between any Business Entity or Related Entity, on the one hand, and any Payor, on the other hand;

(iii) each Contract between any Business Entity or Related Entity, on the one hand, and any Physician Partner, on the other hand, involving annual revenues, liabilities, payments, expenditures, or receipts in excess of $500,000;

(iv) any pharmacy benefit management agreement or material patient assistance program agreement involving annual expenditures in excess of $750,000;

(v) any agreement or policy for risk sharing or reinsurance with a professional reinsurance company;

(vi) any Contract with any of the top ten (10) Providers during 2011 to the Business Entities and Related Entities in each state in which any Business Entity or Related Entity operates (listed by expenditure by the Business Entities and Related Entities on a combined basis) in each of the following categories: (a) primary care physicians; (b) specialist physicians; (c) hospitals; (d) ambulatory surgery centers; (e) imaging; (f) other ancillary service providers; and (g) skilled nursing facilities and other extended care or subacute care facilities;

(vii) any Contract under which a Business Entity or Related Entity is (A) a lessee of, or holds or uses, any machinery, equipment, vehicle, or other tangible personal property owned by a third person or entity or (B) a lessor of any tangible personal property owned by a Business Entity or Related Entity, in any case referred to in clauses (A) or (B) that requires future annual payments in excess of $750,000;

(viii) any Contract between a Business Entity or Related Entity and any employee or former employee, officer, manager, director, partner, individual consultant, or independent contractor of a Business Entity or a Related Entity (excluding any Contracts with Providers who are individual consultants or independent contractors) providing for aggregate compensation in excess of $500,000 in any twelve (12) month period (other than any unwritten Contract for the employment of any such employee or former employee implied at law);

(ix) any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $750,000 by a Business Entity or Related Entity;

(x) any Contract entered into other than in the ordinary course of business containing covenants of a Business Entity or Related Entity to indemnify or hold harmless another Person, unless such indemnification or hold harmless obligation to such Person, or group of Persons, as the case may be, is less than $500,000;

(xi) each acquisition or divestiture Contract that contains currently surviving representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that are in effect on the date hereof, other than this Agreement, and could reasonably be expected to result in payments in excess of $500,000 individually or in the aggregate;

(xii) any Contract (A) that limits the right of a Business Entity or a Related Entity to engage in any material aspect of its business, (B) that limits the right of a Business Entity or Related Entity to participate or compete in any line of business, market, or geographic area, (C) pursuant to which a Business Entity or Related Entity has granted “most favored nation” pricing or other similar provision, or (D) that restricts a Business Entity or Related Entity from soliciting (1) potential employees, consultants (other than in the ordinary course of business with information technology consultants), or contractors or (2) other Payors or Providers;

(xiii) any Contract requiring aggregate future payments or expenditures by a Business Entity or Related Entity relating to cleanup, abatement, remediation, or similar actions in connection with environmental liabilities;

(xiv) any Contract that creates a joint venture with another Person (other than another Business Entity) or that creates a material partnership with another Person (other than another Business Entity);

(xv) any Contract under which a Business Entity or Related Entity is a purchaser or supplier of goods and services that, pursuant to the terms thereof, requires or could reasonably be expected to require future payments by such Business Entity or Related Entity in excess of $750,000 per annum;

(xvi) any Contract that relates to indebtedness for borrowed money, any credit agreement, note, bond, mortgage, indenture, or other similar instrument, or any guarantee with respect to an obligation of any other Person that is in effect and could reasonably be expected to result in payments by a Business Entity or Related Entity in excess of $500,000 individually or in the aggregate;

(xvii) any material Contract of a Business Entity or a Related Entity containing “change of control” or similar provisions that would be triggered by the Company’s execution, delivery, or performance of this Agreement, the other Transaction Documents, or the consummation of the Transactions;

(xviii) any material Contract entered into since January 1, 2008, relating to the acquisition or disposition by a Business Entity or Related Entity of any business or any material assets, other than in the ordinary course of business (whether by merger, sale of stock or assets, or otherwise);

(xix) any Contract entered into by a Business Entity or Related Entity other than in the ordinary course of business that (A) involves aggregate payments by or to a Business Entity or Related Entity in excess of $750,000 per annum or (B) by its terms does not terminate within one (1) year after the date of such Contract and is not cancelable during such period without material penalty or without material payment;

(xx) any Contract to which a Business Entity or a Related Entity is a party the termination or breach of which, or in respect of which the failure to obtain any consent required in connection with this Agreement, the other Transaction Documents, or any of the Transactions, would have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(xxi) any Contract that imposes any material standstill or similar obligation with respect to any class of equity securities of any Person on any Business Entity or any Related Entity;

(xxii) any Contract that grants a right of first refusal, first offer, or first negotiation, with respect to any assets, rights or properties of a Business Entity or Related Entity; and

(xxiii) all material Contracts (including with respect to Intercompany Indebtedness) between or among the Business Entities, on the one hand, and any Related Entity, on the other hand.

(b) The Company has made available to Parent true and complete copies of all Material Contracts and in cases where templates, forms of agreements, composites or summaries of such Material Contracts have been provided, such templates, forms of agreements, composites and summaries are true and accurate. Each Material Contract is valid and binding on the applicable Business Entity and any Related Entity that is a party thereto and, to the Knowledge of the Company, the counterparty thereto, and is in full force and effect. None of the Business Entities or the Related Entities is in material breach of, or material default under, any Material Contract to which it is a party.

Section 4.23. Government Contracts. All facts set forth or acknowledged by any representations, claims, or certifications submitted by or on behalf of any Business Entity or any Related Entity in connection with Government Contracts were accurate and truthful in all material respects as of their effective date. None of the Business Entities, the Related Entities, or, to the Company’s Knowledge, any of their respective managers, directors, partners, officers, or other employees has (a) been declared ineligible or otherwise excluded from participation in the award of any Government Contract or from otherwise doing business with any Governmental Authority or (b) made any fraudulent statement (as such concept is defined under applicable Law) to any Governmental Authority in connection with any Government Contract or Government Contract Bid. Each Business Entity’s and each Related Entity’s costs (both direct costs and/or indirect costs) and all amounts previously charged to or presently carried as chargeable to any cost-reimbursable Government Contract are allowable in all material respects pursuant to 48 C.F.R. Part 31.

Section 4.24. Information Technology.

(a) The IT Systems have adequate capability and capacity as are required to enable the Business Entities and the Related Entities to carry on their business, in all material respects, in the manner and in the places in which such relevant parts of its business are currently carried on. The IT Systems are, to the Company’s Knowledge, generally operating in substantial compliance with any applicable service level agreements, and have not since January 1, 2008, been infected by any material virus or other externally induced material malfunction, or been subject to any material breach of security, in each case that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the functioning of the IT Systems taken as a whole. There has been no failure of any portion of the IT Systems that has resulted in a material disruption or interruption in the operation of the Company’s business since January 1, 2008.

(b) Each Business Entity and each Related Entity has implemented commercially reasonable back-up, disaster recovery and business continuity plans, procedures, and facilities. The Company has made available to Parent written descriptions of the disaster recovery and business continuity plans and procedures of the Business Entities and Related Entities.

(c) Each Business Entity and each Related Entity has maintained, continues to maintain, and has caused its vendors to maintain, at least industry standard safeguards against the destruction or loss of customer data or information in its possession or control. Each Business Entity and each Related Entity has maintained, continues to maintain, and has caused its vendors to maintain at least industry standard systems, security measures, and procedures to guard against the unauthorized access to or alteration of any customer data or information (including any personally identifiable information). To the Company’s Knowledge, no Person has gained unauthorized access to any IT Systems or any customer data or information (including any personally identifiable information).

Section 4.25. Intercompany Transactions. Except for the Contracts set forth in Exhibit F, there are no Contracts or other arrangements between any Business Entity, on the one hand, and any Related Entity, on the other hand. Except for the Contracts set forth in Exhibit F, upon Closing no Related Entity will have any interest in any Asset or Contract of any Business Entity.

Section 4.26. Certain Interests. No Business Entity has any Liability to any officer or member of the board of managers (or equivalent body) of any Business Entity or any Related Entity or to any relative or spouse (or relative of such spouse) of any such officer or member of the board of managers (or equivalent body), other than obligations arising out of the employment (or former employment) of any such individual by such Business Entity or such individual’s service (or former service) on such board of managers (or equivalent body).

Section 4.27. Insurance. Set forth in Section 4.27 of the Company Disclosure Schedule is a list of all material policies of insurance owned or held by the Business Entities or the Related Entities (the “Insurance Policies”), true and complete copies of which have been made available to Parent. With respect to each such Insurance Policy: (i) each Insurance Policy with respect to the Business Entities and Related Entities is legal, valid and binding in accordance with its terms and, except for policies that have expired under their terms in the ordinary course of business, is in full force and effect; (ii) no Business Entity or Related Entity is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s Knowledge, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under any such Insurance Policy; and (iii) no notice of cancellation or termination has been received by the applicable Business Entity or Related Entity and, to the Company’s Knowledge, there has been no threatened termination of, or material premium increase with respect to, any of the Insurance Policies. There is no claim pending under any of the Insurance Policies as to which coverage has been questioned, denied, or disputed by the insurers of such policies.

Section 4.28. Brokers. Except for an arrangement with William J. Goss, no broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Business Entity.

Section 4.29. Payors and Vendors. Section 4.29 of the Company Disclosure Schedule lists, for the twelve (12) month periods ending on December 31, 2009, 2010, and 2011, (a) all health care service plans, health insurers, health maintenance organizations and/or other private or governmental third-party payors (the “Payors”) of the Related Entities, and (b) the top twenty (20) vendors based on actual expenditures for each of the Related Entities for such period. Section 4.29 of the Company Disclosure Schedule sets forth opposite the name of each such Payor and vendor the approximate percentage and dollar amount of annual revenues or purchases by the Related Entities attributable to such Payor and vendor for the applicable period(s). The Company has provided or will provide Parent with written notice of any Payor and vendor required to be listed in Section 4.29 of the Company Disclosure Schedule that, since December, 2010, (x) has indicated that it will terminate, not renew, cancel, or substantially decrease its business with the Related Entities or (y) has asserted a claim or notice of breach or default in writing against any Related Entity. All of the respective Contracts involving any of the Related Entities with such disclosed Payors and vendors are in writing and signed by or on behalf of the parties thereto, constitute valid, binding, and enforceable agreements of the Company and, to the Knowledge of the Company, the other parties thereto, and were entered into in the ordinary course of business. Such Contracts and the compensation that is paid or received under such Contracts comply, in all material respects, with applicable Health Care Laws and other Laws.

Section 4.30. No Reliance. The Company acknowledges that neither Parent, Merger Sub, nor any of their respective directors, officers, employees, agents, advisors, or other representatives (the “Representatives”) has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Parent, Merger Sub, their assets, real property, or business, or other matters that is not included in this Agreement, the Parent Disclosure Schedule, or any certificate delivered pursuant hereto. Without limiting the generality of the foregoing, neither Parent, Merger Sub, nor any of their Representatives has made a representation or warranty to the Company, except as expressly covered by a representation or warranty set forth in ARTICLE V, the Parent Disclosure Schedule, or any certificate delivered pursuant hereto.

Section 4.31. Disclaimer of the Company. EXCEPT AS SET FORTH IN THIS ARTICLE IV AND IN ANY CERTIFICATE DELIVERED PURSUANT HERETO, THE COMPANY NEITHER MAKES NOR HAS MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IN RESPECT OF THE COMPANY COMMON UNITS, THE COMPANY OPTIONS, THE BUSINESS ENTITIES, THE RELATED ENTITIES, OR THE BUSINESS OF THE BUSINESS ENTITIES OR THE RELATED ENTITIES, AND ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Reports filed as of the date hereof or the Parent Disclosure Schedule, Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 5.01. Organization and Authority of Parent and Merger Sub. Each of Parent and Merger Sub is a corporation or company duly organized and validly existing under the Laws of its jurisdiction of incorporation or organization and has all necessary corporate or other power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder, and to consummate the Transactions. The execution and delivery by each of Parent and Merger Sub of this Agreement and the other Transaction Documents to which it is a party, the performance by each of Parent and Merger Sub of its obligations hereunder and thereunder, and the consummation by each of Parent and Merger Sub of the Transactions have been duly authorized by all requisite action on the part of each of Parent and Merger Sub. This Agreement and the other Transaction Documents to which it is a party have been or will be duly executed and delivered by each of Parent and Merger Sub, and (assuming due authorization, execution and delivery by the Company and any other party thereto) this Agreement and the other Transaction Documents to which it is a party constitute a legal, valid, and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium, or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

Section 5.02. No Conflict. Assuming that all Consents and other actions described in Section 5.03 have been obtained or made and any applicable waiting period under the HSR Act has expired or been terminated and, except as may result from any facts or circumstances relating solely to the Company or its Affiliates, the execution, delivery, and performance by each of Parent and Merger Sub of this Agreement and the other Transaction Documents to which it is a party (including the consummation by Parent and Merger Sub of the Transactions) does not and will not (a) violate, conflict with, or result in the breach of any provision of the Governing Documents of Parent or Merger Sub, (b) conflict with or violate in any material respect any material Law applicable to Parent or Merger Sub, or (c) conflict in any material respect with, result in any material breach of, constitute a material default (or an event which, with the giving of notice or lapse of time, or both, would become a material default) under, require any Consent under, or give to others any right to exercise any remedy under, or rights of termination, acceleration, cancellation, or modification of, any material Contract to which either Parent or Merger Sub is a party.

Section 5.03. Governmental Consents and Approvals. The execution, delivery, and performance by each of Parent and Merger Sub of this Agreement and the other Transaction Documents to which it is a party (including the consummation by Parent and Merger Sub of the Transactions) does not and will not require any Consent of or to or action by any Governmental Authority, except for (i) applicable requirements of the Exchange Act, including the filing with the SEC of the Registration Statement, (ii) any filings required under state securities Laws, (iii) the filing and recordation of appropriate merger documents as required by the CLLCA and appropriate documents with the relevant authorities of other states in which the Company or any

Subsidiary is qualified to do business, (iv) any filings required by the NYSE, (v) the premerger notification and waiting period requirements of the HSR Act, (vi) applicable requirements, if any, of Health Care Laws set forth on Section 4.07 of the Company Disclosure Schedule, (vii) applicable requirements, if any, of any Program in which Parent or any Parent Subsidiary participates, (viii) where the failure to obtain, file for, or request such Consent would not prevent or materially delay the consummation by Parent of the Transactions, and (vii) as are necessary as a result of any facts or circumstances relating solely to the Company or any of its Affiliates.

Section 5.04. SEC Filings. Since January 1, 2009, Parent has timely filed all reports, registrations, statements, prospectuses, forms, schedules, and other documents, together with any amendments required to be made with respect thereto, that were or are required to be filed with the SEC, including Forms 10-K, Forms 10-Q, and Forms 8-K (collectively, the “Parent SEC Reports”). All of the Parent SEC Reports are publicly available on the SEC’s EDGAR system. There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Reports and, to the Knowledge of Parent, none of the Parent SEC Reports is the subject of any ongoing SEC review, other than, in each case, with respect to confidential treatment requests. Assuming the accuracy of the Company’s representation set forth in Section 4.11, the Parent SEC Reports (i) were or will be filed or furnished on a timely basis, (ii) at the time filed or furnished, were or will be prepared in compliance as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (iii) did not or will not at the time they were or are filed or furnished contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in the light of the circumstances under which they were made, not misleading. Parent is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and all applicable listing and corporate governance rules and regulations of the NYSE.

Section 5.05. Capitalization.

(a) The authorized capital stock of Parent consists of (i) 450,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of preferred stock, $0.001 par value per share (“Parent Preferred Stock” and, together with Parent Common Stock, the “Parent Capital Stock”). Other than Parent Capital Stock, there are no shares of capital stock authorized, issued, or outstanding. As of April 30, 2012, there were outstanding (i) 94,022,099 shares of Parent Common Stock, (ii) no shares of Parent Preferred Stock and (iii) 9,355,470 stock-settled stock appreciation rights and stock options, 17,500 cash-settled stock appreciation rights, and 489,527 stock units granted and outstanding under the 2011 Incentive Award Plan. All outstanding shares of Parent Capital Stock have been, and all shares of Parent Capital Stock that may be issued pursuant to any stock plan of Parent or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable.

(b) There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.

Section 5.06. Financial Statements.

(a) Each of the consolidated financial statements (including, in each case, any related notes and schedules) of Parent contained in the Parent SEC Reports at the time filed, or if amended, at the time of filing of such amendment (the “Parent Financial Statements”) (a) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto (including Regulation S-X), (b) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and at the dates involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the SEC on Form 10-Q under the Exchange Act), and (c) fairly presented the consolidated financial position of Parent and the consolidated Parent Subsidiaries as of the dates thereof and the consolidated statement of operations, cash flows, and changes in stockholders’ equity for the periods indicated, consistent with the books and records of Parent and the Parent Subsidiaries, except that the unaudited interim financial statements were or are subject to normal year-end adjustments which were not or will not be material in amount or effect.

(b) Neither Parent nor any of the Parent Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership, or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose, or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of the Parent Subsidiaries, in the Parent Financial Statements or the Parent SEC Reports.

Section 5.07. Information Provided.

(a) The information supplied by or on behalf of Parent (i) for inclusion or incorporation in the Registration Statement, or (ii) for inclusion or incorporation in the Financing Registration Statement or any amendment or supplement thereto, shall not at the time such registration statement becomes or is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The information supplied by or on behalf of Parent for inclusion in the Prospectus, or any amendment or supplement thereto, to be sent to the Members in connection with the Merger and the other Transactions shall not, on the date the Prospectus is first mailed to the Members and at the time of the Member Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading

Section 5.08. Absence of Undisclosed Liabilities. There are no Liabilities of Parent or the Parent Subsidiaries that would be required to be reflected on or reserved against or disclosed in the notes to a consolidated balance sheet of Parent or the Parent Subsidiaries prepared in accordance with GAAP, other than Liabilities (a) reflected or properly reserved against in the Parent Financial Statements or (b) incurred since December 31, 2011 in the ordinary course of business of Parent or the Parent Subsidiaries consistent with past practice.

Section 5.09. Conduct in the Ordinary Course. Except as otherwise contemplated, required, or permitted by this Agreement, since December 31, 2011, (a) the business of Parent and the Parent Subsidiaries has been conducted in the ordinary course and consistent with past practice and (b) there has not occurred, nor has any event or circumstance occurred that would have, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10. Financing. Parent has delivered to the Company true, correct and complete fully executed copies of the commitment letters, related term sheets, and all other related letter agreements or other agreements in effect on the date hereof (including all exhibits, schedules, annexes, and amendments thereto), which may be redacted with respect to agent or arranger fees payable solely to JPMorgan or discounts payable to all underwriters or initial purchasers with respect to the Unsecured Financing (collectively, the “Financing Letter”) from JPMorgan Chase Bank, N.A. (the “Lender”) and J.P. Morgan Securities LLC (“JPMorgan Securities” and together with the Lender, “JPMorgan”), pursuant to which, upon the terms and subject to the conditions set forth in the Financing Letter, (i) the Lender has committed to provide a portion of debt financing in the form of loans in the aggregate amount set forth in the Financing Letter (the debt financing in such amount, the “Committed Financing”), (ii) JPMorgan Securities has agreed to use commercially reasonable efforts to arrange debt financing on an uncommitted basis in the form of loans in an aggregate principal amount set forth therein for the purpose of financing the Transactions and the other purposes set forth in such Financing Letter (the debt financing in such amount, the “Syndicated Senior Secured Financing” and, together with the Committed Financing, collectively the “Senior Secured Financing”), and (iii) Parent has engaged JPMorgan Securities on an uncommitted basis to act as bookrunning manager, underwriter, placement agent, and/or initial purchaser in connection with the issuance and sale of unsecured debt securities in the principal amount set forth therein (the “Unsecured Financing Amount”) for the purpose of financing the Transactions and the other purposes set forth in such Financing Letter (the issuance and sale of such unsecured debt securities, the “Unsecured Financing” and, together with the Senior Secured Financing, the “Financing”). The Financing Letter has been duly executed and delivered by and constitutes the legal, valid, and binding obligation of each of Parent and, to the Knowledge of Parent, each of the Lender and JPMorgan Securities to the extent a party thereto. The Financing Letter has not, as of the date hereof, been withdrawn, rescinded, or terminated or otherwise amended, supplemented, or modified in any respect. As of the date of this Agreement, neither Parent nor Merger Sub has any reason to believe that any of the conditions in the Financing Letter will not be satisfied, or that the Financing will not be made available on a timely basis in order to consummate the Transactions. As of the date of this Agreement, neither the Lender nor JPMorgan Securities has notified Parent or Merger Sub in writing of its intention to withdraw the Financing Letter. As of the date hereof, if the Financing were consummated on the date hereof, the net proceeds thereof, together with available cash, would be sufficient to fully pay in cash all amounts required to be paid in cash by Parent and Merger Sub to consummate the Transactions, including as required by Section 3.04(a). As of the date hereof, other than the Financing Letter and the Existing Credit Agreement (as defined in the Credit Facility Financing Letter) and the financing documents related to and contemplated by the Existing Credit Agreement but not entered into in connection with the Merger, there are no agreements, side letters, understandings, or arrangements that establish legally binding terms of or conditions with respect to the Financing to which Parent, Merger Sub, or any of their respective Affiliates is a party. As of the Closing Date, if the Financing were consummated on or before the Closing Date, Parent will have all necessary funds to make each payment required by Section 3.06 when due. As of the Closing Date, there will exist no express restriction in the Financing Agreement or any other material agreement by which Parent is bound on Parent’s ability to make any payment required by Section 3.06. As of the date hereof, to the Knowledge of Parent, the making of any payment required by Section 3.06 would not constitute a material breach of or default under any material agreement to which Parent is a party or a material violation of Law to which Parent or any of its properties is subject, other than the Existing Credit Agreement (as defined in the Credit Facility Financing Letter) and the financing documents related to and contemplated by the Existing Credit Agreement but not entered into in connection with the Merger.

Section 5.11. Healthcare Regulatory Compliance.

(a) Parent and the Parent Subsidiaries are in compliance with, in all material respects, any Health Care Laws which regulate their operations, activities, or services, and any Governmental Orders pursuant to any Health Care Laws applicable to Parent, the Parent Subsidiaries, or any assets owned by any of them.

(b) (i) Neither Parent nor the Parent Subsidiaries (A) have, since January 1, 2006, received any written communication from a Governmental Authority that alleges that Parent or the Parent Subsidiaries have committed a material violation of any Health Care Laws, (B) to the Knowledge of Parent, is under an investigation by a Governmental Authority that alleges that Parent or a Parent Subsidiary has committed a material violation of any Health Care Laws, (C) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, been charged with any act that would subject Parent or the Parent Subsidiaries to liability for criminal or civil money penalties, mandatory exclusion, permissive exclusion, or other administrative sanctions under any Health Care Laws, or (D) is currently, nor, since January 1, 2006, has been a party or subject to a corporate integrity agreement required by the Office of Inspector General of the United States Department of Health and Human Services or similar agreement or consent order of any other Governmental Authority, and, (ii) neither Parent nor any Parent Subsidiary has any reporting obligations pursuant to any settlement agreement entered into with any Governmental Authority for an alleged violation of any Health Care Laws. As of the date hereof, there are no restrictions imposed by any Governmental Authority upon the business, activities, or services of Parent or any Parent Subsidiary that would prevent Parent or any Parent Subsidiary from operating as it currently operates or intends to operate.

(c) During the three (3) years prior to the date of this Agreement, Parent and the Parent Subsidiaries have timely filed all reports, statements, documents, registrations, filings,

and submissions required to be filed by them under applicable Laws (including Health Care Laws), except where the failure to do so would not reasonably be expected to be material to the operation of Parent’s business enterprise taken as a whole. Each of such filings were complete, correct and in compliance with applicable Law and no deficiencies or Liabilities have been asserted by any Governmental Authority with respect thereto, except as would not reasonably be expected to be material to the operation of Parent’s business enterprise taken as a whole.

(d) To the Knowledge of Parent, (A) neither Parent nor any of the Parent Subsidiaries is currently suspended, excluded or debarred from contracting with the federal or any state government, (B) neither Parent nor any of the Parent Subsidiaries has received written notice from any of the Programs relating to any investigations or Action that would result in any Parent or any Parent Subsidiary or any Person employed by or contracting with Parent or any Parent Subsidiary being excluded or debarred from any such Programs, and (C) none of the current employees of, or independent contractors providing services to, Parent or any Parent Subsidiary: (i) has been excluded, debarred or otherwise suspended from participating in a Program, or (ii) has engaged in any activity that would reasonably be expected to subject Parent or any Parent Subsidiary to civil money penalties under applicable Health Care Laws, mandatory exclusion, or permissive exclusion from a Program.

(e) (i) The billing practices of Parent and Parent Subsidiaries are in compliance with all applicable Health Care Laws; (ii) no billing audits or audits by recovery audit contractors have occurred within three (3) years prior to the date hereof nor are any such audits currently ongoing, noticed to Parent or any Parent Subsidiary or, to the Knowledge of Parent, threatened; (iii) Parent and the Parent Subsidiaries are in compliance with their respective patient grievance programs; and (iv) no “balance” billing has been done by Parent or any Parent Subsidiary unless permitted contractually and by Law, i.e., no billing of patients for balances due in excess of payments by Payors where such billing is prohibited by the terms of Payor contracts of Parent or any Parent Subsidiary or applicable Health Care Law.

(f) Parent, and to the Knowledge of Parent, each of the Providers employed by or contracting with Parent or any Parent Subsidiary, meet all requirements of participation and payment of the applicable Programs and other third party payment programs and are a party to valid participation agreements for payment by such payment programs. There is no civil, criminal, administrative, or other action, suit, demand, claim, hearing, notice of violation, proceeding, notice or demand pending, received or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or, to the Knowledge of Parent, any employed or contracted Provider, that could result in Parent’s, any Parent Subsidiary’s or Provider’s exclusion or debarment from participation in any of the Programs or other third party payment programs. To the Knowledge of Parent, there is no pending civil or criminal investigation of any employed or contracted Providers, or, to the Knowledge of Parent, any investigation relating in any way to any violation of any Health Care Laws by employed or contracted Providers.

(g) Parent and the Parent Subsidiaries have compliance programs reasonably designed to cause Parent and the Parent Subsidiaries and their respective agents, employees, and downstream contractors to be in compliance with all applicable Health Care Laws.

(h) To the Knowledge of Parent, no managers, directors, partners, members, or officers of Parent or any Parent Subsidiary nor any of their respective agents or employees has directly or indirectly made or offered to make, or solicited or received, any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or inducement to any Person or entered into any financial arrangement, regardless of form, including any fee-splitting arrangement with, any actual or potential patient, Provider, supplier, governmental employee, Medicare or Medicaid beneficiaries or other actual or potential insureds, or other Person in a position to assist or hinder Parent and/or the Parent Subsidiaries in connection with any actual or proposed transaction or to any political party, political party official or candidate for federal, state or local public office: (i) in violation of the federal Anti-Kickback Statute, 42 U.S.C. §1320a-7b, the federal Physician Self-Referral (Stark) Law, 42 U.S.C. §1395nn, the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), or any analogous state or federal Laws; or (ii) to obtain or maintain favorable treatment in securing business in violation of any applicable Health Care Law.

Section 5.12. Government Contracts. All facts set forth or acknowledged by any representations, claims, or certifications submitted by or on behalf of Parent or any of the Parent Subsidiaries in connection with Parent Government Contracts were accurate and truthful in all material respects as of their effective date. None of Parent, the Parent Subsidiaries, or, to Parent’s Knowledge, any of their respective managers, directors, partners, officers, or other employees has (a) been declared ineligible or otherwise excluded from participation in the award of any Parent Government Contract or from otherwise doing business with any Governmental Authority or (b) made any fraudulent statement (as such concept is defined under applicable Law) to any Governmental Authority in connection with any Parent Government Contract or Parent Government Contract Bid. Parent’s and each of the Parent Subsidiaries’ costs (both direct costs and/or indirect costs) and all amounts previously charged to or presently carried as chargeable to any cost-reimbursable Parent Government Contract are allowable in all material respects pursuant to 48 C.F.R. Part 31.

Section 5.13. Litigation. There is no Action by or against Parent or any of its Affiliates pending or, to the Knowledge of Parent, threatened, that would (i) materially and adversely affect the legality, validity, or enforceability of this Agreement or the other Transaction Documents to which it is a party or the consummation of the Transactions, or (ii) result, or would reasonably be expected to result, in any Liability which would be material to Parent or the Parent Subsidiaries, taken as a whole.

Section 5.14. Ownership of Merger Sub; No Prior Activities. Merger Sub was formed solely for the purpose of entering into this Agreement and engaging in the Transactions. The issued and outstanding limited liability company interest of Merger Sub is validly issued, fully paid, and nonassessable and is wholly owned, beneficially and of record, by Parent or one or more wholly owned Parent Subsidiaries. Except for obligations and liabilities incurred in connection with its formation, this Agreement, and the Transactions, Merger Sub has not and will not have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person that would impair in any material respect the ability of each of Parent and Merger Sub, as the case may be, to perform its respective obligations under this Agreement or prevent or materially delay the consummation of the Transactions.

Section 5.15. Brokers. Except for J.P. Morgan Securities LLC, no broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent. Parent is solely responsible for the fees and expenses of J.P. Morgan Securities LLC.

Section 5.16. No Reliance. Each of Parent and Merger Sub acknowledges that neither the Company nor any of its Representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Business Entities, Related Entities, their assets, real property, or business, or other matters that is not included in this Agreement, the Company Disclosure Schedule, or any certificate delivered pursuant hereto. Without limiting the generality of the foregoing, neither the Company nor any of its Representatives has made a representation or warranty to Parent or Merger Sub with respect to (a) any projections, estimates or budgets for the Business Entities’ or Related Entities’ businesses or (b) any material, documents or information relating to the Business Entities and Related Entities made available to Parent or Merger Sub or their counsel, accountants, or advisors in the Company’s electronic data room, management presentations, or otherwise, except as expressly covered by a representation or warranty set forth in ARTICLE IV, the Company Disclosure Schedule, or any certificate delivered pursuant hereto.

Section 5.17. Disclaimer of Parent and Merger Sub. EXCEPT AS SET FORTH IN THIS ARTICLE V AND IN ANY CERTIFICATE DELIVERED PURSUANT HERETO, NEITHER PARENT NOR MERGER SUB MAKES NOR HAS MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IN RESPECT OF PARENT COMMON STOCK, PARENT, MERGER SUB, OR THE BUSINESS OF PARENT AND THE PARENT SUBSIDIARIES, AND ANY SUCH REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01. Conduct of Business Prior to the Closing.

(a) The Company covenants and agrees that, except as described in Section 6.01(a) of the Company Disclosure Schedule, as expressly contemplated, permitted, or required by this Agreement, or as required by applicable Law, between the date hereof and the Closing, or such earlier date on which this Agreement may be terminated in accordance with its terms, the Company shall, and shall cause each Business Entity and Related Consolidated Entity to (i) conduct its business in the ordinary course in all material respects, (ii) use its commercially reasonable efforts to preserve intact in all material respects the business organization and operations of such Business Entity or Related Consolidated Entity, and (iii) use its commercially reasonable efforts to keep available the services of key employees and to preserve the relationships with Payors, Providers, and others having business dealings with such Business Entity or Related Consolidated Entity; provided, however, that no action by such Business Entity or Related Consolidated Entity with respect to matters specifically addressed by any provision of Section 6.01(b) shall be deemed a breach of this Section 6.01(a) unless such action would constitute a breach of one or more of the provisions of Section 6.01(b).

(b) Without limiting the generality of the foregoing, except as described in Section 6.01 of the Company Disclosure Schedule, as expressly contemplated, permitted, or required by this Agreement, or as required by applicable Law, the Company covenants and agrees that, between the date hereof and the Closing, or such earlier date on which this Agreement may be terminated in accordance with its terms, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned, or delayed), none of the Business Entities or Related Consolidated Entities shall, and the Company shall cause each Business Entity and Related Consolidated Entity not to:

(i) amend or restate the Governing Documents of any Business Entity or Related Consolidated Entity;

(ii) make or pay any dividend or other distribution in cash with respect to any of its equity interests if, as a result of such dividend or other distribution, the Net Working Capital minus the Indebtedness Amount would reasonably be expected to be less than the Target, other than quarterly tax distributions in the ordinary course of business and consistent with past practice;

(iii) issue, sell, transfer, pledge, or otherwise dispose of any equity interests, notes, bonds, or other securities of any Business Entity or Related Consolidated Entity (or any option, warrant, or other right to acquire the same) or redeem or repurchase any of the equity interests of any Business Entity or Related Consolidated Entity, other than, in each case, (x) transactions between or among Business Entities and Related Consolidated Entities, (y) exercises of Company Options and issuance of Company Common Units in connection therewith, and (z) granting of Stock-Based Awards in accordance with, and subject to, the terms and conditions set forth in Section 6.18(a);

(iv) effect any recapitalization, reclassification, stock split, or like change in the capitalization of any Business Entity or Related Consolidated Entity;

(v) make any change in any method of accounting or accounting practice or policy used by any Business Entity or Related Consolidated Entity, other than such changes as are required by GAAP or a Governmental Authority;

(vi) make, or enter into any new commitment for, any individual capital expenditures in excess of $750,000 or $15,000,000 in the aggregate;

(vii) acquire (i) by merger or consolidation, by the purchase of all or a substantial portion of its assets or equity interests, or by any other manner any business or any Person or (ii) any assets in excess of $1,000,000;

(viii) transfer, sell, lease, license, subject to any Encumbrance (other than Permitted Encumbrances), or otherwise dispose of any properties or assets that are material, in the aggregate, to any Business Entity or Related Consolidated Entity, other than in the ordinary course of business and consistent with past practice and other than obsolete properties or assets;

(ix) incur or assume any Liabilities, obligations, or indebtedness for borrowed money or guarantee or otherwise provide credit support in respect of any such Liabilities, obligations, or indebtedness, other than in the ordinary course of business and consistent with past practice;

(x) except as required to comply with Plans existing on the date hereof that have been disclosed to Parent, (i) increase the compensation payable or to become payable (including bonus grants and retention payments) or increase or accelerate the vesting of any benefits provided, or pay or award any payment or benefit not required as of the date hereof by a Plan, to its current and former managers, directors, partners, officers, or employees, (ii) grant any severance or termination pay or retention payments or benefits to, or enter into or amend or terminate any employment, severance, retention, change in control, consulting, or termination Contract with, any current or former manager, director, partner, officer or other employee of the Business Entities or Related Consolidated Entities, (iii) establish, adopt, enter into, amend or terminate any bonus, profit-sharing, thrift, compensation, unit option, pension, retirement, deferred compensation, employment, termination, severance or other plan, Contract, trust, fund or policy for the benefit of any current or former manager, director, partner, officer or employee, (iv) pay or make, or agree to pay or make, any accrual or other arrangement for, or take, or agree to take, any action to fund or secure payment of, any severance pension, indemnification, retirement allowance, or other benefit, or (v) terminate the employment (other than for cause), change the title, office, or position, or materially reduce the responsibilities of any key employee or any other officer or other key personnel of the Business Entities or Related Consolidated Entities;

(xi) grant or announce any increase or decrease in the salaries, bonuses, or other benefits payable by any Business Entity or Related Consolidated Entity to any employee of any Business Entity or Related Consolidated Entity, other than (x) in the ordinary course of business and consistent with past practice or (y) as set forth in Section 6.01(b)(xi) of the Company Disclosure Schedule;

(xii) establish, adopt, or enter into any collective bargaining agreement or other labor union Contract;

(xiii) enter into or materially modify any Contract with any of its officers or members of the board of managers (or equivalent body) (or, to the Company’s Knowledge, with any relative, spouse, beneficiary, or Affiliate of such Persons), other than obligations incidental to the employment (or former employment) of any such individual by such Business Entity or Related Consolidated Entity or such individual’s service (or former service) on such board of managers (or equivalent body);

(xiv) other than in the ordinary course of business and consistent with past practice, fail to exercise any rights of renewal with respect to any Leased Real Property that by its terms would otherwise expire;

(xv) commence any suit, arbitration, or other proceeding or amend, terminate, settle, or compromise any claim by or against any Business Entity or Related Consolidated Entity, other than in the ordinary course of business, and other than to enforce the rights of the Company under this Agreement, in each case involving an amount in excess of $750,000 or involving injunctive or other equitable relief or a finding or admission of any violation of applicable Law or violation of the rights of any Person;

(xvi) enter into, extend, materially amend, waive any material provision of, cancel, or terminate any Material Contract, employment, bonus, or other compensation Contract, or any Contract that if entered into prior to the date hereof would be a Material Contract, other than in the ordinary course of business and consistent with past practice;

(xvii) fail to keep in force insurance policies or replacement or revised provisions providing insurance coverage consistent in all material respects with respect to the assets, operations, and activities of the Business Entities or Related Consolidated Entities as are currently in effect or fail to report any claim to the applicable insurance carriers, including all risk retention group carriers;

(xviii) adopt a plan or resolutions providing for a complete or partial liquidation, dissolution, or other reorganization of any Business Entity or Related Consolidated Entity;

(xix) make or change any Tax election, change any annual accounting period, adopt or change any accounting method for Tax purposes, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, if such election, adoption, change, amendment, agreement, settlement, surrender, or consent would have the effect of increasing the Tax liability of any Business Entity or a Related Consolidated Entity for any period ending after the Closing Date or decreasing any Tax attribute of any Business Entity or a Related Consolidated Entity existing on the Closing Date; or

(xx) agree to take any of the actions specified in Section 6.01(b)(i) -(xix).

Section 6.02. Member Meeting; Section 280G Approval.

(a) As soon as reasonably practicable following the Registration Statement being declared effective under the Securities Act by the SEC, (i) the Company shall cause a meeting of its members (the “Member Meeting”) to be duly called and held in accordance with the Governing Documents of the Company and applicable Law, for the purpose of voting on the Member Approval, (ii) the Company shall mail to its Members the Prospectus and such documentation as is required by Law or the Company’s Governing Documents prior to the Member Meeting and in accordance with the Governing Documents of the Company and applicable Law, and (iii) the Company Board shall recommend the Member Approval by the members of the Company. In connection with the Member Meeting, the Company shall use its commercially reasonable efforts to obtain the Member Approval and shall otherwise comply in all material respects with all Laws applicable to the Member Meeting.

(b) The Company shall use its commercially reasonable efforts to obtain and deliver to Parent, prior to mailing or delivering the stockholder solicitation proposals described in Section 6.02(c) below to the stockholders of DNH Medical Management, Inc. and JSA Holdings, Inc., a Parachute Payment Waiver from each Person who is or reasonably could be, with respect to DNH Medical Management, Inc. or JSA Holdings, Inc., a “disqualified individual,” as determined immediately prior to the initiation of the stockholder solicitation required by subsection (c) below, and who reasonably might otherwise receive, have received, or have the right or entitlement to receive a parachute payment under Section 280G of the Code.

(c) With respect to each of DNH Medical Management, Inc. and JSA Holdings, Inc., no later than thirty (30) days prior to the Closing, the Company shall mail or deliver a stockholder solicitation proposal to be voted on by the stockholders of the respective entity in accordance with the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits provided pursuant to Contracts or arrangements of each individual who executes a Parachute Payment Waiver that, in the absence of the executed Parachute Payment Waivers by the affected Persons under subsection (b) above, might otherwise reasonably result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code (which determination shall be made by the Company and shall be subject to review and approval by Parent which shall not be unreasonably withheld, conditioned, or delayed), with such stockholder approval to be solicited in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of the Treasury Regulations.

Section 6.03. No Solicitation of Competing Transactions. From the date hereof until the Closing or such earlier date on which this Agreement may be terminated in accordance with its terms, the Company shall not, and shall cause each other Business Entity and Related Consolidated Entity and its and their respective Representatives not to, directly or indirectly, (a) initiate, solicit, or encourage any proposal or any inquiry that may reasonably be expected to lead to any proposal concerning the sale of any Business Entity or Related Consolidated Entity or any business thereof (whether by way of merger, purchase of equity interests, purchase of assets, or otherwise) or a sale of any material assets of any Business Entity or Related Consolidated Entity or any transaction the consummation of which would be inconsistent with or interfere with or prevent or delay, in any way whatsoever, the consummation of the Transactions (a “Competing Transaction”); or (b) hold any discussions or enter into any Contracts or other arrangements with, or provide any information or respond to, any third party concerning a proposed Competing Transaction or cooperate in any way with, agree to, assist or participate in, solicit, consider, entertain, facilitate, or encourage any effort or attempt by any third party to do or seek any of the foregoing. If at any time from the date hereof until the Closing, or such earlier date on which this Agreement may be terminated in accordance with its terms, the Company or any Affiliate thereof is approached in any manner by a third party concerning a Competing Transaction, the Company shall promptly, and in any event within twenty-four (24) hours of such contact, inform such third party of the restrictions set forth in this Section 6.03 and inform Parent regarding such contact.

Section 6.04. Access to Information.

(a) The terms of the mutual non-disclosure agreement, dated as of June 8, 2011 (the “Confidentiality Agreement”), between the Company and Parent, are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect as provided in Section 9.02 hereof in accordance with its terms.

(b) Subject to the Confidentiality Agreement, from the date hereof until the Closing, or such earlier date on which this Agreement may be terminated in accordance with its terms, upon reasonable notice, the Company shall, and shall cause each Business Entity and Related Consolidated Entity and each of their respective Representatives to (i) afford Parent and its authorized Representatives reasonable access to the officers, personnel, properties, Contracts, and books and records of the Business Entities and Related Consolidated Entities and (ii) furnish to the authorized Representatives of Parent such additional financial and operating data and other information regarding the Business Entities and Related Consolidated Entities (or copies thereof) as Parent and its authorized Representatives may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be conducted at Parent’s expense, during normal business hours and in such a manner as not to interfere unreasonably with the normal operations of the Business Entities or Related Consolidated Entities. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to provide any such access or disclose any such information to Parent if such disclosure would (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Laws (including any Health Care Laws), fiduciary duty, or binding confidentiality agreement entered into prior to the date hereof (but shall use commercially reasonable efforts to provide Parent with alternative disclosure sufficient to convey the economic effect of the matter). When accessing any of the properties of the Business Entities or Related Consolidated Entities, Parent shall, and shall use reasonable efforts to cause its Representatives to, comply with all safety and security requirements for such property.

(c) Subject to the Confidentiality Agreement, from the date hereof until the Closing, or such earlier date on which this Agreement may be terminated in accordance with its terms, upon reasonable notice, Parent shall, and shall cause its Representatives to (i) afford the Company and its authorized Representatives reasonable access to the officers, personnel, properties, Contracts, and books and records of Parent and the Parent Subsidiaries and (ii) furnish to the authorized Representatives of the Company such additional financial and operating data and other information regarding Parent and the Parent Subsidiaries (or copies thereof) as the Company and its authorized Representatives may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be conducted at the Company’s expense, during normal business hours and in such a manner as not to interfere unreasonably with the normal operations of Parent’s business. Notwithstanding anything to the contrary in this Agreement, Parent shall not be required to provide any such access or disclose any such information to the Company if such disclosure would (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Laws (including any Health Care Laws), fiduciary duty, or binding confidentiality agreement entered into prior to the date hereof (but shall use commercially reasonable efforts to provide the Company with alternative disclosure sufficient to convey the economic effect of the matter). When accessing any of the properties of Parent or the Parent Subsidiaries, the Company shall, and shall use reasonable efforts to cause its Representatives to, comply with all safety and security requirements for such property.

Section 6.05. Certain Notifications.

(a) From the date hereof until the Closing, or such earlier date on which this Agreement may be terminated in accordance with its terms, the Company shall promptly notify Parent in writing of its becoming aware of any fact, change, condition, circumstance, or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Section 7.02 becoming incapable of being satisfied.

(b) From the date hereof until the Closing, or such earlier date on which this Agreement may be terminated in accordance with its terms, Parent shall promptly notify the Company in writing of its becoming aware of any fact, change, condition, circumstance, or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Section 7.01 becoming incapable of being satisfied.

(c) Each party shall give prompt notice to each other party of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by such party from any Governmental Authority or other third party with respect to this Agreement or the consummation of the Transactions.

Section 6.06. Regulatory and Other Authorizations; Notices and Consents.

(a) Each party hereto agrees to, and shall cause its respective Affiliates to, use its commercially reasonable efforts to (i) promptly obtain all Consents of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, including taking steps necessary to avoid or eliminate impediments under any antitrust, competition, or trade regulation Law that may be asserted by any Governmental Authority and to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding that would otherwise have the effect of materially delaying or preventing the consummation of the Transactions, (ii) cooperate fully with the other party in promptly seeking to obtain all such Consents, and (iii) provide such other information to any Governmental Authority as such Governmental Authority may reasonably request in connection herewith. Each party hereto agrees to, and shall cause its respective Affiliates to, make its respective filing, if necessary, pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable after the date hereof and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. Each party hereto agrees to, and shall cause its respective Affiliates to, make as promptly as practicable its respective filings and notifications, if any, and cooperate with the other parties hereto if required for making such filings under any other applicable antitrust, competition, or trade regulation Law (together with the HSR Act, the “Antitrust Laws”) and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the applicable Antitrust Law. Parent shall pay the filing fees required under the HSR Act and all other filing fees required by any Governmental Authority in connection with such Consents.

(b) To the extent permitted by applicable Law and subject to all applicable privileges (including the attorney-client privilege), each party to this Agreement shall promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Section 6.06 and permit the other party to review in advance (and to consider any comments made by the other party in relation to) any proposed communication by such party to any Governmental Authority relating to such matters. Neither of the parties to this Agreement shall agree to participate in any substantive meeting, telephone call, or discussion with any Governmental Authority in respect of any submissions, filings, investigation (including any settlement of the investigation), or any other inquiry relating to such matters unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting, telephone call, or discussion. Each party hereto shall, and shall cause their respective Affiliates to, coordinate and cooperate fully with the other party hereto in exchanging such information and providing such assistance as the other party hereto may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, investigation, or any other inquiry under any applicable Antitrust Laws. The parties to this Agreement shall, and shall cause their respective Affiliates to, provide each other with copies of all correspondence, filings, or communications between them or any of their respective Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that materials may be redacted (i) as necessary to comply with contractual arrangements or applicable Laws; and (ii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) Neither party shall, and each party shall cause its Affiliates not to, enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition), that might reasonably be expected to make it more difficult, or to increase the time required, to (i) obtain the expiration or termination of the waiting period under the HSR Act or any other applicable Antitrust Law applicable to the Transactions or (ii) obtain all other authorizations, consents, orders, and approvals of Governmental Authorities necessary for the consummation of the Transactions.

(d) Between the date of this Agreement and the Closing, the Company shall, and shall cause the Related Consolidated Entities to, use commercially reasonable efforts to obtain the consent of one or more third parties to assign the contracts set forth on Section 6.06(d) of the Parent Disclosure Schedule to a professional corporation designated by Parent and any such assignment shall only become effective at the Effective Time.

Section 6.07. Preparation of Prospectus and Registration Statement.

(a) As promptly as reasonably practicable following the date hereof, Parent shall prepare (with the Company’s reasonable cooperation) the Prospectus and prepare and file the Registration Statement with respect to the issuance of Parent Common Stock in the Merger. The Registration Statement and the Prospectus shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and other applicable Law. Each of Parent and the Company shall use commercially reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after the filing thereof and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments with respect to the Registration Statement or Prospectus received by such party from the SEC. Parent shall provide the Company with a reasonable opportunity to review and comment on the Registration Statement and the Prospectus, and any amendment or supplement thereto, and any response by Parent to any SEC comments with respect thereto, prior to filing or transmitting such with the SEC, and will promptly provide the Company with a copy of all such filings or transmittals made with the SEC to the extent not available on EDGAR. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock and the Company shall furnish all information concerning the Company and the holders of Company Common Units as may be reasonably requested in connection with any such action. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement. If at any time prior to the Effective Time Parent or the Company determines that (i) the Registration Statement includes a misstatement of a material fact or omits to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) the Prospectus includes a misstatement of a material fact or omits to state any material fact necessary to make the statements therein not misleading, then the party (Parent or the Company) that makes such determination shall promptly notify the other, and Parent shall promptly file an amendment or supplement to such document describing such information to the extent required by Law, or the rules or regulations of the SEC, and the Company shall promptly disseminate such amended or supplemented document to the members of the Company.

(b) The Company and Parent shall reasonably coordinate and cooperate in connection with (i) the preparation of the Registration Statement, the Prospectus, and any other filings that are required to consummate the Merger and the Transactions, (ii) determining whether any action by or in respect of, or filing with, any Governmental Authority is required (or any actions are required to be taken under, or consents, approvals, or waivers are required to be obtained from parties to, any Material Contracts) in connection with the Merger or the other Transactions, and (iii) using commercially reasonable efforts to timely take any such actions (including seeking any such consents, approvals, or waivers) or making any such filings or furnishing information required in connection therewith or with the Registration Statement, the Prospectus, or any other filings.

Section 6.08. Financing.

(a) Notwithstanding anything to the contrary in this Agreement, each of Parent and Merger Sub acknowledges and agrees that its obligations hereunder are not conditioned in any manner upon Parent or Merger Sub obtaining any financing, and the existence of any conditions contained in the Financing Letter or the Financing Agreement shall not constitute, or be construed to constitute, a condition to the consummation of the Transactions; provided, however, that the foregoing shall not limit in any manner the ability of the Company or Parent to terminate this Agreement in accordance with Section 9.01, the sole remedy for any such termination described in Section 9.03(a)(i), (ii), or (iii), except in the case of an intentional breach of this Agreement by Parent or Merger Sub, being the payment by Parent of the Termination Fee and the amounts set forth in Section 9.03(b).

(b) Without limiting Section 6.08(a):

(i) Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange and obtain the Financing as promptly as practicable after the date hereof, including using their reasonable best efforts to (A) maintain in effect, and comply on a timely basis with their obligations under, the Financing Letter, (B) negotiate and enter into, keep in effect, and comply on a timely basis with their obligations under definitive agreements (the “Financing Agreement”) with respect to the Financing, and (C) satisfy on a timely basis all terms and conditions (including conditions precedent) in the Financing Letter or the Financing Agreement, other than obligations of parties to the Financing Letter or the Financing Agreement other than Parent, Merger Sub or any of their respective Affiliates controlled by either of them. Parent and Merger Sub shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary to consummate the Financing, at or prior to the Closing, if the Financing is available (including that all conditions precedent for the Senior Secured Financing and Unsecured Financing, other than execution and delivery of the Financing Agreement with respect to the Senior Secured Financing or Unsecured Financing, as the case may be, and consummation of the Merger, have been met or concurrently with the consummation of the Senior Secured Financing or Unsecured Financing, as applicable, will be met and no facts or circumstances exist that violate the terms of the Financing Agreement with respect to the Senior Secured Financing and would entitle the lenders to accelerate obligations thereunder) to Parent or Merger Sub on the Anticipated Financing Terms. Parent shall promptly provide the Company with a true, correct, and complete fully executed copy of any amendment, supplement, modification, or waiver to the Financing Letter as promptly as practicable following the execution thereof. Parent shall (x) furnish to the Company complete, correct, and executed copies of the Financing Agreement promptly upon its execution (except that any arranger or agent fees payable solely to JPMorgan may be redacted) and drafts of such documents posted to a lender group and (y) otherwise keep the Company reasonably informed of the status of the efforts of Parent and Merger Sub to arrange the Financing. Each of Parent and Merger Sub will not permit or suffer to exist any express restriction, in the Financing Agreement or otherwise, on Parent’s ability to make any payment required by Section 3.06. Each of Parent and Merger Sub will not enter into any agreement that it knows will be breached by the making of any payment required by Section 3.06.

(ii) Parent shall give the Company prompt notice (x) of any breach or default by any party to the Credit Facility Financing Letter or any Financing Agreement of which Parent becomes aware, or (y) of the receipt of any written notice from JPMorgan or any other lender, initial purchaser, underwriter, holder or trustee with respect to (A) any breach, default, termination, or repudiation by any party to the Financing Letter or the Financing Agreement or any provisions of the Financing Letter or the Financing Agreement or (B) any event, including any dispute or disagreement between or among any parties to the Financing Letter or the Financing Agreement, that would reasonably be expected to prevent or delay the consummation of the Transactions. As soon as reasonably practicable, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x) or (y) of the immediately preceding sentence.

(c) The Company shall use its commercially reasonable efforts to, shall cause each of the Business Entities and the Related Consolidated Entities to use their commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause their respective Representatives to use their commercially reasonable efforts to, provide such cooperation in connection with the Financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Business Entities or the Related Consolidated Entities or involve the payment of any out of pocket expense (other than the fees of Ernst & Young LLP with respect to the preparation of financial information required by this Section 6.08(c) and the fees of Munger, Tolles & Olson LLP) by the Business Entities, the Related Consolidated Entities, or such Representatives that is not advanced by Parent), including using commercially reasonable efforts to (i) make senior management of the Company available to participate in meetings, due diligence sessions, presentations, “road shows,” and sessions with rating agencies, (ii) assist with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses, and similar documents required in connection with the Financing to the extent such documents described in this clause (ii) contain disclosure reflecting or referring to any of the Business Entities or any of the Related Consolidated Entities, (iii) furnish Parent and the Financing Sources with financial and other pertinent information regarding the Company, the Business Entities, and the Related Consolidated Entities reasonably requested by Parent or the Financing Sources, including financial statements, pro forma financial information, and financial data of the type required by Regulation S-X and Regulation S-K (including Item 303) under the Securities Act or other information customarily included or incorporated by reference in a prospectus or prospectus supplement, as applicable, for a registered offering of debt securities pursuant to a registration statement on Form S-3 for the purpose of financing a significant acquisition and information customarily included in a bank information memorandum for the purpose of financing a significant acquisition, (iv) assist Parent in obtaining customary accountants’ comfort letters, accountants’ consents, legal opinions, surveys, environmental assessments, and title insurance, including delivering to the accountants customary management representation letters for purposes of the comfort letter, (v) execute and deliver any underwriting or placement agreements, registration statements, pledge and security documents, customary authorization letters, other definitive financing documents, or other requested certificates or documents as may be reasonably requested by Parent, including a certificate by the Chief Financial Officer or other responsible financial officer of the Company with respect to solvency matters; provided that no obligation of the Company or any Business Entity or Related Consolidated Entity under any agreement, registration statement, document, or certificate delivered under this Section 6.08(c)(v) (other than customary authorization letters) shall be effective until the Closing and no officer of the Company shall be required to provide a certification that is not factually accurate, (vi) satisfy the conditions set forth in the Financing Letter or the Financing Agreement (including the condition that the representations and warranties with respect to the Business Entities and Related Consolidated Entities set forth in the Financing Agreement be true and correct in all material respects) within their control to the extent the satisfaction of such conditions is commercially reasonable and requires any action by or cooperation of the Company, the Business Entities, or the Related Consolidated Entities, (vii) take all corporate actions necessary to permit the consummation of the Financing and to permit the proceeds thereof to be made available at the Closing to Parent, all effective as of the Closing, (viii) as requested by Parent, obtain customary consents from Ernst & Young LLP for use of their reports on the Audited Financial Statements, included or incorporated by reference in the Registration Statement, Financing Registration Statement, and any related prospectus or prospectus supplement or any other filing by Parent with the SEC (provided that Parent has provided such accountants with a draft of the Registration Statement, Financing Registration Statement, or such other filing), and (ix) in the case of the Company only, confirm to Parent that Parent may make, on the Closing Date, in the Financing Agreement with respect to the Senior Secured Financing, representations and warranties with respect to the Business Entities and Related Consolidated Entities that (w) are reasonably requested by the administrative agent under the Senior Secured Financing, (x) are customarily made in secured term loan financings by borrowers with a credit rating equal to or better than Parent after giving effect to the Merger, (y) as of the Closing will be true and correct in all material respects and (z) pertain to a subject matter other than that covered by the representations and warranties made by the Company in this Agreement (such representations and warranties satisfying the requirements of each of the foregoing clauses (w) through (z), the “EQ Representations”); provided, however, that the Company only need provide such confirmation if Parent has provided the Company with (1) a reasonable opportunity to review and comment upon the EQ Representations and representations and warranties related thereto and (2) written notice of the EQ Representations, which notice shall include the certificate contemplated by Section 9.03(a)(iii) and the final draft of the Financing Agreement containing the EQ representations, no later than five (5) Business Days prior to the Closing Date. Parent shall only have the right to disclose confidential information of the business of the Company, the Business Entities, and the Related Consolidated Entities in offering materials in connection with the Financing (x) in the case of the Unsecured Financing, to the extent that outside counsel to Parent advises Parent that such disclosure is required by the Securities Act or the Exchange Act or, in the case of an offering of debt securities that is not registered under the Securities Act, disclosure would be required by the Securities Act or the Exchange Act if such offering were being conducted on a registered basis and (y) in the case of the Senior Secured Financing, to the extent that such disclosure would be customarily provided in a bank information memorandum; provided that no such confidential information may be disclosed to lenders (other than the Lender) unless subject to customary non-disclosure provisions for the benefit of the Company, and no such confidential information may be disclosed to JPMorgan unless JPMorgan has executed a customary non-disclosure agreement for the benefit of the Company. In the event that any offering memorandum or prospectus is prepared in connection with the Financing, the Company and its Representatives shall be given reasonable opportunity to review and comment upon any such offering memorandum or prospectus that includes information about the Company, any Business Entity, or Related Consolidated Entity prior to disclosure of such information, and Parent and Merger Sub shall consider in good faith any comments proposed by the Company to such offering memorandum or prospectus. The Company hereby consents to the reasonable use of the Business Entities’ logos in connection with the Financing in a manner customary for similar financing transactions. Nothing in this Section 6.08 shall require cooperation by the Company, any Business Entity, or any Related Consolidated Entity or their respective Representatives to the extent such cooperation would require the Company, any Business Entity, or any Related Consolidated Entity to take any action that will conflict with or violate such entity’s Governing Documents (as in effect on the date hereof) or any Laws or result in the contravention of, or a material violation of, or material default under, any material agreement to which such entity is a party on the date of this Agreement or reasonably be expected to result in any officer or director of such entity incurring any personal liability that is not contingent upon the Closing. Notwithstanding anything in this Agreement to the contrary, none of the Company, any Business Entity, or any Related Consolidated Entity shall be required to pay any commitment or similar fee or incur any other liability or obligation in connection with the Financing prior to the Closing. Each of Parent and Merger Sub shall indemnify and hold harmless each Member and its Affiliates, Representatives, and equityholders from and against any and all Losses suffered or incurred by them in connection with the arrangement or offering of the Financing and any information utilized in connection therewith (except to the extent that such Losses arise as a result of disclosure by any of the Business Entities or any Related Consolidated Entities supplied to Parent or its Representatives in writing for use in the Financing that is determined to have contained an untrue statement of material fact or omitted a material fact necessary in order to make the statements made therein not misleading).

(d) The Company shall deliver to Parent: (i) no later than May 31, 2012, the audited balance sheet of the Business Entities and the Related Consolidated Entities as of December 31, 2008 and December 31, 2007 and the related audited statements of income and cash flows of the Business Entities and the Related Consolidated Entities for each of the fiscal years then ended prepared in accordance with GAAP applied on a consistent basis and in a form consistent with the requirements of Item 301 of Regulation S-K (and which, for the avoidance of doubt, need not include a management discussion and analysis) and (ii) no later than thirty (30) Business Days after the end of each quarter beginning with the quarter ended June 30, 2012 (but with such obligation ceasing upon the Closing), the unaudited consolidated balance sheet of the Business Entities and the Related Consolidated Entities as of the last day of such quarter and the related unaudited consolidated statements of income and cash flows of the Business Entities and the Related Consolidated Entities for such quarter prepared in accordance with GAAP as required by Regulation S-X under the Securities Act, including notes thereto, subject to normal and recurring year-end adjustments, and which shall have been reviewed by Ernst & Young LLP in accordance with Statements on Auditing Standards 100 issued by the Auditing Standards Board (or any successor standard thereto).

Section 6.09. Member Litigation. From the date hereof until the Closing, or such earlier date on which this Agreement may be terminated in accordance with its terms, the Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any member litigation against the Company and its managers relating to the Transactions; provided, however, that no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned, or delayed). For purposes of this Section 6.09, “participate” means that Parent will be kept reasonably apprised by the Company of proposed strategy and other significant decisions with respect to any member litigation (to the extent the attorney-client privilege between the Company and its counsel is not undermined or otherwise adversely affected), and the Company will make reasonable efforts to allow Parent to observe any deposition or other pre-trial meeting, and Parent may offer comments or suggestions with respect to the litigation but will not be afforded any decision making power or authority over the litigation, except for the right to consent to any settlement as set forth in this Section 6.09.

Section 6.10. Further Action.

(a) The parties hereto shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper, or advisable under applicable Law, and to execute and deliver such documents and other papers as may be required to carry out the provisions of this Agreement and the other Transaction Documents to which it is a party and consummate and make effective the Transactions.

(b) Each of the parties hereto shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain all necessary Consents required to be obtained by it from third parties (other than Governmental Authorities) in connection with the Transactions. Each of the parties hereto shall, and shall cause its Affiliates to, provide reasonable assistance to the other party in obtaining such Consents.

Section 6.11. Intercompany Indebtedness and Agreements.

(a) In connection with the Closing and the transactions contemplated by Section 2.01, the Company shall take, or shall cause its Affiliates to take, all actions necessary, in accordance with agreements and other instruments reasonably acceptable to Parent, so that, as of immediately following the Closing, there shall be no Intercompany Indebtedness; provided that such elimination of Intercompany Indebtedness shall not be required to the extent (i) there is insufficient cash maintained on the balance sheet of any Business Entity or Related Consolidated Entity to pay down any Intercompany Indebtedness, (ii) any such Intercompany Indebtedness is required for any Business Entity or Related Consolidated Entity to remain in compliance with applicable financial solvency ratios, including those established by the California Department of Managed Health Care, or (iii) any such Intercompany Indebtedness is required to ensure that a Business Entity or a Related Consolidated Entity maintains sufficient working capital and cash-on-hand to fund its ongoing business operations.

(b) For the avoidance of doubt, the agreements between one or more Business Entity, on the one hand, and a Related Consolidated Entity, on the other hand, that are set forth in Exhibit F shall remain in full force and effect following the Closing, each in accordance with their respective terms.

(c) Prior to the Closing, HealthCare Partners, LLC shall acquire, to the extent permitted by applicable Law, from the Related Consolidated Entities all their right, title, and interest in and to the Trademarks listed in Section 6.11(c) of the Company Disclosure Schedule, including all the goodwill associated therewith, it being understood that the covenant in this Section 6.11(c) shall not be a condition to Closing.

(d) The Company shall use its commercially reasonable efforts, and shall cause the Subsidiaries and the Related Consolidated Entities to use their commercially reasonable efforts, to take all actions and execute all instruments necessary to effectively transfer to a Business Entity or a Related Entity prior to the Closing the lessee’s or sublessee’s interest in each leased property or subleased property, as the case may be, identified in Section 4.18(b) of the Company Disclosure Schedule as not currently being in the name of a Business Entity or Related Consolidated Entity.

(e) Any and all expenses or Liabilities arising from or related to any action taken pursuant to Section 6.11(c) or Section 6.11(d) shall be excluded from the calculations of Earn-Out EBITDA.

Section 6.12. Name. Immediately following the Effective Time, Parent shall cause its corporate name to be changed to “DaVita HealthCare Partners Inc.” by filing a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware to effect a merger of a newly formed, wholly owned subsidiary of Parent with and into Parent, and to change Parent’s legal name to “DaVita HealthCare Partners Inc.,” in accordance with Section 253 of the Delaware General Corporation Law.

Section 6.13. Board Representation.

(a) At Closing, and in accordance with Article IV of the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), the Parent Board shall increase the Parent Board’s size by one member and shall appoint Robert Margolis, M.D. (the “Executive”) to fill the newly created directorship. This appointment shall include the title of “Co-Chairman”.

(b) For a minimum period of four (4) consecutive annual meetings of stockholders of Parent (each, an “Annual Meeting”) after his initial appointment to the Parent Board, the Executive’s prospective re-nomination for election to the Parent Board shall be assessed in the same manner as is each other Parent incumbent director’s re-nomination when the Nominating and Governance Committee of the Parent Board (the “Committee”) determines each year, in accordance with the Committee’s charter and the Corporate Governance Guidelines of DaVita, which directors it shall select as nominees or recommend to the Parent Board for nomination for election to the Parent Board at the Annual Meeting.

(c) Upon his appointment or election to Parent Board, for a minimum period of four (4) consecutive Annual Meetings, the Executive shall hold the office of “Co-Chairman” until the expiration of his term of office or until his successor is duly elected and qualified, subject to his earlier death, resignation, disqualification, or removal in accordance with the Parent Bylaws and/or applicable Law.

Section 6.14. Tail Insurance Policies.

(a) Prior to the Closing, Parent, on behalf of the Company, shall secure a combined directors’ and officers’ liability and employment practices liability run-off insurance policy package having an effective date on the Effective Time and ending on a date that is six (6) years after the Effective Time (“D&O/EPL Tail Policies”). One-half of the premiums for the D&O/EPL Tail Policies shall be prepaid by each of the Company and Parent for the full six (6) year term of the D&O/EPL Tail Policies, subject to Section 6.14(c). Parent shall provide the Company with an opportunity to review the D&O/EPL Tail Policies proposal, and any amendment or supplement thereto, prior to securing such D&O/EPL Tail Policies.

(b) Prior to the Closing, Parent, on behalf of the Company, shall secure run-off fiduciary liability insurance policies having an effective date on the Effective Time and ending on a date that is six (6) years after the Effective Time (“Fiduciary Tail Policies”). One-half of the premiums for the Fiduciary Tail Policies shall be prepaid by each of the Company and Parent for the full six (6) year term of the Fiduciary Tail Policies, subject to Section 6.14(c). Parent shall provide the Company with an opportunity to review the Fiduciary Tail Policies proposal, and any amendment or supplement thereto, prior to securing such Fiduciary Tail Policies.

(c) Notwithstanding any provision in this Section 6.14 to the contrary, in no event shall the aggregate amount of premiums payable by the Company pursuant to Section 6.14(a) and Section 6.14(b) exceed $275,000, and if the aggregate amount of premiums payable pursuant to Section 6.14(a) and Section 6.14(b) exceeds $550,000, then the Company shall bear $275,000 of such premiums and Parent shall solely bear the remainder of such premiums. In addition, any premiums paid by the Company on or prior to the Closing pursuant to Section 6.14(a) or Section 6.14(b) shall be excluded from the calculations of Earn-Out EBITDA, Indebtedness Amount, and Net Working Capital.

Section 6.15. Tax Matters.

(a) Filing of Tax Returns. The Company shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Business Entities or the Related Consolidated Entities that are required to be filed on or prior to the Closing Date, and the Member Representative shall prepare or cause to be prepared and file or cause to be filed all income Tax Returns for the Business Entities or the Related Consolidated Entities that are filed after the Closing Date with respect to any Pre-Closing Tax Period ending on or prior to the Closing Date; provided that, with respect to each material income Tax Return to be filed by the Member Representative after the Closing Date, the Member Representative shall deliver a draft of such Tax Return to Parent no later than thirty (30) days prior to the due date thereof (after giving effect to any extensions for filing), and the Member Representative shall make such revisions to such Tax Returns as are reasonably requested by Parent; provided that to the extent any such Tax Return is required to be filed within thirty (30) days after the Closing Date, the Member Representative shall deliver such Tax Return to Parent as soon as possible following the Closing Date, and sufficiently in advance of filing that Parent shall have a reasonable opportunity to review and comment on such Tax Return. Parent shall prepare or cause to be prepared and file or cause to be filed all other Tax Returns for the Business Entities or the Related Consolidated Entities that are required to be filed after the Closing Date; provided that, with respect to each Tax Return that relates or could reasonably relate to the payment of Indemnified Taxes and that involves a tax liability obligation of $100,000 or more, and each income Tax Return that relates to a Straddle Period, Parent shall deliver a draft of such Tax Return to the Member Representative no later than thirty (30) days prior to the due date thereof (after giving effect to any extensions for filing), and Parent shall make such revisions to such Tax Returns as are reasonably requested by the Member Representative; provided that, to the extent any such Tax Return is required to be filed within thirty (30) days after the Closing Date, Parent shall deliver such Tax Return to the Member Representative as soon as possible following the Closing Date, and sufficiently in advance of filing that the Member Representative shall have a reasonable opportunity to review and comment on such Tax Return. All such Tax Returns shall be prepared on a basis consistent with past practice, procedures and accounting methods of the relevant Business Entities and Related Consolidated Entities, unless prohibited by applicable Tax Law.

(b) Amended Returns; Retroactive Elections; Refunds. Parent shall not, and shall not cause or permit any Business Entity or Related Entity to, (i) amend any Tax Returns filed with respect to any Pre-Closing Tax Period, or (ii) make any Tax election (including, for the avoidance of doubt, any Tax election pursuant to the AMG Documents, other than an election under Section 754 of the Code as contemplated by the AMG Documents) that has retroactive effect to any Pre-Closing Tax Period, in each case, without the prior written consent of the Member Representative, which shall not be unreasonably withheld, conditioned, or delayed. Any Tax refunds or credits that are received by Parent, any Business Entity, or any Related Entity following the Closing Date and that directly relate to Indemnified Taxes (or that relate to Taxes or Tax reserves that are taken into account as a current liability for purposes of calculating Final Net Working Capital) shall be for the account of the Members and the holders of Company Options, and Parent shall pay over the amount of any such refund or credit to the Member Representative on behalf of the Members and the holders of Company Options within thirty (30) days after receipt; provided that the obligation of Parent to make any payments pursuant to this sentence shall survive for the same period as any Escrowed Merger Consideration remains in the Escrow Account or the Tax Indemnity Account and shall be subject to the same limitations imposed on any Losses attributable to Indemnified Taxes pursuant to Section 8.04(a)(ii) and Section 8.04(a)(iii).

(c) Cooperation on Tax Matters. Parent, the Company, and the Member Representative shall, and Parent and the Company shall cause the Business Entities and the Related Consolidated Entities to, cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of all Tax Returns pursuant to this Section 6.15 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such Tax Returns or audit, litigation or other proceeding and making employees or other persons available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and to assist in the preparation of Tax Returns. Parent, the Company, and the Member Representative agree (i) to retain (and Parent and the Company agree to cause the Business Entities and Related Consolidated Entities to retain) all books and records with respect to Tax matters pertinent to the Business Entities or the Related Consolidated Entities relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Parent or the Member Representative, any extensions thereof) of the respective taxable periods, and to abide by (and Parent and the Company agree to cause the Business Entities and Related Consolidated Entities to abide by) all record retention agreements entered into with any taxing authority, and (ii) to give (and Parent and the Company agree to cause the Business Entities and Related Consolidated Entities to give) the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Parent, the Company, or the Member Representative, as the case may be, shall allow the other party to take possession of such books and records. Parent, the Company, and, following the Closing, the Member Representative further agree, upon request, to use their reasonable efforts to obtain (or cause to be obtained) any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the Transactions or otherwise.

(d) Information Reporting. Parent, the Company, and the Member Representative agree, upon request, to provide (and Parent and the Company, agree, upon request, to cause the Business Entities and Related Consolidated Entities to provide) the other party with all information in their possession or control that either party may be required to report pursuant to Section 6043 or Section 6043A of the Code, or Treasury Regulations promulgated thereunder.

(e) Conveyance Taxes. The liability for all Conveyance Taxes shall be borne 50% by the Members and 50% by Parent. Parent, the Company and, following the Closing, the Member Representative shall cooperate and, as required by applicable Law, join, and Parent or the Company shall cause the Business Entities or the Related Consolidated Entities to join, as applicable, in the execution of all necessary Tax Returns and other documentation with respect to Conveyance Taxes.

(f) Allocation of Purchase Price. Within one hundred twenty (120) days after the Closing Date, Parent and the Member Representative shall jointly prepare or cause to be prepared an allocation (the “Purchase Price Allocation”) of the consideration delivered pursuant to this Agreement (and all other capitalized costs) among the acquired assets of the Business Entities in accordance with Section 1060 of the Code and the Treasury Regulations issued thereunder (and any similar provisions of state, local, or other Law, as appropriate), which allocation shall be binding upon the parties for applicable U.S. federal income and state and local and other Tax purposes. Following the Closing, Parent and the Member Representative and their respective representatives shall cooperate in the preparation of the Purchase Price Allocation, including by Parent allowing the Member Representative and its representatives to have reasonable access to personnel of Parent, the Business Entities and the Related Entities and to such records and other information as reasonably necessary or desirable to prepare the Purchase Price Allocation. If the parties do not agree on a final form of the Purchase Price Allocation within the one hundred twenty (120) day period, then each party shall (i) provide to the other party such party’s proposed form of Purchase Price Allocation, and (ii) specify in writing those aspects of the form of Purchase Price Allocation proposed by the other party that such party disputes. The parties shall thereafter negotiate in good faith for a further period of fifteen (15) Business Days in order to resolve such disputes. If the parties do not reach an agreement in writing as to the Purchase Price Allocation within the foregoing timeframe, then the matters disputed by the parties shall be submitted for arbitration by a nationally recognized accounting firm that agrees to use its best efforts to complete such arbitration within forty-five (45) days and that is reasonably acceptable to (and independent of) Parent and the Member Representative (the “Purchase Price Allocation Accounting Firm”), which shall arbitrate the dispute and submit a written statement of its adjudication, which statement, when delivered to Parent and the Member Representative, shall become final and binding upon the parties and shall, together with those aspects of the proposed forms of Purchase Price Allocation submitted by the parties as to which no objection was made, constitute the Purchase Price Allocation. If Parent and the Member Representative do not agree on the Purchase Price Allocation Accounting Firm after a reasonable period of time, the Purchase Price Allocation Accounting Firm shall be Deloitte LLP. The Purchase Price Allocation Accounting Firm shall be instructed that it may only consider those items set forth in the proposed forms of Purchase Price Allocation that are in dispute. The determination of the Purchase Price Allocation Accounting Firm shall (i) be within the range of dispute between Parent and the Member Representative, and (ii) constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by any court having jurisdiction thereof. The fees and expenses of the Purchase Price Allocation Accounting Firm shall be borne equally by Parent and the Members, with the Members’ share of any such fees and expenses being paid from the MR Escrow Account. Parent and the Member Representative shall, and Parent shall cause the Business Entities and the Related Consolidated Entities to, report, act and file Tax Returns in all respects and for all purposes consistent with the Purchase Price Allocation. Parent and the Member Representative shall, and Parent shall cause the Business Entities and the Related Consolidated Entities to, timely and properly prepare, execute, file and deliver all such documents, forms and other information as may be reasonably requested by Parent or the Member Representative to prepare the Purchase Price Allocation. Neither Parent nor the Member Representative shall take, and Parent shall cause the Business Entities and the Related Consolidated Entities not to take, any position (whether in audits, Tax Returns, financial statements, or otherwise) that is inconsistent with such Purchase Price Allocation unless required to do so by applicable Law.

(g) Company Options. The parties hereto agree that any available Tax deductions attributable to (i) the exercise of Company Options pursuant to this Agreement, (ii) payments made on or prior to the Closing Date with respect to the cancellation of Company Options pursuant to this Agreement, (iii) payments made on or prior to the Closing Date pursuant to the Nevada Settlement Agreements, or (iv) any severance payments or other compensation paid or accrued directly by any of the Business Entities or the Related Entities and in respect of an employment relationship maintained with such Business Entity or Related Entity prior to or as of the Closing Date, shall in each case be allocated to the Pre-Closing Tax Period and shall be for the benefit of the Members, and the parties hereto shall act and prepare and file all Tax Returns, and shall cause their Affiliates to act and prepare and file all Tax Returns, in all respects and for all purposes consistent with such treatment and in accordance with applicable Law.

(h) Pre-Closing Liquidation of Blocker Corporation. In connection with the Closing and the transactions contemplated by Section 2.01, and notwithstanding anything in Section 6.01 to the contrary, the Company shall take, or shall cause its Affiliates to take, all actions necessary, in accordance with agreements and instruments reasonably acceptable to Parent, so that (i) prior to the Merger, HCP Blocker Corporation, a Delaware corporation (“Blocker Corporation”), shall either merge with and into the Company with the Company surviving or otherwise be completely liquidated for all applicable tax purposes and cease to exist as a separate entity (the “Liquidation”) and (ii) in connection with the Liquidation, the Class A Units held by Blocker Corporation shall be redeemed, cancelled, or otherwise eliminated by the Company. Following the Closing, the Member Representative shall prepare or cause to be prepared, and shall timely file or cause to be timely filed, any Tax Returns required to be filed by Blocker Corporation, including its final Tax Returns for the year in which the Liquidation occurs (the “Blocker Tax Returns”), to the extent not filed prior to the Closing, and the Member Representative shall also ensure that the Liquidation is properly reflected and reported on such Blocker Tax Returns as a taxable liquidation that occurred in the Pre-Closing Tax Period of the Company; provided that the Member Representative (or, if prior to the Closing, the Company) shall deliver or cause to be delivered a draft of any Blocker Tax Return that is to be filed to Parent no later than thirty (30) days prior to the due date thereof (after giving effect to any extensions for filing), and the Member Representative (or, if prior to the Closing, the Company) shall make such revisions to such Blocker Tax Return as are reasonably requested by Parent; provided, further, that to the extent any such Blocker Tax Return is required to be filed within thirty (30) days after the Closing Date, the Member Representative shall deliver or cause to be delivered a draft of any such Blocker Tax Return to Parent as promptly as practicable following the Closing Date, and in a manner that allows Parent adequate time to sufficiently review such Blocker Tax Return. In addition, in connection with the filing of any Blocker Tax Return to be filed by or on behalf of the Member Representative after the Closing and pursuant to the preceding sentence, and no later than the date on which any such Blocker Tax Return is filed, Parent shall timely pay (or cause one of its Affiliates to timely pay) an amount of cash equal to the portion of the Blocker Tax Liability shown as owing on such Blocker Tax Return on behalf of Blocker Corporation and the Company, and shall coordinate with the Member Representative to ensure that such amount is properly remitted to the appropriate taxing authority on behalf of Blocker Corporation and the Company in connection with the filing of the applicable Blocker Tax Return. For the avoidance of doubt, the payment of Taxes in respect of the Blocker Tax Liability by Parent (or by one of Parent’s Affiliates) on behalf of Blocker Corporation and the Company pursuant to this Section 6.15(h) shall not prevent Parent from seeking indemnity pursuant to Section 8.02(d) in the event that any additional Taxes that are not taken into account for purposes of determining Final Net Working Capital are subsequently owed in respect of the Blocker Tax Liability and in connection with the Liquidation.

Section 6.16. Employment and Employee Benefits Matters; Other Plans.

(a) The Company shall, and shall cause the Business Entities and Related Consolidated Entities to, cooperate and work with Parent to help Parent identify employees of HCPMGI who provide non-medical services to the Business Entities or Related Entities and whose employment will be transferred to the Surviving Entity, Parent, or any of their Subsidiaries (the “Affected Employees”). Such transfer of the Affected Employees shall occur effective as of the Closing Date, unless Parent gives written notice to the Company at least sixty (60) days prior to the Closing Date that such transfer of Affected Employees shall instead occur as of January 1, 2013 (either such transfer date referred to herein as the “Employee Transfer Date”). With respect to the Affected Employees, the Company shall, and shall cause the Business Entities and Related Consolidated Entities to, assist Parent in its efforts to enter into, or have the Company or any of their Subsidiaries enter into, an offer letter or such other service arrangement as Parent shall deem appropriate with such employee as soon as practicable after the date hereof and in any event prior to the Employee Transfer Date, which offer or arrangement shall be effective immediately following the Employee Transfer Date. Notwithstanding any of the foregoing, none of Parent, the Company, the Surviving Entity, or any of their respective Affiliates shall have any obligation to make an offer of employment or provide such other service arrangement to, or otherwise transfer the employment of, any employee of HCPMGI who solely provides medical services to the Business Entities or Related Entities. Effective immediately following the Employee Transfer Date, the Company shall, and shall cause the Business Entities and Related Consolidated Entities to, take all action necessary to cause HCPMGI to terminate the employment of each of the Affected Employees who has received, but not accepted, an offer of employment or such other service arrangement as Parent shall deem appropriate with Parent, the Company, the Surviving Entity, or any of their Subsidiaries effective immediately following the Employee Transfer Date. Affected Employees who accept offers of employment from, or whose employment will otherwise be transferred to, Parent, the Company, the Surviving Entity, or any of their Subsidiaries shall be referred to herein as “Transferred Employees”. Parent shall promptly reimburse the Business Entities and the Related Consolidated Entities for their reasonable, out-of-pocket costs incurred as a result of complying with this Section 6.16(a) with respect to the Affected Employees, other than any such costs that result from the Business Entities’ or the Related Consolidated Entities’ violation of applicable Law, unless such violation of Law occurred as a result of the Business Entities’ or the Related Consolidated Entities’ compliance with this Section 6.16(a). Any and all expenses arising from or related to any action taken pursuant to this Section 6.16(a) shall be excluded from the calculations of Earn-Out EBITDA. Any and all Liabilities arising from or related to any action taken pursuant to this Section 6.16(a) shall be excluded from the calculations of Indebtedness Amount and Net Working Capital. Any and all cash expended in the compliance with this Section 6.16(a) (net of any reimbursement received by any Business Entity or Related Consolidated Entity from Parent pursuant to this Section 6.16(a)) that would otherwise have reduced Net Working Capital shall be added back to Net Working Capital.

(b) Without limiting any additional rights that current employees of the Business Entities who continue employment with Parent, the Surviving Entity, or any of their Affiliates following the Closing Date (such employees, with the Transferred Employees, referred to herein as “Continuing Employees”) may have under any Plan, from and after the Effective Time and until December 31, 2013, Parent shall cause the Surviving Entity and each of the Related Entities to maintain the severance practices and policies of the Company and the Related Entities that are set forth on Section 6.16(b) of the Company Disclosure Schedule (the “Severance Arrangements”) in accordance with the terms and conditions set forth therein and provide the severance benefits set forth therein to any Continuing Employee whose employment is involuntarily terminated by Parent, the Surviving Entity, or any of their Affiliates following the Effective Time (or following the Employee Transfer Date in the case of Transferred Employees) but on or before December 31, 2013, under circumstances that would otherwise entitle such individual to severance benefits in accordance with the terms and conditions of such Severance Arrangements, provided that the provision of such severance benefits would be consistent with past practice.

(c) From and after the Effective Time (or from and after the Employee Transfer Date in the case of Transferred Employees) and until December 31, 2013, the base salary, target annual bonus opportunity, and target commission opportunity in effect as of immediately prior to the Closing Date shall not be decreased for the Continuing Employees that remain employed during that period.

(d) From and after the Effective Time and until December 31, 2013, with respect to Continuing Employees other than the Transferred Employees, Parent will cause the Surviving Entity (or its Subsidiaries) to maintain for such Continuing Employees each Plan that is an “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA (other than the Severance Arrangements) and each other Plan that provides vacation, sick, or personal time off (collectively, the “Welfare Plans”) pursuant to its terms in effect immediately prior to the Effective Time, except to the extent any such plan must be amended to comply with applicable Law. Effective as of January 1, 2014, Parent shall, or shall cause the Surviving Entity (or its Subsidiaries) to, either (i) continue the Welfare Plans or adopt new employee welfare plans, programs, or arrangements, (ii) permit such Continuing Employees to participate in the employee welfare plans, programs, or policies (including any severance, vacation, sick, or personal time off plans or programs) of Parent or its Affiliates, or (iii) a combination of clauses (i) or (ii). From and after January 1, 2014, Parent shall, or shall cause its Affiliates to, (y) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to Continuing Employees (other than the Transferred Employees) to the extent such Continuing Employees were not subject to such preexisting conditions and limitations and eligibility waiting periods under the comparable Welfare Plan as of immediately prior to January 1, 2014, and (z) with respect to a Welfare Plan that provides for group health plan benefits and has a plan year that is other than the calendar year, provide each such Continuing Employee with credit for any deductibles or out of pocket expenses paid under such Plan in the plan year in effect as of January 1, 2014, in satisfying any applicable deductible or out of pocket requirements under any group health plans of Parent or its Affiliates that such employees are eligible to participate in as of January 1, 2014, to the same extent that such expenses were recognized under the comparable Welfare Plan.

(e) From and after the Employee Transfer Date and until December 31, 2013, with respect to the Transferred Employees, Parent shall, or shall cause the Surviving Entity (or its Subsidiaries) to, either (i) continue or commence participation in the Welfare Plans or other employee welfare plans, programs, or arrangements of a Related Entity in which such Transferred Employees participated immediately prior to the Effective Time or adopt new employee welfare plans, programs, or arrangements that are substantially identical to or more favorable than such plans, programs, or arrangements (the “New Plans”), (ii) permit such Transferred Employees to participate in the employee welfare plans, programs, or policies (including any severance, vacation, sick, or personal time off plans or programs) of Parent or its Affiliates, or (iii) a combination of clauses (i) or (ii); provided, however, that the benefits provided to the Transferred Employees are substantially identical to or more favorable than the benefits provided to such Transferred Employees pursuant to the Welfare Plans or other employee welfare plans, programs, or arrangements of a Related Entity in which they participated immediately prior to the Effective Time. Effective as of January 1, 2014, Parent shall, or shall cause the Surviving Entity (or its Subsidiaries) to, either (i) continue participation in the Welfare Plans or other employee welfare plans, programs, or arrangements of a Related Entity, continue the New Plans or adopt new employee welfare plans, programs, or arrangements, (ii) permit the Transferred Employees to participate in the employee welfare plans, programs, or policies (including any severance, vacation, sick, or personal time off plans or programs) of Parent or its Affiliates, or (iii) a combination of clauses (i) or (ii). From and after the Employee Transfer Date, Parent shall, or shall cause its Affiliates to, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any New Plan or the group health plans of Parent or its Affiliates in which a Transferred Employee will participate to be waived with respect to such Transferred Employee to the extent such Transferred Employee was not subject to such preexisting conditions and limitations and eligibility waiting periods under the comparable employee welfare plans, programs, or arrangements of the Surviving Entity or a

Related Entity in which such Transferred Employee participated as of immediately prior to the date the Transferred Employee’s participation will commence under any New Plan or the group health plans of Parent or its Affiliates, as applicable, and (ii) provide each Transferred Employee with credit for any deductibles or out of pocket expenses paid under such employee welfare plans, programs, or arrangements of the Surviving Entity or a Related Entity in which such Transferred Employee participated as of immediately prior to the date the Transferred Employee’s participation will commence under any New Plan or the group health plans of Parent or its Affiliates, as applicable, in the plan year in effect as of such date in satisfying any applicable deductible or out of pocket requirements under any New Plan or group health plans of Parent or its Affiliates that such employee is eligible to participate in to the same extent that such expenses were recognized under the comparable employee welfare plans, programs, or arrangements of the Surviving Entity or a Related Entity.

(f) From and after the Effective Time and until December 31, 2013, Parent shall, or shall cause the Surviving Entity or its Subsidiaries to, maintain, or as applicable commence or continue participation in, each Plan intended to include a Code Section 401(k) arrangement pursuant to its terms in effect immediately prior to the Effective Time, except to the extent any such plan must be amended to comply with applicable Law.

(g) From and after the Employee Transfer Date and until December 31, 2013, with respect to the Transferred Employees, Parent shall, or shall cause the Surviving Entity (or its Subsidiaries) to adopt a new nonqualified deferred compensation plan; provided, however, that the benefits provided to each Transferred Employee who elects to participate in such deferred compensation plan are no less favorable in the aggregate than the benefits provided to such Transferred Employees pursuant to the Deferred Compensation Plan or Deferred Compensation Plan 2 of HCPMGI in which the Transferred Employee participated immediately prior to the Effective Time. It is the intent of the parties that in the event any Transferred Employee is paid a distribution or commences receipt of distributions pursuant to the Deferred Compensation Plan or Deferred Compensation Plan 2 of HCPMGI as a result of his or her termination of employment from HCPMGI in connection with the Closing, Parent shall, or shall cause the Surviving Entity (or its Subsidiaries) to, pay to the Transferred Employee an amount in cash to make the Transferred Employee whole for the income taxes payable with respect to any such distributions (the “DC Distribution Tax Payment”), as well as any income and employment taxes payable on the DC Distribution Tax Payment (the “Income Tax Payment” and together with the DC Distribution Tax Payment, the “Deferred Compensation Tax Payment”) such that the Transferred Employee is in no worse position than if no distribution from the Deferred Compensation Plan or Deferred Compensation Plan 2 had occurred. With respect to a Transferred Employee who has elected or is required to receive a lump sum distribution, the Deferred Compensation Tax Payment shall be paid within fifteen (15) Business Days of the distribution. Following the date of this Agreement, the Company and Parent shall work together in good faith to determine (i) whether any distributions from the Deferred Compensation Plan or Deferred Compensation Plan 2 of HCPMGI are scheduled to be made to individuals who are anticipated to be Transferred Employees in the form of either a lump sum or installments and (ii) when the Deferred Compensation Tax Payment will be made to eligible Transferred Employees who have elected distributions in the form of installment payments. Notwithstanding any provision in this Agreement to the contrary, (i) Parent shall be solely liable and responsible for all Liabilities arising from or related to, the Deferred Compensation Tax Payment and in no event shall any Member be deemed, pursuant to Section 8.02, to have indemnified any Parent Indemnified Party for any Losses arising from or related to Deferred Compensation Tax Payment and (ii) (x) any and all expenses arising from or related to the Deferred Compensation Tax Payment shall be excluded from the calculations of Earn-Out EBITDA, (y) any and all Liabilities arising from or related to the Deferred Compensation Tax Payment shall be excluded from the calculations of Indebtedness Amount and Net Working Capital, and (z) any and all cash expended in making the Deferred Compensation Tax Payment that would otherwise have reduced Net Working Capital shall be added back to Net Working Capital.

(h) As of the date Continuing Employees are eligible to participate in the employee benefit plans, programs, or policies of Parent or its Affiliates (the “Parent Plans”), Parent will, or will cause the Surviving Entity to, give Continuing Employees full credit under such Parent Plans for purposes of eligibility, vesting and determination of level of benefits (but not to the extent that such credit would result in duplication of benefits) for the Continuing Employees’ service with the Business Entities and Related Entities and their predecessor entities to the same extent recognized by the Company, the Business Entities, and the Related Entities immediately prior to the Effective Time under an analogous Plan.

(i) Parent shall cause the Surviving Entity and each of the Parent Subsidiaries, for a period commencing at the Effective Time and ending ninety (90) days thereafter, not to effectuate a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 (together with any similar state or local Law, “WARN”) without complying with all provisions of WARN or any similar provision of applicable foreign Law. Notwithstanding any provision in this Agreement to the contrary, in the event Parent terminates, or requests or causes the termination of, the employment of any employee of any Business Entity or Related Entity with such Business Entity or Related Entity on or following the Closing (whether or not such employee is thereafter promptly employed by any Business Entity or Related Entity), (i) Parent shall be solely liable and responsible for compliance with, and for all Liabilities arising from or related to, such termination under WARN and any similar state or local law or ordinance and in no event shall any Member be deemed, pursuant to Section 8.02, to have indemnified any Parent Indemnified Party for any Losses arising from or related to any such termination and (ii) (x) any and all expenses arising from or related to any such termination under WARN and any similar state or local law or ordinance shall be excluded from the calculations of Earn-Out EBITDA, and (y) any and all Liabilities arising from or related to any such termination under WARN and any similar state or local law or ordinance shall be excluded from the calculations of Indebtedness Amount and Net Working Capital.

(j) No provision of this Section 6.16 or any other provision of this Agreement, express or implied: (i) shall be construed to establish, amend, or modify any Plan, any benefit plan, program, agreement, or arrangement or the terms of any sub agreements or sub plans, terms and conditions, restrictive covenants, or participation requirements thereof, except and to the extent such amendment is explicitly contemplated by the express language of this Agreement; (ii) shall, following the second anniversary of the Effective Time, limit the ability of Parent or any of its Affiliates (including, following the Effective Time, the Surviving Entity and any of its Subsidiaries) to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them; (iii) is intended to confer upon any current or former employee (including any Continuing Employee) or any other Person any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment; or (iv) is intended to confer upon any Continuing Employee any rights or remedies under this Section 6.16, including the right to enforce any obligations of Parent or the Surviving Entity contained in this Section 6.16 as a third party beneficiary.

Section 6.17. Section 16 Matters. Prior to the Effective Time, each of the Company and Parent shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Company Common Units or acquisitions of Parent Common Stock (including, in each case, derivative securities) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.18. Equity and Other Long-Term Incentive Compensation.

(a) It is the intent of the parties hereto that the aggregate magnitude of the long-term incentive awards described in this Section 6.18, whether in stock-based or cash-based form, shall result in aggregate compensation expense (excluding any compensation expense attributable to any stock-based or cash-based awards granted to Robert Margolis, M.D.) of approximately $40,000,000, to be expensed over the applicable vesting period(s).

(b) If Parent provides written notice no later than ten (10) Business Days prior to the Closing Date, the Company shall grant Stock-Based Awards under the Company Plan to the groups of Continuing Employees and in the amounts and subject to the terms and conditions to be set forth on a schedule to be mutually agreed upon in good faith between Parent and the Company’s CEO as soon as administratively practicable following the date of this Agreement, provided that such Stock-Based Awards shall be effective as of immediately prior to, but contingent upon, the Effective Time. The number of Company Common Units subject to each such Stock-Based Award shall be determined by dividing (1) the quotient obtained by dividing the dollar amount set forth for the recipient on the schedule described in this Section 6.18(b) by an amount equal to the product of the One Day Parent Stock Volume-Weighted Average Price as of the date of grant and 52.0875% by (2) the Exchange Ratio. If applicable, the per unit base or exercise price of such award shall be determined by multiplying the closing price of Parent Common Stock on the New York Stock Exchange on the Closing Date by the Exchange Ratio. Each Stock-Based Award will be subject to the terms, definitions and provisions of the Company Plan, with such amendments as Parent shall deem necessary or appropriate and which will be effective solely with respect to the Stock-Based Awards, and an applicable form of award agreement to be provided by Parent. Parent will consult in good faith with the Company’s CEO but will make the final determination in its discretion as to the amendments that Parent deems necessary or appropriate for the Company Plan and the intended assumption by Parent of any Stock-Based Awards, provided that such amendments shall not adversely effect the intended economic benefits to be granted to Continuing Employees pursuant to this Section 6.18(b). Prior to the Effective Time, and subject to the advance review and approval of Parent, which shall not be unreasonably withheld, conditioned or delayed, the Company shall have taken all actions necessary to effect the grant of any Stock-Based Awards directed by Parent to be made, including delivering all required notices, adopting appropriate forms of award agreement for the Stock-Based Award (which shall provide, among other things, for a vesting commencement date of no earlier than the Effective Time, for no accelerated vesting as a result of the Merger, and that such Stock-Based Awards shall terminate in the event this Agreement is terminated pursuant to ARTICLE IX hereof), authorizing the granting of the type(s) of Stock-Based Awards contemplated in this Section 6.18(b), and obtaining any required consents and/or approvals necessary to effectuate the provisions of this Section 6.18(b) and which may otherwise be required pursuant to applicable Law.

(c) Notwithstanding anything herein to the contrary, if Parent obtains a recommendation by ISS of a vote “for” the amendment to its 2011 Incentive Award Plan described in Parent’s Proxy Statement for its 2012 Annual Stockholder Meeting, Parent shall not direct the Company to grant, and the Company shall not grant, any Stock-Based Awards.

(d) As soon as practicable, but in no event later than twenty-one (21) days after the Closing Date, Parent agrees to grant cash-settled performance-based long-term incentive plan awards to the groups of Continuing Employees and in the amounts and subject to the terms and conditions to be set forth on a schedule to be mutually agreed upon by Parent and the Company’s CEO as soon as administratively practicable following the date of this Agreement. In addition, in the event that no Stock-Based Awards will be granted in accordance with Section 6.18(b), within twenty-one (21) days after the Closing Date, Parent agrees to grant stock-based awards to the groups of Continuing Employees and in the amounts and subject to the terms and conditions to be set forth on a schedule to be mutually agreed upon by Parent and the Company’s CEO as soon as administratively practicable following the date of this Agreement. The number of shares of Parent Common Stock subject to each such stock-based award shall be determined by dividing the dollar amount set forth for the recipient on the schedule described in this Section 6.18(d) by an amount equal to the product of the One Day Parent Stock Volume-Weighted Average Price as of the date of grant and 52.0875%. If applicable, the per unit base or exercise price of such award shall be determined by the closing price of Parent Common Stock on the New York Stock Exchange on the date of grant. Finally, with respect to the portion of the approximately $40,000,000 of long-term incentive compensation expense referenced in Section 6.18(a) above that remains after any grants of long-term incentive awards are made either immediately prior to Closing in accordance with Section 6.18(b) or within twenty-one (21) days following the Closing Date in accordance with this Section 6.18(d), as soon as practicable, but in no event later than five (5) Business Days after the one year anniversary of the Closing Date, Parent agrees to grant stock-based awards to the groups of Continuing Employees and in the amounts and subject to the terms and conditions to be set forth on a schedule to be mutually agreed upon by Parent and the Company’s CEO as soon as administratively practicable following the date of this Agreement.

(e) It is the intent of the parties that any long-term incentive awards for any new employees of Parent, the Surviving Entity, or any of their Affiliates will be mutually agreed upon in good faith between Parent and the Company’s CEO, consistent with appropriate corporate governance, including Parent’s corporate policy on long-term incentive compensation. Parent’s CEO and the Parent Board shall retain ultimate decision-making authority as it relates to the corporate policy on long-term incentive compensation. Notwithstanding the above, to the extent Parent recommends taking or opposing any action or decision with respect to any long-term incentive awards for a new employee of Parent, the Surviving Entity, or any of their Affiliates and the Company’s CEO is opposed to such Parent recommendation or decision, the Company’s CEO has the right to request that the Parent Board decide the issue, in which case the matter shall be determined by the Parent Board (and no such taking or opposing such action or decision shall be acted upon until such time as the Parent Board approves such taking or opposing such action or decision after considering in good faith the objections of the CEO).

Section 6.19. Earn-Out EBITDA LTIP. In the event that the Earn-Out EBITDA for the fiscal year ended December 31, 2013 is equal to or greater than $600,000,000 or payment of the Second Tranche is accelerated pursuant to Section 3.06(e), then Parent shall, no later than the first date of payment of the Second Tranche (including as such payment may be accelerated pursuant to Section 3.06(e)), grant cash-settled performance-based long-term incentive plan awards, totaling $20,000,000 in the aggregate, to the groups of individuals and in the amounts and subject to the terms and conditions to be set forth on a schedule to be mutually agreed upon by Parent and the Company’s CEO.

Section 6.20. AMG Documents. Notwithstanding any other provision in this Agreement to the contrary, each of the parties hereto acknowledges and agrees that (i) the transactions contemplated by the AMG Documents shall not be effected or be otherwise deemed to have been consummated, or otherwise have any effect on the Business Entities or the Related Entities, prior to the Closing and (ii) Earn-Out EBITDA, EBITDA, Indebtedness, Indebtedness Amount, and Net Working Capital shall be calculated as though the transactions contemplated by the AMG Documents had never been agreed to or consummated. The parties hereto acknowledge and agree that the amount of the capital contribution made by Seismic Medical Group, PC, a California professional corporation, to HCPAMG in exchange for an interest therein pursuant to Amendment No. 5 to the Second Amended and Restated Partnership Agreement of HCPAMG corresponds to their understanding of the fair market value of such interest and the aggregate net fair market value of the assets and liabilities of HCPAMG.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.01. Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties, and Covenants. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement, after disregarding all qualifications contained therein relating to materiality or Parent Material Adverse Effect, shall be true and correct at and as of the date of this Agreement and at and as of the Closing, as though made at and as of the Closing (or, if made as of a specific date, on and as of such date), except where the failure of all such representations or warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; (ii) the covenants and agreements contained in this Agreement to be complied with by Parent and Merger Sub on or before the Closing shall have been complied with in all material respects; and (iii) the Company shall have received a certificate of Parent signed by a duly authorized officer thereof dated as of the Closing Date certifying the matters set forth in clauses (i) and (ii) above;

(b) Governmental Approvals. Any waiting period (and any extensions thereof) under the HSR Act shall have expired or have been terminated;

(c) No Action. There shall not be threatened, instituted or pending any order, action or proceeding, before any court or other Governmental Authority with jurisdiction over material operations of the Company’s business (i) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly restrain or prohibit, in any material respect, the consummation of the Transactions or seeking to obtain material damages in connection with the Transactions, (ii) imposing or seeking to impose material limitations on the ability of Parent or any of its Affiliates to acquire or hold or to exercise full rights of ownership of any securities of the Business Entities, (iii) seeking to prohibit direct or indirect ownership or operation by Parent or any of its Affiliates of all or any material portion of the business or assets of the Business Entities, or to compel Parent or any of its Affiliates or the Related Entities to dispose of or to hold separately all or a material portion of the business or assets of Parent and its Affiliates or of the Business Entities, as a result of the Transactions, (iv) materially restricting or materially prohibiting the operations of the Related Entities’ respective businesses after the Closing in any geographic or product market or in any Program, or (v) seeking to invalidate or render unenforceable any material provision of this Agreement or any of the other Transaction Documents, in each case of clauses (ii), (iii), and (iv) above, only if any such action could reasonably be expected to materially and adversely affect Earn-Out EBITDA for the fiscal year ended December 31, 2012 or December 31, 2013;

(d) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced, or entered any Law (whether temporary, preliminary, or permanent) that has the effect of prohibiting or making illegal the Transactions;

(e) Registration Statement. The Registration Statement (as amended or supplemented) has been declared effective and shall be effective under the Securities Act at the Effective Time, and no stop order suspending effectiveness shall have been issued, and no action, suit, proceeding, or investigation seeking a stop order or to suspend the effectiveness of the Registration Statement shall be pending before or threatened by the SEC;

(f) Member Approval. The Member Approval shall have been obtained; and

(g) Transaction Documents and Other Deliverables. Parent, Merger Sub, and the Escrow Agent (in the case of the Escrow Agreement), as applicable, shall have executed and delivered the Transaction Documents to which it is a party to the Company and the Member Representative, as applicable, and such other certificates, documents, and instruments as the Company may reasonably request related to the Transactions.

Section 7.02. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transactions shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions.

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Company contained in this Agreement, after disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct at and as of the date of this Agreement and at and as of the Closing, as though made at and as of the Closing (or, if made as of a specific date, on and as of such date), except where the failure of all such representations or warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (ii) the covenants and agreements contained in this Agreement to be complied with by the Company on or before the Closing shall have been complied with in all material respects; (iii) the covenants and agreements contained in the Support Agreements to be complied with by the Substantial Members on or before the Closing shall have been complied with in all material respects; (iv) the covenants and agreements contained in the Voting Agreement to be complied with by the Majority Member on or before the Closing shall have been complied with in all material respects and (v) Parent shall have received a certificate of the Company signed by a duly authorized officer of the Company dated as of the Closing Date certifying the matters set forth in clauses (i) and (ii) above;

(b) Governmental Approvals. Any waiting period (and any extensions thereof) under the HSR Act shall have expired or have been terminated;

(c) No Action. There shall not be threatened, instituted or pending any order, action or proceeding, before any court or other Governmental Authority with jurisdiction over material operations of the Company’s business (i) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly restrain or prohibit, in any material respect, the consummation of the Transactions or seeking to obtain material damages in connection with the Transactions, (ii) imposing or seeking to impose material limitations on the ability of Parent or any of its Affiliates to acquire or hold or to exercise full rights of ownership of any securities of the Business Entities, (iii) seeking to prohibit direct or indirect ownership or operation by Parent or any of its Affiliates of all or any material portion of the business or assets of the Business Entities, or to compel Parent or any of its Affiliates or the Related Entities to dispose of or to hold separately all or a material portion of the business or assets of Parent and its Affiliates or of the Business Entities, as a result of the Transactions, (iv) materially restricting or materially prohibiting the operations of the Related Entities’ respective businesses after the Closing in any geographic or product market or in any Program, or (v) seeking to invalidate or render unenforceable any material provision of this Agreement or any of the other Transaction Documents;

(d) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced, or entered any Law (whether temporary, preliminary, or permanent) that has the effect of prohibiting or making illegal the Transactions;

(e) Authority and Third-Party Consents. The Company shall have obtained and delivered to Parent documentation evidencing the consents and authorizations as and to the extent described on Section 7.02(e) of the Company Disclosure Schedule;

(f) Registration Statement. The Registration Statement (as amended or supplemented) has been declared effective and shall be effective under the Securities Act at the Effective Time, and no stop order suspending effectiveness shall have been issued, and no action, suit, proceeding, or investigation seeking a stop order or to suspend the effectiveness of the Registration Statement shall be pending before or threatened by the SEC;

(g) Member Approval. The Member Approval shall have been obtained;

(h) Transaction Documents; Other Deliverables. The Company, the Member Representative, and the Escrow Agent (in the case of the Escrow Agreement), as applicable, shall have executed and delivered the Transaction Documents to which it is a party to Parent and Merger Sub, as applicable, and such other certificates, documents, and instruments as Parent may reasonably request related to the Transactions;

(i) Related Agreements. The agreements and other documents set forth in Section 7.02(i) of the Company Disclosure Schedule (the “AMG Documents”) shall be in full force and effect, valid and binding on the applicable Business Entities and any Related Entities that are parties thereto, and shall not have been amended or otherwise modified since the date of this Agreement; and

(j) FIRPTA Affidavits. The Company shall have delivered or shall have caused to be delivered to Parent one or more affidavits, as appropriate, allowable, and necessary under applicable Law and under penalties of perjury, providing Parent with written documentation that (i) no interest in any Business Entity is a “United States real property interest” and/or that no Business Entity either was or is a “United States real property holding corporation” either prior to or as of the Closing Date (in form and substance required under Treasury Regulation Section 1.897-2(h) or under Treasury Regulations issued pursuant to Section 1445 of the Code) or that (ii) no Member is a “foreign person” (in form and substance required under Treasury Regulations issued pursuant to Section 1445 of the Code), so that Parent or the Exchange Agent or other party is exempt from withholding any portion of the consideration to be delivered pursuant to this Agreement under Section 1445 of the Code.

ARTICLE VIII

INDEMNIFICATION

Section 8.01. Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in this Agreement and the EQ Representations shall survive the Closing until the date that is the second (2nd) anniversary of the Closing Date (the “Survival End Date”), except for (i) the representations and warranties set forth in Section 4.01 (Organization, Authority and Qualification of the Company), Section 4.02 (Organization, Authority and Qualification of the Business Entities and Related Entities), Section 4.03(b) (Ownership of Equity Interests), Section 4.03(c) (No Options), Section 4.28 (Brokers), Section

5.01 (Organization and Authority of Parent and Merger Sub), and Section 5.15 (Brokers) (collectively, the “Specified Reps”), which shall survive indefinitely with respect only to any indemnification obligations arising out of or resulting from fraud or intentional misrepresentation by the Company, any Member, Parent or Merger Sub, and (ii) the representations and warranties set forth in Section 4.15 (Healthcare Regulatory Compliance), which shall survive until the date that is the fourth (4th) anniversary of the Closing Date; provided, however, that any claim made in accordance with Section 8.05 by the party seeking to be indemnified within the time periods set forth in this Section 8.01 shall survive until such claim is finally and fully resolved. The covenants and agreements contained in this Agreement (other than covenants and agreements to be performed after the Closing) shall expire on the Effective Time, and each covenant and agreement contained in this Agreement to be performed after the Closing shall expire immediately following one hundred twenty (120) days after the date on which such covenant or agreement is to be performed; provided, however, that any claim made in accordance with Section 8.05 by the party seeking to be indemnified within the time periods set forth in this Section 8.01 shall survive until such claim is finally and fully resolved. Following the expiration of a representation, warranty, covenant, or agreement, no Action may be initiated by any Parent Indemnified Party or Company Indemnified Party (as hereinafter defined) with respect thereto, regardless of any statute of limitations period that would otherwise apply.

Section 8.02. Indemnification by the Members. Parent and its Affiliates (including the Business Entities following the Closing) and their respective officers, directors, employees, and agents (each, a “Parent Indemnified Party”) shall from and after the Closing be indemnified and held harmless by the Members, jointly and severally, from and against all Liabilities, claims, damages (but excluding for all purposes under this ARTICLE VIII any consequential, incidental, or indirect damages, mental or emotional distress, diminution in value, lost profits, special, punitive, exemplary, or similar damages, and any damages calculated as a multiple of earnings, EBITDA, or revenue or loss of business reputation or opportunity), interest, awards, judgments, penalties, expenses, and assessments (in each case, including reasonable attorneys’ and consultants’ fees and expenses) (collectively, “Losses”) suffered or incurred by them arising out of or resulting from (without duplication):

(a) any misrepresentation in or breach of any of the representations or warranties of the Company contained in ARTICLE IV of this Agreement (other than the representations and warranties contained in Section 4.21, which are addressed in Section 8.02(d)) or any of the EQ Representations;

(b) the breach of, or failure to perform, any covenant or agreement of the Company (but only to the extent that any such covenant or agreement is to be performed by the Company prior to the Closing), the Members, or the Member Representative contained in this Agreement (other than the covenants and agreements set forth in Section 6.01(b)(xix) and Section 6.15, which are addressed in Section 8.02(d));

(c) any Losses, including any adverse impact on management fees to be paid to any Business Entity after the Closing pursuant to one or more management agreements with Related Entities, attributable to both (x) the operation of the Business on or prior to December 31, 2012 (as measured by date of service occurring on or prior to December 31, 2012) and (y) either of the following:

(i) any net negative adjustments (netting out all positive adjustments, including recoupments, against all negative adjustments) made to, or net repayments (netting out all positive adjustments, including recoupments, against all negative adjustments) of, pre- or post-Closing capitation or other payments from Payors to any of the Related Entities as a result of an adjustment of or challenge to the applicable plan’s risk adjustment factors by CMS or as a result of any withdrawal or nonvalidation of codes submitted by any of the Related Entities, in each case pursuant to a risk adjustment data validation audit (or other similar or successor audit(s)) of pre-Closing activity by CMS or its contractors; or

(ii) any disclosure (including self-disclosures) to, or investigation, action, order, or audit by, CMS, any other Governmental Authority regulating or enforcing Health Care Laws or Payor, or any agent or contractor thereof or thereto, with respect to pre-Closing activity, including a disclosure by a whistleblower with respect to any Business Entity or Related Entity, in all cases computed net of all positive adjustments, including recoupments, resulting from all such disclosures, investigations, actions, orders or audits;

provided, however, that any indemnification obligation of the Members under this Section 8.02(c) that is attributable to the operation of the Business (as measured by date of service) during the period from the Closing Date until December 31, 2012, shall be prorated by multiplying the amount of such Losses by a fraction, the numerator of which is the number of days in 2012 through the Closing Date and the denominator of which is 366; it further being agreed, for the sake of clarity, that there shall be no proration or reduction for any Losses attributable to the operation of the Business (as measured by date of service) prior to the Closing Date and that the Members shall be responsible hereunder, pursuant to the terms and conditions of this Section 8.02(c), for all such pre-Closing Date Losses; and

(d) Indemnified Taxes (and for purposes of this Section 8.02(d), Losses shall include Taxes).

Section 8.03. Indemnification by Parent. The Members and their respective officers, managers, equityholders, employees, and agents (each, a “Company Indemnified Party”) shall from and after the Closing be indemnified and held harmless by Parent from and against any and all Losses suffered or incurred by them arising out of or resulting from (without duplication):

(a) any misrepresentation in or breach of any of the representations or warranties of Parent or Merger Sub contained in ARTICLE V of this Agreement;

(b) the breach of, or failure to perform, any covenant or agreement of Parent or Merger Sub, or the Company (but with respect to the Company only to the extent that any such covenant or agreement is to be performed by the Company after the Closing) contained in this Agreement;

(c) any Taxes imposed on the Business Entities or the Related Entities, or any Taxes that are imposed on any Member with respect to a Pre-Closing Tax Period as a result of the breach of, or failure to perform, any covenant or agreement herein by Parent or any Affiliate of Parent, including, after the Closing, the Company or any Affiliate of the Company, and that are not Indemnified Taxes subject to indemnification pursuant to Section 8.02(d) (and for purposes of this Section 8.03(c), Losses shall include Taxes); and

(d) the execution of the AMG Documents and the transactions contemplated thereby (and for purposes of this Section 8.03(d), Losses shall include Taxes other than Taxes resulting from a negative tax capital account maintained by a partner of HCPAMG).

Section 8.04. Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement:

(a) (i) The Members shall not be liable for any Losses pursuant to Section 8.02(a) (other than Section 4.21 (Taxes)) or Section 8.02(c) unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Members exceeds $27,500,000, whereupon the Parent Indemnified Party shall be entitled to indemnification for the full amount of such Losses (without deduction of such threshold amount); (ii) no claim for indemnification by any Parent Indemnified Party pursuant to Section 8.02 shall be asserted for any individual item or a series of related items where the Losses with respect to such item or series of related items are less than $100,000 (and if the Losses relating to such item or series of related items do not exceed $100,000, then no such Losses shall be counted toward satisfaction of the threshold set forth in Section 8.04(a)(i)); (iii) the maximum aggregate amount of indemnifiable Losses which may be recovered from the Members shall be an amount equal to the value, if any, of Parent Common Stock and the amount, if any, of cash remaining in the Escrow Fund on or prior to the Survival End Date and in the Healthcare Indemnity Account and the Tax Indemnity Account following the Survival End Date (the “Cap”) (it being understood that the Members shall not be liable for Losses in the aggregate in excess of the Cap); (iv) following the Survival End Date, the only indemnifiable Losses which may be recovered from the Members (and any such recovery shall be limited by the Cap) shall be (A) from the Healthcare Indemnity Account but only until the Fourth Escrow Distribution Date (except as otherwise provided in Section 8.04(a)(v)) and only (x) pursuant to Section 8.02(a) but only with respect to the representations and warranties set forth in Section 4.15 (Healthcare Regulatory Compliance) and (y) pursuant to Section 8.02(c), and (B) from the Tax Indemnity Account but only until the Fifth Escrow Distribution Date (except as otherwise provided in Section 8.04(a)(vi)) and only pursuant to Section 8.02(d); (v) following the Fourth Escrow Distribution Date, the only indemnifiable Losses which may be recovered from the Healthcare Indemnity Account shall be for any claim made by a Parent Indemnified Party on or prior to the Fourth Escrow Distribution Date in accordance with Section 8.05 and of the type described in Section 8.04(a)(iv)(A)(x) or Section 8.04(a)(iv)(A)(y), in each case that remains unresolved as of the Fourth Escrow Distribution Date; (vi) following the Fifth Escrow Distribution Date, the only indemnifiable Losses which may be recovered from the Tax Indemnity Account shall be for any claim made by a Parent Indemnified Party on or prior to the Fifth Escrow Distribution Date in accordance with Section 8.05 and of the type described in Section 8.04(a)(iv)(B), in each case that remains unresolved as of the Fifth Escrow Distribution Date; (vii) the Members shall not be liable for any Losses for Indemnified Taxes under Section 8.02(d) to the extent arising out of, resulting from, or accelerated by, the breach of any covenant herein by Parent or any Affiliate of Parent, including, after the Closing, the Company or any Affiliate of the Company, and (viii) the Members shall not be liable for any Losses to the extent arising out of or resulting from the execution of the AMG Documents or the transactions contemplated thereby (it being understood that, for the avoidance of doubt, this clause (viii) shall not require Parent to indemnify any Member that is also a partner of HCPAMG for Taxes resulting from a negative tax capital account maintained by such partner in HCPAMG, as provided in Section 8.03(d) above); provided, however, that the limitations set forth in this Section 8.04(a) shall not apply in respect of any indemnification obligation arising out of or resulting from fraud or intentional misrepresentation by the Company (to the extent occurring prior to the Closing) or any Member (it being understood that any such indemnification obligation may only be recovered from the Escrow Fund if a claim is made with respect thereto on or prior to the Survival End Date in accordance with Section 8.05 and may not be recovered from the Healthcare Indemnity Account or the Tax Indemnity Account) and provided, further, that the limitations set forth in clause (i) of this Section 8.04(a) shall not apply to breaches by the Company of any of the Specified Reps.

(b) (i) Parent shall not be liable for any Losses pursuant to Section 8.03(a) unless and until the aggregate amount of indemnifiable Losses which may be recovered from Parent exceeds $5,008,380, whereupon the Company Indemnified Party shall be entitled to indemnification for the full amount of such Losses (without deduction of such threshold amount); (ii) no claim for indemnification by any Company Indemnified Party pursuant to Section 8.03(a) or Section 8.03(b) shall be asserted for any individual item or a series of related items where the Losses with respect to such item or series of related items are less than $100,000 (and if the Losses relating to such item or series of related items do not exceed $100,000, then no such Losses shall be counted toward satisfaction of the threshold set forth in Section 8.04(b)(i)); (iii) the maximum aggregate amount of indemnifiable Losses which may be recovered from Parent under Section 8.03(a) and Section 8.03(c) shall be an amount equal to $101,875,000 (it being understood that Parent shall not be liable for Losses in the aggregate in excess of $101,875,000 pursuant to this clause (iii)); and (iv) Parent shall not be liable for any Losses pursuant to Section 8.03(c) or Section 8.03(d) to the extent arising out of, resulting from, or accelerated by, the breach of any covenant herein by any Member or, prior to the Closing, by the Company or any Affiliate of the Company; provided, however, that the limitations set forth in this Section 8.04(b) shall not apply in respect of any indemnification obligation arising out of or resulting from fraud or intentional misrepresentation by Parent or Merger Sub, or by the Company (to the extent occurring after the Closing), and provided, further, that the limitations set forth in clause (i) of this Section 8.04(b) shall not apply to breaches by Parent or Merger Sub of any of the Specified Reps.

(c) The Members’ liability for any Losses shall be satisfied solely and exclusively from the Escrowed Merger Consideration then held by the Escrow Agent in the Escrow Account on or prior to the Survival End Date (the “Escrow Fund”) or in the Healthcare Indemnity Account and in the Tax Indemnity Account after the Survival End Date by reducing the amounts that would otherwise become payable to the Members under the Escrow Agreement, and in no event shall any such Losses other than from Escrowed Merger Consideration in the Escrow Account, the Healthcare Indemnity Account and the Tax Indemnity Account be payable by the Members through application of Section 10.10. Notwithstanding anything else herein to the contrary, the parties hereby acknowledge and agree that once Escrowed Merger Consideration in the Escrow Account, the Healthcare Indemnity Account and the Tax Indemnity

Account has been exhausted or fully paid to the Members and the holders of Company Options, the only liability of the Members for Losses hereunder that shall survive shall be with respect to breaches of any of the Specified Reps arising out of or resulting from fraud or intentional misrepresentation by the Company (to the extent occurring prior to the Closing) or any Member, which liability shall be several and not joint among the Members and shall be allocated pro rata based on the Fully Diluted Units held by such Members as of immediately prior to the Closing relative to Total Outstanding Company Units.

(d) For all purposes of this ARTICLE VIII, the representations and warranties of the Company shall not be deemed to be qualified by any references to the terms “material”, “materially”, “Material Adverse Effect” or terms of similar meaning; provided, however, that, in no event shall (A) “Material Contract” be read to mean “Contract” or (B) any such “material”, “materially” or “Material Adverse Effect” be read out of Section 4.12 or Section 4.22(a). For all purposes of this ARTICLE VIII, “Losses” shall be net of (A) any insurance proceeds actually paid to the Indemnified Party or any of its Affiliates in connection with the facts giving rise to the right of indemnification and, if the Indemnified Party or any of its Affiliates receives such proceeds after receipt of payment from the Indemnifying Party, then the amount of such proceeds, net of any related deductibles and reasonable expenses incurred in obtaining them, shall be paid to the Indemnifying Party; (B) any prior or subsequent contribution or other payments or recoveries of a like nature by the Indemnified Party from any third Person (other than the Indemnifying Party) with respect to such Losses; and (C) any amount reserved on the Estimated Closing Balance Sheet or, on and after such time there exists a balance sheet from which Final Net Working Capital and Final Indebtedness Amount are calculated, such balance sheet with respect to such Loss to the extent that such amount was included in Final Net Working Capital or Final Indebtedness Amount. Each of the parties hereto acknowledges and agrees to treat any payment for any indemnification claim pursuant to this Agreement as an adjustment to the consideration received hereunder by the applicable holder of Company Common Units for such Company Common Units or by the applicable holder of Company Options for such Company Options. Each Indemnified Party shall be obligated to use its commercially reasonable efforts to mitigate all Losses after it becomes aware of any event that could reasonably be expected to give rise to any Losses that are indemnifiable or recoverable hereunder or in connection herewith.

(e) (i) No Indemnifying Party shall be liable for any Losses in respect of any liability or Loss that is contingent unless and until such contingent liability or Loss becomes an actual liability or Loss and is due and payable and (ii) no Indemnifying Party shall be liable to pay any amount in discharge of a claim under this ARTICLE VIII unless and until the Liability or Loss in respect of which the claim is made has become due and payable.

(f) An Indemnified Party shall not be entitled under this Agreement to multiple recoveries for the same Loss.

(g) No Parent Indemnified Party shall be entitled to indemnification under this ARTICLE VIII with respect to any Losses to the extent that such Losses have been incorporated into the final determination of the “Final Net Working Capital” or the “Final Indebtedness Amount” pursuant to Section 3.05 and Parent has been paid the Total Shortfall Amount, if any, to which it is entitled pursuant to such Section.

(h) The right of a Parent Indemnified Party or a Company Indemnified Party to indemnification or to assert or recover on any claim shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy of or compliance with any of the representations, warranties, covenants, or agreements set forth in this Agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the right to indemnification or other remedy based on such representations, warranties, covenants or agreements.

(i) Parent may offset any amounts to which it may be entitled under the terms of this Agreement against amounts otherwise payable by it under this Agreement. Neither the exercise of, nor the failure to exercise, such right of offset shall constitute an election of remedies or limit Parent in any manner in the enforcement of any other remedies that may be available to it hereby.

(j) Any Loss incurred by a Parent Indemnified Party to the extent due to its or the Company’s or a Related Consolidated Entity’s direct or indirect ownership of equity securities of a less than wholly owned Related Entity shall be limited to the Losses attributable to such Parent Indemnified Party’s or the Company’s or such Related Consolidated Entity’s ownership interest and shall not include any Losses incurred to the extent due to any other ownership interest of equity securities in such Related Entity.

Section 8.05. Notice of Loss; Third-Party Claims.

(a) An Indemnified Party shall give the Indemnifying Party written notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within forty-five (45) days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this ARTICLE VIII except to the extent that the Indemnifying Party is materially prejudiced by such failure.

(b) If an Indemnified Party shall receive notice of any Action, audit, claim, demand, or assessment against it (each, a “Third-Party Claim”) that may give rise to a claim for Loss under this ARTICLE VIII, within thirty (30) days of the receipt of such notice (or within such shorter period as may be required to permit the Indemnifying Party to respond to any such claim), the Indemnified Party shall give the Indemnifying Party written notice of such Third-Party Claim together with copies of all notices and documents served on or received by the Indemnified Party; provided, however, that the failure to provide such notice or copies shall not release the Indemnifying Party from any of its obligations under this ARTICLE VIII except to the extent that the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled to assume and control the defense of such Third-Party Claim at its expense and through counsel of its choice (provided that such counsel is not reasonably objected to by the Indemnified Party) if it gives notice of its intention to do so to the Indemnified Party within thirty (30) days of the receipt of such notice from the Indemnified Party; provided that, if the

Third-Party Claim consists of an Action brought against or with respect to the Indemnified Party by a Governmental Authority enforcing, or asserting Losses as a result of a violation of, Health Care Laws, the Indemnified Party shall be entitled, by giving written notice to the Indemnifying Party concurrently with the giving of written notice of such Third-Party Claim, to elect to jointly assume and control the defense of such Third-Party Claim with the Indemnifying Party, with each of the Indemnified Party and Indemnifying Party bearing one-half of the expense of such defense and through counsel jointly selected by the Indemnified Party and the Indemnifying Party. If the Indemnifying Party elects to undertake any such defense (other than a joint defense as described above) against a Third-Party Claim, the Indemnified Party may participate in such defense at its own expense. The Indemnified Party shall reasonably cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense (other than in the case of a joint defense as described above where such expense shall be split equally), all witnesses, pertinent records, materials, and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto (or in the possession or control of any of its Affiliates or its or their Representatives) as is reasonably requested by the Indemnifying Party or its counsel. If the Indemnifying Party elects to direct the defense of any Third-Party Claim pursuant to this Section 8.05, the Indemnified Party shall not pay or approve the payment of any part of such Third-Party Claim unless the Indemnifying Party consents in writing to such payment or unless the Indemnifying Party withdraws from the defense of such Third-Party Claim or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third-Party Claim. If the Indemnifying Party has elected to direct and is directing the defense of any Third-Party Claim pursuant to this Section 8.05, the Indemnified Party shall not forgo any appeal or admit any Liability with respect to, or settle, compromise, or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent. The Indemnifying Party shall have the right to settle any Third-Party Claim for which it obtains a full release of the Indemnified Party in respect of such Third-Party Claim (and which settlement does not impose injunctive or other equitable relief against the Indemnified Party or a finding or admission of any violation of applicable Law or violation of the rights of any Person by the Indemnified Party) or to which settlement the Indemnified Party consents in writing, such consent not to be unreasonably withheld, conditioned, or delayed.

Section 8.06. Remedies. Each of the parties hereto acknowledges and agrees that following the Closing, other than as provided in Section 10.10 (but subject to Section 8.04(c)), (i) the indemnification provisions of this ARTICLE VIII and Section 6.08(c) shall be the sole and exclusive remedies of the parties hereto for any breach of the representations and warranties contained in this Agreement or of the EQ Representations and for any failure to perform or comply with any covenant or agreement in this Agreement; and (ii) any and all claims arising out of or in connection with the Transactions must be brought under and in accordance with the terms of this Agreement. In furtherance of the foregoing, each party hereto hereby waives, from and after the Closing, to the fullest extent permitted by Law, any and all other rights, claims, and causes of action it may have against the other party or its Affiliates, successors, and permitted assigns relating to the subject matter of this Agreement (other than claims for fraud or intentional misrepresentation).

Section 8.07. Subrogation. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this ARTICLE VIII, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third-parties with respect to the subject matter underlying such indemnification claim and the Indemnified Party shall assign any such rights to the Indemnifying Party.

Section 8.08. Member Representative.

(a) Each Member shall be deemed to have irrevocably approved the designation of, and hereby irrevocably designates, Robert D. Mosher as the Member Representative and Robert D. Mosher is hereby appointed as of the date hereof as the true and lawful agent and attorney in fact of the Members as the Member Representative for and on behalf of the Members to give and receive notices and communications in connection with this Agreement and related matters, including in connection with claims for indemnification under this ARTICLE VIII, to take all actions, including the payment of expenses or defense on behalf of Members pursuant to Section 8.05, and to agree to, negotiate, defend, and enter into settlements, adjustments, and compromises of, and commence and prosecute litigation and comply with Governmental Orders with respect to, such claims, and to take all other actions, including the giving of instructions to the Escrow Agent, that are either (i) necessary or appropriate in the judgment of the Member Representative for the accomplishment of the foregoing or (ii) specifically authorized or mandated by Section 3.02, Section 3.05, Section 3.06, Section 3.07, Section 3.08, Section 6.15, Section 7.01, Section 7.02, and Section 8.08 and ARTICLE X. In fulfilling his duties hereunder, the Member Representative shall act in good faith and in a manner that the Member Representative reasonably believes to be in the best interests of the Members, taken as a whole, and consistent with his obligations under this Agreement. The Member Representative shall be assisted from time to time by such Persons as the Member Representative deems necessary and appropriate in exercising his duties under this Agreement. The Member Representative shall be subject to removal by the Majority Member (or its designated successor). If the Member Representative shall die, be removed, become disabled or resign, or the Member Representative is otherwise unable to fulfill his responsibilities hereunder, the Majority Member shall appoint a successor Member Representative as soon as reasonably practicable after such death, removal, disability, resignation, or inability, and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the former Member Representative as the Member Representative hereunder. Notices or communications to or from the Member Representative shall constitute notice to or from the Members. Each Member hereby agrees to receive correspondence from the Member Representative, including in electronic form. As promptly as reasonably practicable following the date hereof, the Company shall deliver to the Member Representative a mailing list with the mailing address and email address of each Member and holder of Company Options and the Member Representative may rely on such mailing list unless notified in writing by any Member, holder of Company Options, or any authorized representative of any Member or holder of Company Options of a change in such Member’s or holder of Company Options’ mailing address or email address or of a transfer pursuant to Section 3.07, indentifying (in the case of a transfer) the name and address of the successor interest holder. It is understood by all parties that Robert D. Mosher is executing this Agreement solely in his capacity as the Member Representative and solely with respect to the specified provisions of this Agreement specified in the first sentence of this clause (a), and the Member Representative shall have no duties or obligations, at law, in equity, by contract, or otherwise, to act on behalf of any Member, except for those duties or obligations expressly set forth in this Agreement.

(b) Any and all costs and expenses of the Member Representative, including any costs and expenses of any Person retained by the Member Representative to provide assistance, counsel, or other advisory services, incurred in performing his obligations under this Agreement shall be paid or recovered from funds in the MR Escrow Account pursuant to Section 3.07, except as provided in the last sentence of Section 8.08(c).

(c) The Member Representative shall be entitled to act in his sole and absolute discretion and shall incur no liability whatsoever to the Members for any act done or omitted hereunder as the Member Representative, including errors in judgment, while acting in good faith or in reliance on the advice of representatives of the Majority Member, counsel, accountants, or other advisors, consultants, or experts. The Members shall exonerate and make no claim against the Member Representative for acting as their Member Representative, other than with respect to any act or failure to act which represents fraud, willful misconduct, or gross negligence on the part of the Member Representative. The Members shall indemnify the Member Representative and hold the Member Representative harmless against any liability incurred without fraud, willful misconduct, or gross negligence on the part of the Member Representative and arising out of or in connection with the acceptance or administration of the Member Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Member Representative. The Member Representative shall have the right to recover such expenses directly from the MR Escrow Account; provided, however, following the time that the MR Escrow Account has been fully exhausted, the Member Representative may recover 80% of such expenses from the Majority Member and 20% of such expenses from Bay Shores Investment LLC, with such Members being entitled to recover the payment of such expenses in excess of their pro rata share from the other Members pro rata based on the proportion of Company Common Units held by each Member as of immediately prior to the Closing relative to all Company Common Units held by all Members as of immediately prior to the Closing. The Majority Member, Bay Shores Investment LLC, and each Signing Member shall promptly make the payments required of them hereunder and shall pay all costs and expenses (including reasonable attorneys’ fees) incurred in any Action initiated to collect any such payments that have not been made.

(d) The Member Representative shall be compensated for his service as such based upon the amount of time devoted to such services at the normal hourly rate of the Member Representative as determined by Nossaman LLP. If the Member Representative is not a lawyer at Nossaman LLP, the Member Representative shall be compensated at a rate and on a basis established by the Majority Member. The Member Representative shall be paid such compensation from the funds in the MR Escrow Account and, if there are no remaining funds in the MR Escrow Account, the Member Representative may recover his compensation in the same way expenses may be recovered pursuant to the last sentence of Section 8.08(c) above.

(e) A decision, act, consent, or instruction of the Member Representative after the Closing, including a waiver of this Agreement pursuant to Section 10.08(b) hereof, shall constitute a decision of all the Members and shall be final, binding, and conclusive upon the Members. Parent is entitled to rely upon any such decision, act, consent, or instruction of the

Member Representative as being the decision, act, consent, or instruction of all the Members. Parent is hereby relieved from any liability to any Person for any acts done by Parent in accordance with such decision, act, consent, or instruction of the Member Representative.

(f) Parent agrees and acknowledges that concurrently with the execution of this Agreement, it has executed and delivered to the Member Representative a conflict waiver letter mutually agreeable to Parent and the Member Representative. The Members acknowledge that the Member Representative is a partner in a law firm, Nossaman LLP, which as of the date hereof provides legal services to the Company and after the Closing may provide legal services to or on behalf of Parent and its Affiliates, including the Surviving Entity. The Company with respect to periods prior to Closing and the Members acknowledge and waive any conflict of interest that may result from the representation of Parent and its Affiliates by Nossaman LLP or Mr. Mosher at a time when Mr. Mosher concurrently serves as the Member Representative.

ARTICLE IX

TERMINATION

Section 9.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by either the Company or Parent if the Closing shall not have occurred by November 30, 2012 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.01(a) shall not be available to any party whose breach or failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(b) by either the Company or Parent in the event that any Governmental Order enjoining or otherwise prohibiting the Transactions shall have become final and nonappealable;

(c) by the Company if a breach of any representation, warranty, covenant, or agreement on the part of Parent or Merger Sub set forth in this Agreement (including an obligation to consummate the Transactions) shall have occurred that would, if occurring or continuing on the Closing Date, cause any of the conditions set forth in Section 7.01 not to be satisfied, and such breach is not cured, or is incapable of being cured, within thirty (30) days (but no later than the Termination Date) of receipt of written notice by the Company to Parent of such breach; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.02 not to be satisfied;

(d) by Parent if a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Transactions) shall have occurred that would, if occurring or continuing on the Closing Date, cause any of the conditions set forth in Section 7.02 not to be satisfied, and such breach is not cured, or is incapable of being cured, within thirty (30) days (but no later than the Termination Date) of receipt of written notice by Parent to the Company of such breach; provided that Parent is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.01 not to be satisfied;

(e) by either the Company or Parent, upon written notice to the other party, if the Member Approval shall not have been obtained;

(f) by either the Company or Parent in the event that one or more of the conditions to Closing contained in ARTICLE VII cannot be satisfied as of the Closing Date; provided, however, that the right to terminate this Agreement under this Section 9.01(f) shall not be available to any party in breach of this Agreement or whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, such condition not to be satisfied as of the Closing Date;

(g) by either the Company or Parent in the event that neither Parent nor Merger Sub shall have received the proceeds of the Financing at any time following the satisfaction or waiver of all the conditions set forth in Section 7.02 (other than those conditions that, by their nature, cannot be satisfied until the Closing Date, but which conditions could be satisfied if the Closing Date were the date of such termination); provided that the right to terminate this Agreement under this Section 9.01(g) shall not be available to any party in breach of this Agreement or whose failure to fulfill any obligation under Section 6.08 shall have been the cause of, or shall have resulted in, such failure of Parent or Merger Sub to receive the proceeds of the Financing;

(h) by Parent, upon written notice to the Company within five (5) Business Days after obtaining the Member Approval, if at the time of termination holders of more than five percent (5%) of the outstanding Company Common Units shall have validly exercised their dissent rights (and not withdrawn such exercise or otherwise become ineligible to effect such exercise) in respect of the Transactions; or

(i) by the mutual written consent of the Company and Parent.

Section 9.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no Liability on the part of either party hereto or its Representatives (which shall include, for the avoidance of doubt, the Financing Sources) except that (a) this Section 9.02, Section 9.03, ARTICLE X, the indemnification provisions set forth in Section 6.08(c) and the reimbursement provisions set forth in Section 6.16(a) shall survive any such termination; (b) the Confidentiality Agreement shall continue in full force and effect in accordance with its terms; and (c) nothing herein shall relieve any party hereto from Liability for any intentional breach of this Agreement occurring prior to such termination.

Section 9.03. Termination Fee.

(a) In the event that (i) Parent or the Company shall terminate this Agreement pursuant to Section 9.01(a) (and at such time any condition set forth in Section 7.01(a) or Section 7.01(g) is not satisfied, including the obligation of Parent or Merger Sub to consummate the Transactions, or any other condition set forth in Section 7.01 is not met due to Parent’s or Merger Sub’s breach of this Agreement or failure to fulfill any obligation under this Agreement) or the Company shall terminate this Agreement pursuant to Section 9.01(c), in either case following the satisfaction or waiver of all the conditions set forth in Section 7.02 (other than (x) conditions that have not been met due to Parent’s or Merger Sub’s breach of this Agreement or failure to fulfill any obligation under this Agreement and (y) those conditions that, by their nature, cannot be satisfied until the Closing Date, but, in the case of clause (y), which conditions could be satisfied if the Closing Date were the date of such termination or if Parent or Merger Sub had not breached this Agreement or had not failed to fulfill its obligations under this Agreement), (ii) the Company shall terminate this Agreement pursuant to Section 9.01(f) following Parent’s or Merger Sub’s breach of this Agreement or failure to fulfill any obligation under this Agreement, in each case that shall have been the cause of, or shall have resulted in, a condition not to be satisfied as of the Closing Date that provided the basis for the termination of this Agreement pursuant to Section 9.01(f), or (iii) Parent or the Company shall terminate this Agreement pursuant to Section 9.01(g) (other than if (A) the Company has failed to deliver to Parent on the Closing Date a certificate signed by a duly authorized officer of the Company certifying that, effective as of the Closing, the EQ Representations with respect to which the Company, pursuant to Section 6.08(c), has confirmed to Parent that Parent may make in the Financing Agreement with respect to the Senior Secured Financing are true and correct in all material respects as of the Closing Date and (B) neither Parent nor Merger Sub has received the proceeds of the Senior Secured Financing and that failure is solely the result of the EQ Representations not being true and correct in all material respects as of the Closing Date), then Parent shall pay to the Company, (x) concurrently with such termination by Parent or (y) for all such terminations other than by Parent as promptly as reasonably practicable (and, in any event, within two (2) Business Days of such termination) a termination fee of $125,000,000 by wire transfer of immediately available funds to an account designated by the Company (the “Parent Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(b) If the Parent Termination Fee becomes due and Parent fails to timely pay such termination fee, and, in order to obtain payment, the Company commences an Action that results in a judgment against Parent for the payment of the Parent Termination Fee, Parent shall, in addition to paying the Company the Parent Termination Fee, pay the Company its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with the such Action, together with interest on such termination fee at the prime rate, as quoted in the “Money Rates” section of The Wall Street Journal, for the period commencing on the date the Parent Termination Fee was required to be paid through the date such payment was actually received by the Company.

ARTICLE X

GENERAL PROVISIONS

Section 10.01. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors, accountants, and printers and filing, processing, or other fees, incurred in connection with this Agreement and the other Transaction Documents and the Transactions shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 10.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by email (to such address specified below or another address as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

(a)	if to the Company:

HealthCare Partners Holdings, LLC

19191 South Vermont Avenue, Suite 200

Torrance, California 90502

Attention: Chief Executive Officer

Email: RMargolis@healthcarepartners.com

with a copy to:

Munger, Tolles & Olson LLP

355 South Grand Avenue, 35th Floor

Los Angeles, California 90071

Attention: Robert E. Denham

Email: robert.denham@mto.com

(b)	if to Parent or Merger Sub:

DaVita Inc.

2000 16th Street

Denver, Colorado 80202

Attention: Chief Legal Officer

Email: Kim.Rivera@davita.com

with copies to:

DaVita Inc.

2000 16th Street

Denver, Colorado 80202

Attention: Deputy General Counsel – Transactions

Email: Martha.Ha@davita.com

DaVita Inc.

1423 Pacific Avenue

Tacoma, Washington 98402

Attention: Chief Accounting Officer

Email: Jim.Hilger@davita.com

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, New York 10104

Attention: Spencer D. Klein

Email: sklein@mofo.com

(c)	if to the Member Representative:

Robert D. Mosher

Nossaman LLP

777 South Figueroa Street, 34th Floor

Los Angeles, California 90017

E-mail: rmosher@nossaman.com

Section 10.03. Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be agreed upon by Parent and the Company. Thereafter, neither Parent and Merger Sub, on the one hand, nor any Business Entity or Related Entity, on the other hand, shall make, or cause to be made, any press release or public announcement in respect of this Agreement, the other Transaction Documents, or the Transactions or otherwise communicate with any news media regarding this Agreement, the other Transaction Documents, or the Transactions without the prior written consent of the other party hereto unless such press release or public announcement is otherwise required by Law or applicable stock exchange regulation, in which case Parent and the Company shall, to the extent practicable and lawful, consult with each other and cooperate as to the timing and contents of any such press release, public announcement, or communication. Notwithstanding the forgoing, Parent and Merger Sub, on the one hand, and the Business Entities and the Related Entities, on the other hand, may make, or cause to be made, public statements in respect of this Agreement, the other Transaction Documents, or the Transactions or otherwise communicate with any news media regarding this Agreement, the other Transaction Documents, or the Transactions without the prior written consent of the other party hereto so long as such statements or communications are consistent with press releases, public announcements, or other communications previously approved by the parties.

Section 10.04. Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced under any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect, provided that the economic and legal substance of the Transactions is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 10.05. Entire Agreement. This Agreement, the other Transaction Documents, the Company Disclosure Schedule, and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof and thereof.

Section 10.06. Assignment. This Agreement may not be assigned by operation of Law or otherwise without the express written consent of the Company and Parent (which consent may be granted or withheld in the sole discretion of the Company or Parent), as the case may be, and any attempted assignment without such consent shall be null and void; provided, however, that Parent shall have the right to assign this Agreement to a direct or indirect wholly owned subsidiary of Parent; provided, further, that any such assignment shall not relieve Parent of its obligations hereunder.

Section 10.07. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, each of the parties hereto; or (b) by a waiver in accordance with Section 10.08.

Section 10.08. Waiver. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of any other party; (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered by any other party pursuant to this Agreement; or (c) waive compliance with any of the agreements of any other party or conditions to such obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

Section 10.09. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement; provided, however, (a) the Members and holders of Company Options are express third party beneficiaries of ARTICLE III, Section 6.12, Section 6.13, Section 6.15(b), ARTICLE VIII, and this Section 10.09 and (b) the Financing Sources are express third party beneficiaries of Section 9.02, this Section 10.09, Section 10.11, Section 10.12 and Section 10.14.

Section 10.10. Specific Performance. Subject to Section 8.04(c), each of the parties hereto acknowledges that a breach or threatened breach by any party of any of their obligations under this Agreement (including failing to take such actions as are required of it hereunder to consummate the Transactions) would give rise to irreparable harm to the other parties to this Agreement (in each instance, a “Non-Breaching Party”) for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by a party of any such obligations, any Non-Breaching Party shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond or other security). Each of the parties hereto agrees that such party will not oppose the granting of a temporary restraining order, an injunction, specific performance, or any other equitable relief on the basis that there is an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. For the avoidance of doubt, the Company and the Member Representative shall not have the right under this Section 10.10 to obtain a temporary restraining order, an injunction, specific performance, or any other equitable relief that may be available from a court of competent jurisdiction to cause the consummation of the Closing if (i) Parent has complied with its obligations under Section 6.08, (ii) despite such compliance, the proceeds of the Financing are not available to Parent or Merger Sub, and (iii) upon termination of this Agreement, the Parent Termination Fee shall be due and payable in accordance with Section 9.03.

Section 10.11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. All Actions arising out of or relating to this Agreement (including any Action involving the Financing Sources) shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan of the City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of the City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto (including any Action involving the Financing Sources); (b) consent to service of process in accordance with the procedure set forth in Section 10.02; and (c) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

Section 10.12. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY ACTION INVOLVING THE FINANCING SOURCES). EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

Section 10.13. Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 10.14. Limitation on Liability. Notwithstanding anything to the contrary in this Agreement, the Company agrees on behalf of itself and its Subsidiaries that it shall not assert any claim or bring any action, or support any claim or action brought by another Person (whether in equity, in contract or tort, or otherwise), in any proceeding or forum, against any Financing Source or any former, current, or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate, agent, or advisor thereof (excluding, in each case, Parent, Merger Sub, and their respective Affiliates) relating to or arising out of this Agreement or the Financing Letters or the transactions contemplated hereby or thereby, including any action or claim arising out of or relating to any breach, termination, or failure under this Agreement, and no Financing Source or any former, current, or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate, agent, or advisor thereof (excluding, in each case, Parent, Merger Sub, and their respective Affiliates) shall have any liability or obligation to the Company or any of its Subsidiaries relating to or arising out of this Agreement or the Financing Letters or the transactions contemplated hereby or thereby, including any action or claim arising out of or relating to any breach, termination, or failure under this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by its representative thereunto duly authorized.

DAVITA INC.

By:	/s/ Kent J. Thiry
Name: Kent J. Thiry
Title: Chairman of the Board and
Chief Executive Officer

SEISMIC ACQUISITION LLC

By:	/s/ Dennis L. Kogod
Name: Dennis L. Kogod
Title: Manager

HEALTHCARE PARTNERS HOLDINGS, LLC

By:	/s/ Robert J. Margolis
Name: Robert J. Margolis, M.D.
Title: Chief Executive Officer

With respect only to the MR Provisions of this Agreement:

/s/ Robert D. Mosher
Robert D. Mosher,
as Member Representative

[Signature Page to Merger Agreement]

EXHIBIT A-1

Sample Earn-Out EBITDA Calculation

EXHIBIT A-2

Sample Unusual and Non-Recurring Items

EXHIBIT B

Reference Net Working Capital Statement

EXHIBIT C

Certificate of Merger

EXHIBIT D

Articles of Organization

EXHIBIT E

Operating Agreement

EXHIBIT F

Surviving Intercompany Agreements